UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

Peoples Bancorp Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PEOPLES BANCORP INC.
Marietta, Ohio
March 13, 2017

Dear Fellow Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of Peoples Bancorp Inc. ("Peoples") will be held at 10:00 a.m., Eastern Daylight Saving Time, on Thursday, April 27, 2017, in the Ballroom of the Lafayette Hotel, 101 Front Street, in Marietta, Ohio (Interstate 77, Ohio exit 1), for the following purposes:

1. To elect the following individuals as directors of Peoples for terms of three years each:

Nominee		Term Will Expire In
Tara M. Abraham	(for re-election)	2020
James S. Huggins	(for re-election)	2020
Brooke W. James	(for re-election)	2020

2. To consider and vote upon a non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the accompanying Proxy Statement for the Annual Meeting.
3. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017.
4. To transact any other business that properly comes before the Annual Meeting. Peoples' Board of Directors is not aware of any other business to come before the Annual Meeting.

If you were a holder of record of common shares of Peoples at the close of business on February 28, 2017, you will be entitled to vote in person or by proxy at the Annual Meeting.

We have elected to take advantage of Securities and Exchange Commission ("SEC") rules that allow us to furnish proxy materials to certain shareholders on the Internet. On or about the date of this Notice of Annual Meeting to Shareholders, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to shareholders of record at the close of business on February 28, 2017. The Notice of Internet Availability contains information on how to access the Proxy Statement (which describes in detail each of the matters to be considered at the Annual Meeting), Peoples' 2016 Annual Report to Shareholders and the form of proxy on the Internet, as well as instructions on how to request a paper copy of the proxy materials. At the same time, we provided shareholders of record with access to our online proxy materials and filed our proxy materials with the SEC. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. If you have received the Notice of Internet Availability, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained in the Notice of Internet Availability and summarized on the following page.

It is important that your common shares be represented at the Annual Meeting whether or not you are personally able to attend. Accordingly, after reading the accompanying Proxy Statement, please promptly submit your proxy by telephone, Internet or mail as described in the Proxy Statement.

Submitting your proxy by telephone, Internet or mail does not deprive you of the right to attend the Annual Meeting and to vote your common shares in person in the manner described in the accompanying Proxy Statement.

To obtain directions to attend the Annual Meeting and vote in person, please call Investor Relations at 740-374-6136.

By Order of the Board,

M. Ryan Kirkham

M. Ryan Kirkham
Corporate Secretary

YOUR VOTE IS IMPORTANT

Before you vote, access the proxy materials in one of the following ways prior to the Annual Meeting:

To view Online: Visit *www.proxydocs.com/pebo* 24 hours a day, seven days a week, prior to 11:59 p.m., Central Daylight Saving Time, on April 26, 2017. With your Notice of Internet Availability handy, follow the instructions to log in, and view copies.

To request and receive a PAPER or E-MAIL copy:

You **MUST request** a paper or e-mail copy of the proxy materials. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

(1) By Internet:	*www.investorelections.com/pebo*
(2) By Telephone:	**1-866-870-3684**
(3) By E-Mail*:	paper@investorelections.com

* If you request proxy materials by e-mail, please send a blank e-mail with "pebo Materials Request" included in the subject line. The e-mail must include: (i) the 11-digit control # located in the box in the upper right hand corner on the front of your Notice of Internet Availability, (ii) your preference to receive printed proxy materials via mail -or- to receive an e-mail with links to the electronic proxy materials, (iii) if you choose e-mail delivery, the e-mail address to which the links to the electronic proxy materials is to be sent, and (iv) if you would like this election to apply to the delivery of materials for all future meetings, write the word "Permanent" and include the last 4 digits of your Tax ID number in the e-mail. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 15, 2017 to facilitate timely delivery of the proxy materials.

PEOPLES BANCORP INC.
PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 27, 2017

PEOPLES BANCORP INC.
138 Putnam Street
P.O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 27, 2017

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Peoples Bancorp Inc. ("Peoples") for use at the Annual Meeting of Shareholders, to be held on Thursday, April 27, 2017, at 10:00 a.m., Eastern Daylight Saving Time (the "Annual Meeting"). The Annual Meeting will be held in the Ballroom of the Lafayette Hotel, 101 Front Street, in Marietta, Ohio (Interstate 77, Ohio exit 1). This Proxy Statement summarizes the information that you will need in order to vote.

Peoples has two wholly-owned operating subsidiaries: Peoples Bank and Peoples Investment Company, and Peoples holds all of the common securities of NB&T Statutory Trust III. Peoples Bank's operating subsidiaries include an insurance agency, Peoples Insurance Agency, LLC, and two asset management companies, PBNA, L.L.C. and Peoples Tax Credit Equity, LLC. Peoples Investment Company also owns a capital management subsidiary, Peoples Capital Corporation. In 2003, Peoples established Peoples Bank Foundation, Inc. as an independent charitable foundation to provide financial assistance and grants to local organizations within Peoples' market area.

Mailing

On or about March 13, 2017, we will begin mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to all holders of record of Peoples common shares at the close of business on February 28, 2017. The Notice contains instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement, the form of proxy and our 2016 Annual Report to Shareholders, which includes the Annual Report on Form 10‑K for the fiscal year ended December 31, 2016 (the "2016 Annual Report") over the Internet.

Copies of the 2016 Annual Report may be obtained, without charge, by sending a written request to: M. Ryan Kirkham, Corporate Secretary, Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738. A copy of the 2016 Annual Report can be obtained through the "SEC Filings - Documents" section of the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com and is also on file with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov.

SHAREHOLDER PROPOSALS
FOR 2018 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2018 Annual Meeting of Shareholders (the "2018 Annual Meeting") must be received by the Corporate Secretary of Peoples no later than November 13, 2017, to be eligible for inclusion in Peoples' proxy, notice of meeting, Proxy Statement and Notice of Internet Availability of Proxy Materials relating to the 2018 Annual Meeting. Peoples will not be required to include in its proxy, notice of meeting, Proxy Statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board. If a shareholder intends to present a proposal at the 2018 Annual Meeting without inclusion of that proposal in Peoples' proxy materials, and does not notify the Corporate Secretary of Peoples of the proposal by January 27, 2018, or if Peoples meets other requirements of the applicable SEC rules, the proxies solicited by the Board for use at the 2018 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2018 Annual Meeting.

In each case, written notice must be given to Peoples' Corporate Secretary, at the following address: Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention: Corporate Secretary.

Shareholders desiring to nominate candidates for election as directors at the 2018 Annual Meeting must follow the procedures described in the section captioned **"NOMINATING PROCEDURES."**

VOTING INFORMATION

Who can vote at the Annual Meeting?

Only holders of common shares of record at the close of business on February 28, 2017, are entitled to receive notice of and to vote at the Annual Meeting. At the close of business on February 28, 2017, there were 18,266,209 common shares outstanding and entitled to vote. Other than the common shares, there are no voting securities of Peoples outstanding.

Each common share entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting. There is no cumulative voting with respect to the election of directors.

What is a Notice of Internet Availability of Proxy Materials?

In accordance with rules adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record, we are permitted to furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our 2016 Annual Report, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability of Proxy Materials that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability of Proxy Materials also provides instructions regarding how registered shareholders may vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or e-mail copy of our proxy materials must follow the instructions provided in the Notice of Internet Availability of Proxy Materials for requesting such materials.

The Notice of Internet Availability of Proxy Materials only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability of Proxy Materials and returning it. The Notice of Internet Availability of Proxy Materials provides instructions on how to cast your vote.

A notice that directs beneficial owners of our common shares to the website where they can access our proxy materials should be forwarded to each beneficial shareholder by the brokerage firm, bank or other holder of record who is considered the registered owner with respect to the common shares of the beneficial shareholder. Such brokerage firm, bank or other holder of record should also provide each beneficial owner of our common shares with instructions on how the beneficial shareholder may request a paper or e-mail copy of our proxy materials.

What is the difference between holding common shares as a holder of record and as a beneficial owner?

If, at the close of business on February 28, 2017, your common shares were held in an account at a brokerage firm, bank or other similar organization, then you are the beneficial owner of common shares held in "street name" and a notice directing you to the website where you can access our proxy materials is being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the common shares in your account. If that organization is not given specific direction, common shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting other than the ratification of the appointment of Peoples' independent registered public accounting firm. Please direct your broker how to vote your common shares following the instruction provided by your broker.

How do I vote?

Your common shares may be voted by one of the following methods:

- by traditional paper proxy card;
- by submitting voting instructions via the website identified on your Notice of Internet Availability of Proxy Materials or proxy card;
- by submitting voting instructions by telephone; or
- in person at the Annual Meeting.

Submitting Voting Instructions via the Internet or by Telephone. If you are a shareholder of record (i.e., if your common shares are registered with Peoples in your own name), you may submit voting instructions via the Internet or by telephone, by following the instructions stated on your Notice of Internet Availability of Proxy Materials or proxy card. If your common shares are registered in the name of a broker, a financial institution or another nominee (i.e., you hold your common shares in "street name"), your nominee may be participating in a program that allows you to submit voting instructions via the Internet or by telephone. If so, the voting instruction form your nominee sent you will provide instructions for submitting your voting instructions via the Internet or by telephone. The last-dated proxy or voting instructions you submit (by any means) will supersede any previously-submitted proxies and voting instructions. Also, if you are a shareholder of record and you submit voting instructions via the Internet or by telephone and later decide to attend the Annual Meeting, you may revoke your previously-submitted voting instructions and vote in person at the Annual Meeting.

The deadline for submitting voting instructions via the Internet or by telephone as a shareholder of record is 11:59 p.m., Central Daylight Saving Time, on April 26, 2017. For shareholders whose common shares are registered in the name of a broker, a financial institution or another nominee, please consult the instructions provided by your nominee for information about the deadline for submitting voting instructions via the Internet or by telephone.

Voting in Person. If you attend the Annual Meeting, you may vote by completing a ballot, which will be available at the Annual Meeting, or by delivering your completed proxy card if you requested a paper copy of our proxy materials.

If you hold your common shares in "street name" through a broker, a financial institution or another nominee, then that nominee is considered the shareholder of record for voting purposes and will give you instructions for voting your common shares. As a beneficial owner, you have the right to direct the nominee how to vote the common shares held in your account. Your nominee may only vote the common shares of Peoples that your nominee holds for you in accordance with your instructions. If you have instructed a broker, a financial institution or another nominee to vote your common shares, the options for revoking your proxy described below do not apply and instead you must follow the instructions provided by your nominee to change your vote.

If you hold your common shares in "street name" and wish to attend the Annual Meeting and vote in person, you must bring an account statement or letter from your broker, financial institution or other nominee authorizing you to vote on behalf of such nominee. The account statement or letter must show that you were the direct or indirect beneficial owner of the common shares on February 28, 2017, the record date for voting at the Annual Meeting.

How do I vote if my common shares are held through the Peoples Bancorp Inc. Retirement Savings Plan?

If you participate in the Peoples Bancorp Inc. Retirement Savings Plan (the "Retirement Savings Plan"), you will be entitled to instruct the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you are such a participant, you will receive a Notice of Internet Availability of Proxy Materials that provides instructions for accessing our proxy materials on the Internet for the common shares allocated to your account in the Retirement Savings Plan. The Notice also provides instructions on how you may request a paper or e-mail copy of our proxy materials. You may vote the common shares allocated to your account by following the instructions stated on your Notice of Internet Availability of Proxy Materials or proxy card if you requested a paper copy of our proxy materials. If you do not provide voting instructions to the trustee of the Retirement Savings Plan by 11:59 p.m., Central Daylight Saving Time, on April 24, 2017, the trustee will not vote the common shares allocated to your account.

How will my common shares be voted?

Those common shares represented by a properly-executed proxy card that is received prior to the Annual Meeting or by properly-authenticated Internet or telephone voting instructions that are submitted prior to the deadline for doing so, and not subsequently revoked, will be voted in accordance with your instructions by your "proxies" (the individuals named on your proxy card or in the voting instructions). If you submit a valid proxy card prior to the Annual Meeting, or timely submit your voting instructions via the Internet or by telephone, but do not complete the proxy card or voting instructions, your proxy will vote your common shares as recommended by the Board, except in the case of broker non-votes, where applicable, as follows:

- **"FOR"** the election as Peoples directors of the nominees listed on pages 11 through 13 under **"PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"**;

- **"FOR"** the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this Proxy Statement; and

- **"FOR"** the ratification of the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017.

No appraisal or dissenters' rights exist for any action proposed to be taken at the Annual Meeting. If any other matters are properly presented for voting at the Annual Meeting, the individuals appointed as proxies will vote on those matters, to the extent permitted by applicable law, in accordance with their best judgment.

How do I change or revoke my proxy?

Registered shareholders who submit proxies retain the right to revoke them at any time before they are exercised. Unless revoked, the common shares represented by such proxies will be voted at the Annual Meeting. If you are a registered shareholder, you may revoke your proxy at any time before it is actually exercised at the Annual Meeting by:

- filing a written notice of revocation with the Corporate Secretary of Peoples at 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, which must be received prior to the Annual Meeting;

- executing and returning a later-dated proxy card, which must be received prior to the Annual Meeting;

- accessing the designated Internet website prior to the deadline for transmitting voting instructions electronically;

- using the designated toll-free telephone number prior to the deadline for transmitting voting instructions telephonically; or

- attending the Annual Meeting and giving notice of revocation in person.

Attendance at the Annual Meeting will not, by itself, revoke your proxy.

The last-dated proxy or voting instructions you submit (by any means) will supersede all previously-submitted proxies and voting instructions. If you hold your common shares in "street name" and instructed your broker, financial institution or other nominee to vote your common shares and you would like to revoke or change your vote, then you must follow the instructions received from your nominee to change your vote.

If I vote in advance, can I still attend the Annual Meeting?

Yes. You are encouraged to vote promptly, by returning your signed proxy card by mail or by submitting your voting instructions via the Internet or by telephone, so that your common shares will be represented at the Annual Meeting. However, appointing a proxy or submitting voting instructions does not affect your right to attend the Annual Meeting and vote your common shares in person.

What constitutes a quorum and what is the vote required with respect to the proposals to be considered at the Annual Meeting?

Under Peoples' Code of Regulations, a quorum is a majority of the voting shares of Peoples then outstanding and entitled to vote at the Annual Meeting. Other than the common shares, there are no voting shares outstanding. Common shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as being present for purposes of determining the presence of a quorum. There were 18,266,209 common shares outstanding and entitled to vote on February 28, 2017, the record date for the Annual Meeting. A majority of the outstanding common shares, or 9,133,106 common shares, present in person or represented by proxy, will constitute a quorum. A quorum must exist to conduct business at the Annual Meeting.

If a proposal is routine, a broker holding common shares for a beneficial owner in street name may vote on the proposal without receiving instructions from the beneficial owner. If a proposal is non-routine, a broker may vote on the proposal only if the beneficial owner has provided voting instructions. A "broker non-vote" occurs when a broker holding common shares for a beneficial owner is unable to vote on a proposal because the proposal is non-routine and the beneficial owner has not provided any voting instructions.

The ratification of the appointment of Peoples' independent registered public accounting firm is the only routine proposal. Each of the other proposals is a non-routine proposal on which a broker may vote only if the beneficial owner has provided voting instructions.

The following table sets forth the votes required, and the impact of abstentions and broker non-votes, if any, on the three proposals:

Item	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
Election of Directors	Under Ohio law and Peoples' Code of Regulations, the three nominees for election as directors of Peoples receiving the greatest number of votes "**FOR**" their election will be elected as directors of Peoples in the class whose terms will expire in 2020.	• Common shares as to which the authority to vote is withheld will be counted for quorum purposes but will not affect whether a nominee has received sufficient votes to be elected. • Broker non-votes will not count as a vote on the proposal and will not affect the outcome of the vote.
Approval of Non-Binding Advisory Resolution to Approve Compensation of Peoples' Named Executive Officers	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to approve the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this Proxy Statement.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal. • Broker non-votes will not be counted in determining whether the proposal has been approved.
Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal.

Peoples' policy is to maintain confidentiality with respect to proxy cards, ballots, voting instructions submitted electronically and telephonically and voting tabulations that identify individual shareholders. However, exceptions to this policy may be necessary in some instances to comply with applicable legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots, reviewing voting instructions submitted electronically and telephonically and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

Who pays the costs of proxy solicitation?

Peoples will pay the costs of soliciting proxies on behalf of the Board, other than the Internet access or telephone usage fees which may be charged to shareholders. In addition to mailing the Notice of Internet Availability of Proxy Materials (or, if applicable, paper copies of the proxy materials) to registered shareholders as of the close of business on February 28, 2017, the brokerage firms, financial institutions and other nominees holding our common shares for beneficial owners must provide a notice as to where they can access our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by directors, officers and employees of Peoples and our subsidiaries by further mailings, telephone, electronic mail, facsimile, or personal contact. Directors, officers and employees who help us in the solicitation will not be specifically compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Peoples will reimburse its transfer agent, as well as these brokers, financial institutions and other nominees, for their reasonable out-of-pocket costs in forwarding the proxy materials to the beneficial shareholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2017 (except as otherwise noted), information concerning the beneficial ownership of common shares by the only persons known by Peoples to be the beneficial owner of more than 5% of Peoples' outstanding common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Peoples Bank - Trustee 138 Putnam Street P.O. Box 738 Marietta, OH 45750-0738	1,381,525 (2)	7.56%
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	1,215,773 (3)	6.66%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,166,825 (4)	6.39%

(1) The "Percent of Class" computation is based on 18,266,209 common shares outstanding and entitled to vote on February 28, 2017.

(2) Includes Peoples Bank's beneficial ownership through Trust and Investment Services, a division of Peoples Bank, in the following manner: 111,628 common shares with sole voting power; 1,269,897 common shares with shared voting power; 27,735 common shares with sole investment power; and 1,353,790 common shares with shared investment power. The officers and directors of Peoples Bank and of Peoples disclaim beneficial ownership of the common shares beneficially owned by Peoples Bank through Trust and Investment Services.

(3) Based on information contained in a Schedule 13G/A, dated February 9, 2017 and filed with the SEC on the same date, on behalf of Dimensional Fund Advisors LP, a registered investment adviser, to report its beneficial ownership of common shares of Peoples as of December 31, 2016. The Schedule 13G/A reported that Dimensional Fund Advisors LP had sole voting power as to 1,171,374 common shares and sole investment power as to 1,215,773 common shares, all of which common shares were held in portfolios of four registered investment companies to which Dimensional Fund Advisors LP or one of its subsidiaries furnishes investment advice and of certain other commingled funds, group trusts and separate accounts for which Dimensional Fund Advisors LP or one of its subsidiaries serves as investment manager sub-advisor. The common shares reported were owned by the investment companies, commingled funds, group trusts and separate accounts. Dimensional Fund Advisors LP disclaimed beneficial ownership of the reported common shares.

(4) Based on information contained in a Schedule 13G/A dated January 25, 2017 and filed with the SEC on that same date, on behalf of BlackRock, Inc., to report the beneficial ownership by its subsidiaries (BlackRock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A. and BlackRock Investment Management, LLC) of common shares of Peoples as of December 31, 2016. The Schedule 13G/A reported that BlackRock, Inc., through its subsidiaries, had sole voting power as to 1,127,031 common shares and sole investment power as to 1,166,825 common shares.

The following table sets forth, as of February 28, 2017, certain information with respect to the common shares beneficially owned by each current director of Peoples (including each nominee for re-election as a director of Peoples), by each individual named in the "**SUMMARY COMPENSATION TABLE FOR 2016**" on page 45 and by all current executive officers and directors of Peoples as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	
	Common Shares Presently Held	Percent of Class (2)
Tara M. Abraham	5,991 (3)	(4)
S. Craig Beam	18,466 (5)	(4)
George W. Broughton	160,782 (6)	(4)
David F. Dierker	5,600 (7)	(4)
James S. Huggins	4,886 (8)	(4)
Brooke W. James	176,865 (9)	(4)
Dr. Brenda F. Jones	10,072 (10)	(4)
Daniel K. McGill (11)	25,531 (12)	(4)
David L. Mead	11,028 (13)	(4)
Susan D. Rector	13,270 (14)	(4)
John C. Rogers (11)	12,178 (15)	(4)
Carol A. Schneeberger (11)	50,943 (16)	(4)
Robyn A. Stevens (11)	8,161 (17)	(4)
Charles W. Sulerzyski (11)	50,064 (18)	(4)
Terry T. Sweet	1,300 (19)	(4)
All current directors and executive officers as a group (numbering 15)	555,138 (20)	3.04%

(1) Unless otherwise indicated in the footnotes to this table, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the whole common share. The mailing address of each of the current executive officers and directors of Peoples is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

(2) The "Percent of Class" computation is based on the sum of (i) 18,266,209 common shares outstanding and entitled to vote on February 28, 2017 and (ii) the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options and/or stock appreciation rights ("SARs") which are currently exercisable or will first become exercisable within 60 days after February 28, 2017.

(3) Includes 51 common shares held jointly by Tara M. Abraham and her husband, as to which Ms. Abraham exercises shared voting and investment power. Includes 300 unvested restricted common shares which were granted to Ms. Abraham on January 31, 2017 and will vest six months after the grant date, provided Ms. Abraham is still serving as a director at that time. Also includes 550 common shares held jointly in an investment account by Ms. Abraham and her husband, as to which Ms. Abraham exercises shared voting and investment power. Does not include 4,721 common shares accrued to Ms. Abraham's bookkeeping account under the Third Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (the "Deferred Compensation Plan for Directors"), as to which Ms. Abraham has no voting or investment power. Ms. Abraham has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(4) Reflects beneficial ownership of less than 1% of the outstanding common shares.

(5) Includes 6,326 common shares held in an investment account by S. Craig Beam, as to which Mr. Beam exercises sole voting and investment power. Includes 300 unvested restricted common shares which were granted to Mr. Beam on January 31, 2017 and will vest six months after the grant date, provided Mr. Beam is still serving as a director at that time. Also includes 8,709 common shares held jointly by Mr. Beam and his wife, as to which Mr. Beam exercises shared voting and investment power. Does not include 11,620 common shares held of record and beneficially owned by Mr. Beam's wife, as to which Mr. Beam has no voting or investment power and disclaims beneficial ownership. Mr. Beam has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of

Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(6) Includes 11,094 common shares held in an Individual Retirement Account by Peoples Bank as custodian, as to which George W. Broughton exercises sole voting and investment power. Also includes 300 unvested restricted common shares which were granted to Mr. Broughton on January 31, 2017 and will vest six months after the grant date, provided Mr. Broughton is still serving as a director at that time. Does not include 16,333 common shares held of record and beneficially owned by Mr. Broughton's wife, as to which Mr. Broughton has no voting or investment power and disclaims beneficial ownership. Does not include 1,747 common shares accrued to Mr. Broughton's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Broughton has no voting or investment power. Mr. Broughton has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(7) Includes 5,000 common shares held in an investment account by David F. Dierker, as to which Mr. Dierker exercises sole voting and investment power. Also includes 300 unvested restricted common shares which were granted to Mr. Dierker on January 31, 2017 and will vest six months after the grant date, provided Mr. Dierker is still serving as a director at that time. Does not include 5,940 common shares accrued to Mr. Dierker's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Dierker has no voting or investment power. Mr. Dierker has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(8) Includes 300 unvested restricted common shares which were granted to James S. Huggins on January 31, 2017 and will vest six months after the grant date, provided Mr. Huggins is still serving as a director at that time. Also includes 111 common shares held jointly by Mr. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power. Includes 1,035 common shares held jointly in an investment account by Mr. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power. Does not include 4,533 common shares accrued to Mr. Huggins' bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Huggins has no voting or investment power. Mr. Huggins has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(9) Includes 300 unvested restricted common shares which were granted to Brooke W. James on January 31, 2017 and will vest six months after the grant date, provided Ms. James is still serving as a director at that time. Also includes 3,866 common shares held by Ms. James as custodian, as to which Ms. James exercises sole voting and investment power. Ms. James has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(10) Includes 300 unvested restricted common shares which were granted to Dr. Brenda F. Jones on January 31, 2017 and will vest six months after the grant date, provided Dr. Jones is still serving as a director at that time. Does not include 22,340 common shares accrued to Dr. Jones' bookkeeping account under the Deferred Compensation Plan for Directors, as to which Dr. Jones has no voting or investment power. Dr. Jones has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(11) Executive officer of Peoples during the 2016 fiscal year and named in the "**SUMMARY COMPENSATION TABLE FOR 2016**" on page 45.

(12) Includes 1,978 common shares allocated to the account of Daniel K. McGill in the Retirement Savings Plan, as to which Mr. McGill has the power to direct the voting and investment. Includes 646 common shares held by Mr. McGill in the Peoples Bancorp Inc. Employee Stock Purchase Plan ("ESPP"). Also includes (i) 954 unvested restricted common shares which were granted to Mr. McGill on February 4, 2014 and will vest as described in footnote (2) to the "**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2016**" table on page 49 (the "Outstanding Equity Awards Table"); (ii) 3,690 unvested restricted common shares which were granted to Mr. McGill on January 29, 2015 and will vest as described in footnote (3) to the Outstanding Equity Awards Table; and (iii) 1,700

unvested restricted common shares which were granted to Mr. McGill on February 13, 2017 and will vest as described in footnote (6) to the Outstanding Equity Awards Table. Mr. McGill has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(13) Includes 3,500 common shares held in an investment account by David L. Mead, as to which Mr. Mead exercises sole voting and investment power. Also includes 300 unvested restricted common shares which were granted to Mr. Mead on January 31, 2017 and will vest six months after the grant date, provided Mr. Mead is still serving as a director at that time. Does not include 12,233 common shares accrued to Mr. Mead's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Mead has no voting or investment power. Mr. Mead has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(14) Includes 3,120 common shares held in an investment account by Susan D. Rector, as to which Ms. Rector exercises sole voting and investment power. Also includes 300 unvested restricted common shares which were granted to Ms. Rector on January 31, 2017 and will vest six months after the grant date, provided Ms. Rector is still serving as a director at that time. Mr. Rector has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(15) Includes (i) 6,333 unvested restricted common shares which were granted to John C. Rogers on December 1, 2015 and will vest as described in footnote (4) to the Outstanding Equity Awards Table; and (ii) 1,700 unvested restricted common shares which were granted to Mr. Rogers on February 13, 2017 and will vest as described in footnote (6) to the Outstanding Equity Awards Table. Mr. Rogers has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(16) Includes 8,825 common shares held jointly by Carol A. Schneeberger and her husband, as to which Ms. Schneeberger exercises shared voting and investment power. Includes 17,522 common shares allocated to the account of Ms. Schneeberger in the Retirement Savings Plan, as to which Ms. Schneeberger has the power to direct the voting and investment. Includes 1,293 common shares held by Ms. Schneeberger in the ESPP. Also includes (i) 954 unvested restricted common shares which were granted to Ms. Schneeberger on February 4, 2014 and will vest as described in footnote (2) to the Outstanding Equity Awards Table; (ii) 3,900 unvested restricted common shares which were granted to Ms. Schneeberger on January 29, 2015 and will vest as described in footnote (3) to the Outstanding Equity Awards Table; and (iii) 1,700 unvested restricted common shares which were granted to Ms. Schneeberger on February 13, 2017 and will vest as described in footnote (6) to the Outstanding Equity Awards Table. Ms. Schneeberger has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(17) Includes 480 common shares allocated to the account of Robyn A. Stevens in the Retirement Savings Plan, as to which Ms. Stevens has the power to direct the voting and investment. Also includes (i) 478 unvested restricted common shares which were granted to Ms. Stevens on February 4, 2014 and will vest as described in footnote (2) to the Outstanding Equity Awards Table; (ii) 2,100 unvested restricted common shares which were granted to Ms. Stevens on January 29, 2015 and will vest as described in footnote (3) to the Outstanding Equity Awards Table; (iii) 1,000 unvested restricted common shares which were granted to Ms. Stevens on February 2, 2016 and will vest as described in footnote (5) to the Outstanding Equity Awards Table; and (iv) 1,700 unvested restricted common shares which were granted to Ms. Stevens on February 13, 2017 and will vest as described in footnote (6) to the Outstanding Equity Awards Table. Ms. Stevens has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(18) Includes 13,359 common shares held in an investment account by Charles W. Sulerzyski, as to which Mr. Sulerzyski exercises sole voting and investment power. Includes 2,523 common shares held by Mr. Sulerzyski in the ESPP. Also includes (i) 2,968 unvested restricted common shares which were granted to Mr. Sulerzyski on February 4, 2014 and

will vest as described in footnote (2) to the Outstanding Equity Awards Table; (ii) 12,851 unvested restricted common shares which were granted to Mr. Sulerzyski on January 29, 2015 and will vest as described in footnote (3) to the Outstanding Equity Awards Table; and (iii) 6,107 unvested restricted common shares which were granted to Mr. Sulerzyski on February 13, 2017 and will vest as described in footnote (6) the Outstanding Equity Awards Table. Mr. Sulerzyski has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(19) Includes 1,000 common shares held in investment accounts by Terry T. Sweet, as to which Mr. Sweet exercises sole voting and investment power. Also includes 300 unvested restricted common shares which were granted to Mr. Sweet on January 31, 2017 and will vest six months after the grant date, provided Mr. Sweet is still serving as a director at that time. Mr. Sweet has voting power with respect to all of the reported restricted common shares and the right to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid.

(20) Includes common shares held jointly by current directors and executive officers with other persons, as well as an aggregate of 19,982 common shares allocated to the accounts of the current executive officers of Peoples in the Retirement Savings Plan. See notes (3), (5) through (10), and (12) through (19) above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Peoples' directors and executive officers, and any persons beneficially holding more than 10 percent of Peoples' outstanding common shares, file statements with the SEC reporting their initial beneficial ownership of common shares and any subsequent changes in their beneficial ownership. Peoples is required to disclose in this Proxy Statement any late statements, if any statements were not filed within the time periods mandated by the SEC. Based solely on Peoples' review of (i) Section 16(a) statements filed on behalf of these persons for their transactions during Peoples' 2016 fiscal year and (ii) written representations received from these persons that no other Section 16(a) statements were required to be filed by them for transactions during Peoples' 2016 fiscal year, Peoples believes that all Section 16(a) filing requirements applicable to Peoples' executive officers and directors, and persons holding more than 10 percent of Peoples' outstanding common shares, were complied with, except:

- Richard Ferguson, a former director of Peoples, filed late one Form 4 reporting one acquisition of common shares which occurred on May 19, 2016, and was reported on June 2, 2016.

- George W. Broughton, a director of Peoples, filed late one Form 4 reporting one disposition of common shares which occurred on November 1, 2016, and was reported on November 17, 2016.

TRANSACTIONS WITH RELATED PERSONS

During the 2016 fiscal year, Peoples Bank entered into banking transactions and lending relationships with certain executive officers and directors of Peoples, with members of their respective immediate families and with corporations or organizations as to which directors of Peoples serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank.

The above loans were subject to Peoples Bank's written policies, procedures and standard underwriting criteria applicable to loans generally, and were made in accordance with the Federal Reserve Board's Regulation O ("Regulation O") requiring loans to executive officers and directors of Peoples Bank in excess of $500,000 to be approved by the full Board of Directors of Peoples Bank.

The Board has adopted the Peoples Bancorp Inc. Related Person Transaction Policy (the "Related Person Transaction Policy"), a copy of which is posted under the "Governance Documents" tab on the Investor Relations page of Peoples' website at www.peoplesbancorp.com. The purpose of the Related Person Transaction Policy is to set forth the guidelines and procedures under which certain related person transactions must be reviewed and approved or ratified by the Audit Committee. A "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which: (1) Peoples or one of our subsidiaries was, is or will be a party or participant, or had, has or will have a direct or indirect interest; (2) the amount involved exceeds or is expected to exceed $120,000, or if the limitations prescribed by Regulation O apply, such lesser amount, if any, as may be prescribed by Regulation O; and (3) a related person had, has or will have a direct or indirect interest. A "related person" is a person who is or was a director, an executive officer, or a nominee for director at any time since the beginning of Peoples' last fiscal year or a five percent shareholder of Peoples at the time of the occurrence or at any time during the existence of the transaction, and their respective immediate family members. Related person transactions deemed pre-approved or ratified, as appropriate, include: (1) transactions where the related person's interest arises solely from ownership of common shares if all shareholders receive the same benefit; (2) transactions involving compensation to an executive officer if the executive officer is not an immediate family member of another executive officer or director of Peoples and the compensation has been approved by the Compensation Committee or the Board; and (3) transactions involving compensation to Peoples' directors if the compensation is required to be reported pursuant to Item 402(k) of SEC Regulation S-K. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Regulation O are also deemed to be pre-approved under the Related Person Transaction Policy.

Under the Related Person Transaction Policy, all related person transactions are referred to the Audit Committee for review and approval or disapproval. The Audit Committee may approve or ratify a related person transaction only if the Audit Committee determines that the related person transaction is in the best interest of Peoples. In making this determination, the Audit Committee will review and consider all information available to it which it deems relevant, including:

- the related person's interest in the transaction;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of business of Peoples or the applicable subsidiary of Peoples;

- whether the transaction is on terms no less favorable to Peoples or the applicable subsidiary of Peoples than terms that could have been reached with an unrelated third party;

- the purpose of, and the potential benefits to Peoples or the applicable subsidiary of Peoples of, the transaction;

- the impact of the transaction on the related person's independence; and

- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances.

The following transaction was identified and approved by the Audit Committee pursuant to the Related Person Transaction Policy:

- James S. Huggins, who is a director of Peoples, was a partner with Theisen Brock, a Legal Professional Association ("Theisen Brock"), a law firm that renders a variety of legal services to Peoples and our subsidiaries, until January 1, 2017. Beginning January 1, 2017, Mr. Huggins' status with Theisen Brock changed to "of counsel," and he no longer owns a partnership interest in the firm. During the 2016 fiscal year, Peoples and our subsidiaries paid Theisen Brock $64,916 in legal fees and expenses, which were incurred in the ordinary course of business. In addition, Theisen Brock, either directly or through its wholly-owned title agency subsidiaries, received title examination fees and title insurance premiums totaling $202,478 in connection with the closing of mortgage loans made by Peoples Bank to its customers during the 2016 fiscal year, which fees and premiums were paid by the customers directly to Theisen Brock. In his capacity as a partner with Theisen Brock, Mr. Huggins received a portion of the fees and premiums described in this paragraph.

PROPOSAL NUMBER 1:
ELECTION OF DIRECTORS

As of the date of this Proxy Statement, there were 11 members of the Board: four directors in the class whose terms expire at the Annual Meeting, three directors in the class whose terms will expire at the 2018 Annual Meeting of Shareholders and four directors in the class whose terms will expire at the 2019 Annual Meeting of Shareholders.

On May 19, 2016, Richard Ferguson notified Peoples of his decision to retire from the Board effective May 19, 2016. The Board then fixed the number of directors of Peoples at 12 to reflect the number of directors remaining on the Board following Mr. Ferguson's retirement. Mr. Ferguson was in the class whose terms expire at the 2018 Annual Meeting of Shareholders.

On January 14, 2017, Thomas J. Wolf notified Peoples of his decision to retire from the Board effective January 14, 2017. Mr. Wolf was in the class whose terms expire at the 2019 Annual Meeting of Shareholders.

Upon the recommendation of the Governance and Nominating Committee, at the January 26, 2017 Board meeting, the Board elected Terry T. Sweet as a director to fill the vacancy created by the retirement of Mr. Wolf. Mr. Sweet was elected as a director in the class whose terms continue until the 2018 Annual Meeting of Shareholders. Mr. Sweet was identified by the Governance and Nominating Committee through a search process led by the Chair of the Governance and Nominating Committee.

On February 22, 2017, Carl L. Baker, Jr. notified Peoples of his decision to retire from the Board effective February 22, 2017. The Board then fixed the number of directors of Peoples at 11 to reflect the number of directors remaining on the Board following Mr. Baker's retirement. Mr. Baker was in the class whose terms expire at the 2018 Annual Meeting of Shareholders.

Dr. Brenda F. Jones, who currently serves in the class of directors whose terms expire at the Annual Meeting, is not a nominee for re-election. Dr. Jones' term as a director will expire immediately prior to the Annual Meeting. As a result, a vacancy would be created in the class of directors standing for election at the Annual Meeting. Upon the recommendation of the Governance and Nominating Committee, the Board has fixed the number of directors at 10, effective upon the expiration of the term of Dr. Jones immediately prior to the Annual Meeting.

The Board proposes that each of the three nominees identified below be re-elected for a new three-year term and until the nominee's successor is duly elected and qualified, or until the nominee's earlier resignation, removal from office or death. The Governance and Nominating Committee recommended each nominee for re-election. Proxies cannot be voted at the Annual Meeting for more than three nominees.

Recommendation and Vote Required

The three nominees for election as directors receiving the greatest number of votes **"FOR"** election as a director of Peoples will be elected to serve in the class whose terms expire in 2020. Except in the case of broker non-votes, common shares represented by properly-executed and returned proxy cards, or by properly-authenticated Internet or telephone voting instructions that are submitted prior to the deadline for doing so, will be voted as specified or, if no instructions are given, **"FOR"** the election of the Board's nominees. Common shares as to which the authority to vote is withheld and broker non-votes will not be counted toward the election of directors, or toward the election of the individual nominees specified on the proxy card and in the voting instructions.

**THE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL NOMINEES LISTED BELOW.**

The following table gives certain information, as of the date of this Proxy Statement, concerning each nominee for re-election as a director of Peoples. Unless otherwise indicated, each individual has had the same principal occupation for more

than five years. Each individual also serves as a director of Peoples Bank.

Nominee	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Tara M. Abraham	50	Chairwoman and Co-CEO of Accel Inc., a contract packaging company. Co-owner of TaDa Holdings LLC, a holding company for eight businesses in the areas of real estate and business investment, product development and temporary staffing. Co-owner of Accel Business Solutions LLC, a company that sells and distributes technology. Co-owner of TMA Licensing LLC, a company that licenses retail products and consumer packaged goods. Co-owner of TMA Consulting LLC, a business consulting firm. All of these entities are based in New Albany, Ohio. Board Member of the Women's Business Enterprise National Council since 2007 and a former Board member of the National Women Business Council (2011-2014). Director of Peoples Bank Foundation, Inc. since 2014.	2012	2020
		Ms. Abraham brings to the Board the perspective of an entrepreneur, real estate and business investor, and successful business operator in a market served by Peoples. She is both an accomplished entrepreneur and a dedicated supporter and advocate of women-owned businesses.		
James S. Huggins	59	Attorney-At-Law, Of Counsel, Theisen Brock, a Legal Professional Association, a law firm located in Marietta, Ohio.	2012	2020
		Mr. Huggins has over 34 years of experience as a practicing attorney in the areas of commercial law, creditor's rights, and oil and gas law. In addition to his expertise in these areas, he brings to the Board a wealth of knowledge of the Marietta, Ohio and Parkersburg, West Virginia market areas, having lived and worked in Marietta, Ohio since 1981.		
Brooke W. James	44	Partner and co-business administrator for WMSALL Farms, her family's farming operation in Wilmington, Ohio, since 1999. School teacher at the Columbus School for Girls in Columbus, Ohio, from 2001 to 2005. She was a member of the Board of Directors of NB&T Financial Group, Inc., a bank holding company headquartered in Wilmington, Ohio ("NB&T") from 2005 until March 6, 2015, when NB&T merged into Peoples. During that time, she served on NB&T's Audit Committee. Ms. James was one of the two former NB&T directors selected by Peoples to join the Board as required by the merger agreement.	2015	2020
		Ms. James brings to the Board many years of experience as a board member of a publicly-traded bank holding company and knowledge of the southwest Ohio markets served by Peoples. She also provides the Board with insight into the expectations of Peoples' shareholders.		

While it is contemplated that all nominees will stand for re-election at the Annual Meeting, if one or more nominees at the time of the Annual Meeting should be unable to serve or for good cause will not serve as a candidate for re-election as a director, the individuals designated as proxies on the proxy card or in the voting instructions will have full discretion to vote the common shares represented by the proxies they hold for the re-election of the remaining nominees and for the election of any substitute nominee or nominees designated by the Board following recommendation by the Governance and Nominating Committee. The Board knows of no reason why any of the nominees named above would be unavailable or unable to serve if re-elected to the Board.

The following table gives certain information, as of the date of this Proxy Statement, concerning the current directors of Peoples who will continue to serve after the Annual Meeting. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
S. Craig Beam	65	Co-Owner of Thorobeam Farm, LLC, a thoroughbred horse business headquartered in Sabina, Ohio, since 2006, and private investor since his retirement in 1999. He sold his sand, gravel and stone production business in 1999 after 28 years of ownership and operation. He was a member of the Board of Directors of NB&T from 1990 until March 6, 2015, when NB&T merged into Peoples. During that time, he served on and chaired NB&T's Compensation Committee, and Nominating and Corporate Governance Committee. Mr. Beam was one of the two former NB&T directors selected by Peoples to join the Board as required by the merger agreement.	2015	2019

Mr. Beam brings to the Board many years of experience as a board member of a publicly-traded bank holding company and an in-depth knowledge of the southwest Ohio markets served by Peoples.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
George W. Broughton	59	Owner and President of GWB Specialty Foods, LLC, an ice cream, frozen food, and coffee service distributor. Owner and President of Broughton Commercial Properties, LLC, a commercial properties rental company. Chairman of Broughton Foundation, a nonprofit charitable foundation, and Broughton Park, a park facility owned by the Broughton Foundation and made available to the public. President and Controller of George Broughton Family LP, an asset management company. Owner and President of GWB Oil & Gas LLC, an independent oil and gas producing company. All of these entities are based in Marietta, Ohio. Director of Peoples Bank Foundation, Inc. since December 2003. Mr. Broughton has served as Vice Chairman of the Board of Peoples and Peoples Bank since July 2013.	1994	2018

Mr. Broughton brings substantial experience in various small business ventures representing a number of different industries to the Board. His extensive executive experience and proven general business and leadership skills are valuable to the Board and enhance its overall capabilities. Mr. Broughton's service as a director of Peoples since 1994 allows him to provide valuable perspective to the Board as to issues affecting local and regional businesses in Peoples' market area.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
David F. Dierker	59	Retired banking executive with SunTrust Banks, Inc., a financial services company headquartered in Atlanta, Georgia. Mr. Dierker held various senior level positions with SunTrust Banks, Inc. from 1996 until his retirement in 2013, including serving as Chief Administrative Officer from 2006 to 2013.	2014	2019

Mr. Dierker brings to the Board more than 36 years of experience working with financial institutions, including roles in finance and administration. In his role as Chief Administrative Officer of SunTrust Banks, Inc. he directed a variety of corporate functions, such as human resources, internal audit, business strategy, supplier management, corporate real estate, regulatory reform and corporate communications. His extensive industry experience and financial expertise make him a valuable asset to the Board and, in particular, the Audit Committee and the Risk Committee.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
David L. Mead	61	Associate Professor on the business faculty of Marietta College, located in Marietta, Ohio, from August 2011 through the end of the 2015-2016 academic year. Formerly interim President and Chief Executive Officer of Peoples from August 2, 2010 until April 4, 2011, interim President and Chief Executive Officer of Peoples Bank from August 6, 2010 until April 4, 2011, and interim President of Peoples Insurance Agency, LLC from December 21, 2010 until April 4, 2011. Prior to his service with Peoples and our subsidiaries, Mr. Mead served as Vice President for Business Affairs at Otterbein College, located in Westerville, Ohio, from September 2006 until June 2010; Associate Professor of Finance at Marietta College from August 2004 to September 2006; Chief Financial Officer and Treasurer of First Place Financial Corp., headquartered in Warren, Ohio, from December 2002 to June 2004; and Treasurer of First Place Bank, headquartered in Warren, Ohio, from May 2002 to December 2002. Mr. Mead has served as Chairman of the Board of Peoples and Peoples Bank since May 2016. Mr. Mead has been a Certified Public Accountant since 1978.	2006	2019

Mr. Mead's previous role as interim President and Chief Executive Officer of Peoples has provided him with intimate knowledge of the Peoples organization and its operations. Mr. Mead's 26 years of banking experience and his previous executive positions with bank holding companies provide significant value to the collective knowledge of our organization and the Board. His extensive experience, professional certification as a Certified Public Accountant, financial expertise and background are also assets to the Board. In addition, Mr. Mead's service as a director of Peoples Bank since 2005 and Peoples since 2006 has provided valuable perspective to the Board in the areas of financial oversight, audit, accounting, and general financial knowledge relevant to the financial services industry.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Susan D. Rector	58	Attorney-At-Law, Partner in the law firm of Ice Miller LLP (formerly Schottenstein, Zox & Dunn Co., LPA) in Columbus, Ohio where she has practiced law since 1987.	2011	2019

Ms. Rector brings to the Board valuable experience as an attorney, practicing primarily in the areas of intellectual property law, information technology law and business transactions, including business formation, restructurings, and mergers and acquisitions. Her extensive experience in assisting both start-up and established businesses with complex technology, information technology and e-commerce issues provide significant value to the Board as the Internet and mobile operations of Peoples Bank continue to grow. Her practice with regulated entities provides experience with compliance issues and governmental oversight. She also has over 24 years experience serving on nonprofit boards where she has focused on trustee nominations, board governance and oversight.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Charles W. Sulerzyski	59	President and Chief Executive Officer of Peoples and Peoples Bank since April 4, 2011. Member of the Board of Managers of Peoples Insurance Agency, LLC since 2011, serving as President from April 2011 to April 2012 and from June 2015 until October 2015. Formerly Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010; Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions, from 2000 to 2005; and Executive Vice President, Community Banking Group, at The Provident Bank, Cincinnati, Ohio, from 1996 to 2000. Director of Peoples Bank Foundation, Inc. since May 2011.	2011	2018

Mr. Sulerzyski's role as President and Chief Executive Officer of Peoples and Peoples Bank provides him with intimate knowledge of the organization and its operations through his day-to-day management responsibilities. In addition, Mr. Sulerzyski's service as a director allows him to share this valuable day-to-day perspective with the full Board. Mr. Sulerzyski's experience as a financial services executive for more than 40 years also allows him to bring extensive industry knowledge in banking, insurance and investment organizations to the Board.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Terry T. Sweet	65	Retired partner of KPMG LLP, a professional services company and one of the "Big Four" U.S. accounting firms, which is headquartered in New York City, New York. Mr. Sweet was employed by KPMG LLP from 1979 to 2012 and was admitted as a partner in 1989. From 2006 to 2012, he was Filing Review Partner for KPMG LLP's U.S. Capital Markets Group in London, England and New York City, New York, where he served as the lead filing review partner for the U.S. capital raises and related regulatory filings of large non-U.S. financial services companies. From 1989 to 2006, he was Audit Engagement Partner and SEC Reviewing Partner in the Philadelphia office of KPMG LLP where he served as the lead audit partner on public and private banking and finance company audits throughout the Mid-Atlantic area and performed concurring reviews on public company bank and finance companies in his role as SEC reviewing partner.	2017	2018

Mr. Sweet brings to the Board nearly 34 years of financial services industry public accounting experience. As an audit engagement partner and bank practice leader with KPMG LLP for many years, Mr. Sweet oversaw the execution of hundreds of financial institution audit engagements. His knowledge and experience in public accounting are of great value to the Board, in particular the Audit Committee.

There are no family relationships among any of the directors, nominees for election as a director and executive officers of Peoples.

None of the directors or nominees for election as a director of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this Proxy Statement.

EXECUTIVE OFFICERS

The following individuals serve as the executive officers of Peoples as of the date of this Proxy Statement. Each executive officer is elected annually and serves at the pleasure of the Board. The age of each executive officer as of the date of this Proxy Statement, the positions presently held by each executive officer with Peoples and our principal subsidiaries, and each executive officer's individual business experience are set forth below.

Name	Age	Position
Charles W. Sulerzyski	59	President and Chief Executive Officer
John C. Rogers	56	Executive Vice President, Chief Financial Officer and Treasurer
Daniel K. McGill	62	Executive Vice President and Chief Commercial Banking Officer
Robyn A. Stevens	48	Executive Vice President and Chief Credit Officer
Carol A. Schneeberger	60	Executive Vice President and Chief Administrative Officer

Mr. Sulerzyski was appointed President and Chief Executive Officer of both Peoples and Peoples Bank on April 4, 2011. Mr. Sulerzyski serves as a member of the boards of Peoples and Peoples Bank, and as a member of the Board of Managers of Peoples Insurance Agency, LLC. From April 2011 to April 2012, and from June 2015 to October 2015, he served as President of Peoples Insurance Agency, LLC. Prior to joining Peoples, he served as Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010. From 2000 to 2005, Mr. Sulerzyski was a Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions; and from 1996 to 2000, he served as Executive Vice President, Community Banking Group, for The Provident Bank, in Cincinnati, Ohio.

Mr. Rogers joined Peoples in November 2015 when he was appointed as Executive Vice President, Chief Financial Officer and Treasurer of Peoples and Peoples Bank. Prior to joining Peoples, Mr. Rogers worked for PNC Financial Services Group, Inc. ("PNC") in Pittsburgh, Pennsylvania, from 2001 to October 2015. Mr. Rogers served at PNC as Risk Executive from 2011 to 2015, Executive Vice President and Chief Financial Officer, Retail Business Banking from 2003 to 2011, and Vice President and Chief Financial Officer, Consumer Lending from 2001 to 2003. Mr. Rogers worked as a Senior Manager for Ernst & Young LLP in Pittsburgh, Pennsylvania, from 1998 to 2001, and as Regional Line of Business Audit Director for PNC in Pittsburgh, Pennsylvania, from 1991 to 1998. He worked as an Audit Manager for Price Waterhouse LLP in Buffalo, New York, from 1982 to 1991.

Mr. McGill joined Peoples in September 2009 when he was appointed Executive Vice President and Chief Commercial Lending Officer of both Peoples and Peoples Bank. In January 2012, Mr. McGill's title was changed to Chief Commercial Banking Officer. Prior to joining Peoples, Mr. McGill worked for FirstMerit Bank, National Association, in Akron, Ohio, starting in 1994, and served as President and Chief Executive Officer of the Central Region of FirstMerit Bank, National Association from 1997 to July 2009.

Ms. Stevens serves as Executive Vice President and Chief Credit Officer of both Peoples and Peoples Bank, positions she has held since June 17, 2016. From January 2012 until June 2016, she served as Senior Vice President, Credit Administration of Peoples Bank. Ms. Stevens managed Peoples Bank's loan and appraisal review functions from 1997 to 2011. Prior to 1997, Ms. Stevens worked for five years with Bank One in Marietta, Ohio.

Ms. Schneeberger, a Certified Public Accountant, serves as Executive Vice President and Chief Administrative Officer of Peoples and Executive Vice President, Chief Administrative Officer and Cashier of Peoples Bank, positions she has held since July 2011. From April 1999 to July 2011, she served as Executive Vice President, Operations of Peoples, and from February 2000 to July 2011, she served as Executive Vice President, Operations and Cashier of Peoples Bank. From April 2007 to May 2008, Ms. Schneeberger served as interim Chief Financial Officer and Treasurer of both Peoples and Peoples Bank. From October 1988 to April 1999, Ms. Schneeberger was Vice President of Operations of Peoples. Prior thereto, she was Auditor of Peoples from August 1987 to October 1988 and Auditor of Peoples Bank from January 1986 to October 1988. Ms. Schneeberger joined Peoples Bank in 1977.

None of the executive officers of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this Proxy Statement.

THE BOARD AND COMMITTEES OF THE BOARD

The Board has adopted the Peoples Bancorp Inc. Corporate Governance Guidelines, a copy of which is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. The Board has also adopted the Code of Ethics for Directors, Officers and Employees of Peoples Bancorp Inc. and its Subsidiaries ("Code of Ethics"), a copy of which is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com.

Independence of Directors

The rules (the "NASDAQ Rules") of The NASDAQ Stock Market ("NASDAQ") require that a majority of the members of the Board be independent directors. The definition of an independent director for purposes of the NASDAQ Rules includes a series of objective criteria, which the Board has used in determining whether its members are independent.

Peoples is led by Charles W. Sulerzyski, who serves as President and Chief Executive Officer and as a director, and David L. Mead, an independent director who serves as a non-executive Chairman of the Board, a position he has held since May 2016. George W. Broughton, an independent director, serves as a non-executive Vice Chairman of the Board, a position he has held since July 2013. The Board is comprised of Mr. Sulerzyski and ten non-management directors, nine of whom are independent. Peoples believes that the independent directors provide objective oversight of management performance as a key component of efficient corporate governance and overall risk management. The Board has determined that the most effective leadership structure for Peoples is for a different person to serve as each of the Chief Executive Officer and the Chairman of the Board, coupled with independent chairs of each of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Risk Committee. The Board regularly deliberates and discusses what it believes is the appropriate leadership structure and the role and responsibilities of the Chairman of the Board based upon the needs of Peoples in order to provide effective oversight of management.

In addition to considering the objective criteria, as required by the NASDAQ Rules, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual's exercise of independent judgment in carrying out the responsibilities of a director. In making these independence determinations, the Board has reviewed, considered and discussed each director's business and personal relationships, both direct and indirect, with Peoples and our subsidiaries, and the compensation and other payments each director and such director's immediate family members have, both directly and indirectly, received from or made to Peoples and our subsidiaries and presently expect to receive from or make to Peoples and our subsidiaries. Based on that review, consideration and discussion, the Board has determined that at least a majority of its members qualify as independent directors. The Board has further determined that each of the following directors has no financial or personal ties, either directly or indirectly, with Peoples or our subsidiaries (other than compensation received in the individual's capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course of business with Peoples Bank, ownership of common shares of Peoples as described in this Proxy Statement and, in the case of Mr. Mead, service for a period of approximately nine months as interim President and Chief Executive Officer of Peoples and Peoples Bank) and thus qualifies as independent: Tara M. Abraham; S. Craig Beam; George W. Broughton; David F. Dierker; Brooke W. James; Dr. Brenda F. Jones; David L. Mead; Susan D. Rector; and Terry T. Sweet.

The Board also determined that: (i) during his service as a director from January 1, 2016 through May 19, 2016, Richard Ferguson qualified as an independent director; (ii) during his service as a director from January 1, 2016 through January 14, 2017, Thomas J. Wolf qualified as an independent director; and (iii) during his service from January 1, 2016 through February 22, 2017, Carl L. Baker, Jr. qualified as an independent director, in each case because he had no financial or personal ties, either directly or indirectly, with Peoples or our subsidiaries (other than compensation received in the individual's capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course of business with Peoples Bank and ownership of common share of Peoples).

The Board has determined that, due to his status as a former partner in the law firm of Theisen Brock, having been a partner in the firm until January 1, 2017, James S. Huggins did not qualify as an independent director under the applicable NASDAQ Rules or for purposes of Rule 16b-3 under the Exchange Act or Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The amount and variety of work Theisen Brock performed and continues to perform for Peoples, and Mr. Huggins' former role as a partner with Theisen Brock, were recognized and considered by the Board in its evaluation of Mr. Huggins' qualifications as a director.

Charles W. Sulerzyski does not qualify as an independent director, because he serves as an executive officer of Peoples and Peoples Bank.

Executive Sessions

In accordance with applicable NASDAQ Rules, the independent directors were given the opportunity to meet in executive session during each meeting of the Board and at such other times as the independent directors deemed necessary. Each executive session is presided over by the Chairman of the Board.

Meetings of the Board and Attendance at Annual Meetings of Shareholders

The Board held a total of 16 meetings during the 2016 fiscal year. Each incumbent director attended 93% or more of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served, in each case during his or her period of service.

Peoples encourages all incumbent directors and director nominees to attend each annual meeting of shareholders. All of the directors serving on the Board at that time attended Peoples' last annual meeting of shareholders held on April 28, 2016.

Committees of the Board

The Board has five standing committees: Audit, Compensation, Executive, Governance and Nominating, and Risk. Each of the standing committees, with the exception of the Risk Committee, is chaired by a separate independent director. The Risk Committee was chaired by former director Carl L. Baker, Jr. until his retirement from the Board on February 22, 2017. The Board has not yet appointed a new chair of the Risk Committee. The Audit Committee and the Risk Committee are charged with the majority of the risk oversight responsibilities of the Board. The Risk Committee is the committee providing the primary oversight of significant risks on an enterprise-wide level within all the defined risk categories, as discussed below. However, the Audit Committee's duties do include overseeing a substantial portion of management's actions to address compliance, legal and operational risks. The Compensation Committee evaluates, with Peoples' senior risk officer, all risks posed by Peoples' executive compensation programs and makes all reasonable efforts required to limit any unnecessary risks these programs pose to Peoples and ensure that the programs do not encourage participants to take unnecessary or excessive risks that threaten the value of Peoples. These evaluations are conducted in accordance with guidance from applicable federal regulators. The Audit Committee, the Compensation Committee and the Risk Committee are focused on maintaining our key risks within acceptable tolerances and work in concert to provide enterprise-wide oversight. Each committee's role and its interaction with the full Board regarding the committee's oversight responsibilities are described more fully below. Through these committees and effective working relationships with management, the Board is able to effectively monitor and maintain an active role in the oversight of the key aspects of the risks to which Peoples is exposed. Peoples believes that this risk oversight structure, coupled with Peoples' leadership structure of having an independent director serve as Chairman of the Board, maximizes the independence and objectivity of the Board in carrying out its functions.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Audit Committee is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Audit Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. Among other duties set forth in its charter, the Audit Committee is responsible for:

- overseeing the accounting and financial reporting processes of Peoples;

- overseeing the audits of the consolidated financial statements of Peoples;

- appointing, terminating, compensating and overseeing the work of Peoples' independent registered public accounting firm, including resolving any disagreements between Peoples' management and Peoples' independent registered public accounting firm regarding financial reporting;

- pre-approving all audit and non-audit services provided by Peoples' independent registered public accounting firm;

- discussing with Peoples' independent registered public accounting firm the matters required to be communicated to the Audit Committee under applicable auditing standards and reviewing all relationships between Peoples' independent registered public accounting firm and Peoples and our subsidiaries;

- discussing with management, the auditors performing Peoples' internal audit function (the "Internal Auditors") and Peoples' independent registered public accounting firm the adequacy and effectiveness of the internal controls of Peoples;

- reviewing and concurring in the appointment, replacement, reassignment or dismissal of the Internal Auditors, the scope of the internal audit, and the operation and performance of the Internal Auditors;

- naming, defining the role and responsibilities of and assessing the effectiveness of, an individual within management to act as a liaison between the Internal Auditors, the Board and management;

- reviewing all transactions with related persons required to be reported to the Audit Committee under the Related Person Transaction Policy for potential conflict of interest situations, and approving or ratifying such transactions as appropriate;

- reviewing Peoples' earnings press releases, earnings conference call scripts, and financial statements and related disclosures in Peoples' periodic reports;

- setting hiring policies for employees or former employees of Peoples' independent registered public accounting firm;

- establishing and reviewing the procedures for the receipt, retention and treatment of complaints received by Peoples regarding accounting, internal controls or auditing matters;

- reviewing with the Internal Auditors and Peoples' counsel, legal and regulatory matters that may have a material impact on Peoples' consolidated financial statements, related compliance policies of Peoples and compliance with Peoples' Code of Ethics and programs and reports received from regulatory agencies;

- assisting the Board in the oversight of:

  ◦ the performance of Peoples' independent registered public accounting firm, and

  ◦ the independent registered public accounting firm's qualifications and independence;

- preparing the report of the Audit Committee required to be included in Peoples' annual Proxy Statement;

- reviewing the structure, operations and effectiveness of Peoples Bank's compliance program at least annually;

- preforming the duties required by applicable laws and regulations to be performed by the audit committee for Peoples Bank, in its capacity as an Ohio state-chartered bank;

- performing the duties required by applicable laws and regulations to be performed by the fiduciary audit committee for Peoples Bank, in its capacity as a bank exercising fiduciary powers; and

- other duties and responsibilities as may be delegated to the Audit Committee by the Board.

The Audit Committee held eight meetings during the 2016 fiscal year. The "**AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016**" appears beginning on page 60.

The Audit Committee is currently comprised of five directors: David F. Dierker (Chair); Brooke W. James; Dr. Brenda F. Jones; David L. Mead; and Terry T. Sweet. Messrs. Dierker and Mead, and Ms. James and Dr. Jones served as members of the Audit Committee throughout the entire 2016 fiscal year. Mr. Sweet was appointed as a member of the Audit Committee on January 26, 2017. Former directors Carl L. Baker, Jr., Richard Ferguson and Thomas J. Wolf served as members of the Audit Committee in 2016 and 2017 through their retirement dates of February 22, 2017, May 19, 2016 and January 14, 2017, respectively. Director Tara M. Abraham served as a member of the Audit Committee in 2016 until June 23, 2016. The Board has determined that each of the current members of the Audit Committee qualifies, and that during their respective periods of service in the 2016 fiscal year and the 2017 fiscal year (where applicable), each of Ms. Abraham, Mr. Baker, Mr. Ferguson and Mr. Wolf qualified, as an independent director for purposes of Rule 10A-3 under the Exchange Act and under the applicable NASDAQ Rules.

The Board has concluded that each member of the Audit Committee is able to read and understand fundamental financial statements, including Peoples' balance sheet, income statement and cash flow statement. Based upon their respective backgrounds, knowledge, qualifications, experience and professions, the Board has determined that David L. Mead, David F. Dierker and Terry T. Sweet qualify as "audit committee financial experts" under the SEC's rules, and as "financially sophisticated" for purposes of the applicable NASDAQ Rules.

Compensation Committee

The Compensation Committee is currently comprised of five directors: George W. Broughton (Chair); S. Craig Beam; David F. Dierker; Susan D. Rector; and Terry T. Sweet. Messrs. Beam, Broughton and Dierker and Ms. Rector served as members of the Compensation Committee throughout the entire 2016 fiscal year. Mr. Sweet was appointed as a member of the Compensation Committee on January 26, 2017. Former director Carl L. Baker, Jr. served as a member of the Compensation Committee in 2016 and 2017 through his retirement date of February 22, 2017. The Board has determined that each of the current members of the Compensation Committee qualifies, and that during his respective period of service in the 2016 fiscal year and the 2017 fiscal year, Mr. Baker qualified, as (i) an "independent director" under the applicable NASDAQ Rules, including those specifically applicable to members of a compensation committee, (ii) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code and (iii) a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act.

The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Compensation Committee is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Compensation Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary.

The primary function of the Compensation Committee is to review and approve, on behalf of the Board, management recommendations regarding all forms of compensation to be provided to the executive officers and other designated employees of Peoples and our subsidiaries, including incentive-based compensation, equity-based compensation, bonus compensation, perquisites, employee benefits and salary programs. In carrying out this function, the Compensation Committee is responsible for reviewing and approving individual goals and objectives, and recommending to the Board corporate goals and objectives relevant to the compensation of Peoples' executive officers and other employees designated by the Board, evaluating such individuals' performance in light of those goals and objectives, and determining compensation based on that evaluation. The Compensation Committee administers Peoples' Second Amended and Restated 2006 Equity Plan (the "2006 Plan"), Employee Stock Purchase Plan and Peoples' incentive programs, and approves grants of awards under the 2006 Plan and the incentive programs in compliance with applicable securities and tax laws. The Compensation Committee also undertakes such other responsibilities as the full Board may from time to time prescribe.

The Compensation Committee held 12 meetings during the 2016 fiscal year. Its Chair determines the agenda for the meetings with the assistance of Peoples' Chief Administrative Officer. The Director of Human Resources serves as Secretary to the Compensation Committee. The Compensation Committee reviewed management's recommendations on, and approved, all forms of compensation provided to the executive officers. The Compensation Committee also reviewed recommendations regarding all forms of compensation for directors of Peoples and our subsidiaries and made recommendations to the Board for its consideration. Additionally, the Compensation Committee reviewed and approved all equity-based compensation and cash incentives under Peoples' incentive programs, as well as perquisites, employee benefits, salary programs, and human resources policies and procedures for employees of Peoples and our subsidiaries. The Compensation Committee also reviewed and approved the goals and objectives for the 2016 fiscal year relevant to the compensation of Peoples' executive officers, and recommended the 2016 fiscal year corporate performance goals to the Board, which were subsequently approved by the Board. The Compensation Committee evaluated the executive officers' performance in light of those goals and objectives for the 2016 fiscal year and determined the compensation earned by each executive officer based on that evaluation. At least annually, the Compensation Committee reviews and discusses Peoples' management succession and development activities. The Compensation Committee also reviews and approves the plan design and structure of insurance benefits for officers, directors and employees of Peoples and our subsidiaries.

The Compensation Committee has the authority to retain one or more compensation consultants or advisors to assist in the evaluation of director and executive officer compensation. The Compensation Committee has sole authority to retain and terminate any such compensation consultant or advisor, including sole authority to approve the fees and other retention terms of any consultant or advisor. The Compensation Committee has engaged Pay Governance, LLC ("Pay Governance") as its compensation and benefits consultant. The Compensation Committee has direct access to its compensation and benefits consultant and may engage the consultant on an as needed basis for advice with respect to the amount and form of executive and director compensation. Pay Governance does not provide services to Peoples or our subsidiaries other than those provided to or at the request of the Compensation Committee. Please see the discussion of the consulting services provided to the Compensation Committee by Pay Governance in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS - Setting Executive Compensation**" beginning on page 33 of this Proxy Statement.

The Compensation Committee determined that the work of Pay Governance during the 2016 fiscal year did not raise any actual conflict of interest. Additionally, the Compensation Committee determined that Pay Governance was independent of management after considering several factors, including (1) whether the firm provided any other services to Peoples; (2) the amount of fees received from Peoples by the firm as a percentage of the firm's total revenue; (3) the firm's policies and procedures that are designed to prevent conflicts of interest; (4) any business or personal relationship of the individual compensation consultants providing services to Peoples with a member of the Compensation Committee; (5) the number of Peoples common shares owned by the individual compensation consultants providing services to Peoples; and (6) any business or personal relationships between the executive officers of Peoples and the firm or the individual compensation consultants providing services to Peoples.

The "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" regarding executive compensation for the 2016 fiscal year appears beginning on page 25, and the "**COMPENSATION COMMITTEE REPORT**" for the 2016 fiscal year appears beginning on page 43 of this Proxy Statement.

Executive Committee

The Executive Committee is currently comprised of five directors: David L. Mead (Chair); George W. Broughton; David F. Dierker; Susan D. Rector; and Charles W. Sulerzyski. Messrs. Mead, Broughton and Sulerzyski, and Ms. Rector served on the Executive Committee throughout the entire 2016 fiscal year. Mr. Dierker was appointed as a member of the Executive Committee on January 26, 2017. Former directors Carl L. Baker, Jr., Richard Ferguson and Thomas J. Wolf served as members of the Executive Committee in 2016 and 2017 through their retirement dates of February 22, 2017, May 19, 2016 and January 14, 2017, respectively. The Executive Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Executive Committee is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. The Executive Committee did not meet during the 2016 fiscal year.

The responsibilities of the Executive Committee include exercising, during the intervals between the meetings of the Board, all the powers of the Board in the management of the business, properties and affairs of Peoples, including authority to take all action provided in Peoples' Code of Regulations to be taken by the Board, not delegated to another Board committee, provided, however, that the foregoing is subject to the applicable provisions of law and the limitations contained in the Executive Committee's charter.

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of six directors: Susan D. Rector (Chair); Tara Abraham; George W. Broughton; David F. Dierker; Brooke W. James; and Dr. Brenda F. Jones. Ms. Rector, Mr. Broughton, Mr. Dierker and Dr. Jones served as members of the Governance and Nominating Committee throughout the entire 2016 fiscal year. Ms. Abraham and Ms. James were appointed as members of the Governance and Nominating Committee on May 26, 2016. The Board has determined that each of the current members of the Governance and Nominating Committee qualifies as an independent director under applicable NASDAQ Rules.

The Governance and Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which can be found under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Governance and Nominating Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Governance and Nominating Committee held six meetings during the 2016 fiscal year.

The Governance and Nominating Committee is primarily responsible for:

- establishing and articulating qualifications, desired background and selection criteria for members of the Board consistent with any eligibility requirements set forth in Peoples' Code of Regulations, considering such factors as it deems appropriate;

- evaluating Board candidates recommended by shareholders and periodically reviewing the procedures used by the Governance and Nominating Committee in such evaluation process;

- screening and making recommendations to the Board of qualified candidates for election, nomination or appointment to the Board, including nominees for re-election as directors and candidates to fill vacancies;

- evaluating and recommending to the Board determinations of Board member independence and of financial expertise and financial sophistication with respect to Audit Committee members;

- recommending assignments to committees of the Board and chairs of Board committees for consideration by the Board;

- reviewing with the Chairman of the Board, or another director designated by the Board, issues involving potential conflicts of interest and/or any change of status of directors pursuant to applicable law and the applicable provisions of Peoples' Code of Ethics, Peoples' Code of Regulations or Peoples' Corporate Governance Guidelines;

- periodically administering and reviewing with the Chairman of the Board, or another director designated by the Board, an evaluation of the processes and performance of the Board and the Board's committees, and reporting such review to the Board;

- recommending to the Board for its consideration the number of members to serve on the Board;

- periodically reviewing Peoples' Code of Ethics and the Related Person Transaction Policy and recommending changes, as deemed necessary or appropriate by the Governance and Nominating Committee, to the Board for approval;

- reviewing and reporting to the Board on board education opportunities and additional corporate governance matters as necessary or as directed by the Chairman of the Board or the Board as a whole;

- overseeing the orientation and education of new and continuing members of the Board; and

- developing and recommending to the Board a set of Corporate Governance Guidelines applicable to Peoples.

- reviewing the appropriateness of continued Board service by a Board member who changes his or her principal occupation, position or responsibility from that held when elected to the Board and volunteers to resign from the Board for such reason.

Risk Committee

The Risk Committee is currently comprised of 10 directors: Tara M. Abraham; S. Craig Beam; George W. Broughton; David F. Dierker; James S. Huggins; Brooke W. James; Dr. Brenda F. Jones; David L. Mead; Susan D. Rector; and Terry T. Sweet. Messrs. Beam, Broughton, Dierker, Huggins and Mead, and Ms. Abraham, Ms. James and Ms. Rector served as members of the Risk Committee throughout the entire 2016 fiscal year. Dr. Jones and Mr. Sweet were appointed as members of the Risk Committee on April 28, 2016 and January 26, 2017, respectively. Former directors Carl. L. Baker, Jr., Richard Ferguson and Thomas J. Wolf served as members of the Risk Committee in 2016 and 2017 through their retirement dates of February 22, 2017, May 19, 2016 and January 14, 2017, respectively. The Risk Committee was chaired by Mr. Baker until his retirement. The Board has not yet appointed a new chair of the Risk Committee. The Board has determined that each of the current members of the Risk Committee, except Mr. Huggins, qualifies, and that during their respective periods of service in the 2016 fiscal year and the 2017 fiscal year (where applicable), Mr. Baker, Mr. Ferguson and Mr. Wolf each qualified, as independent directors under applicable NASDAQ Rules.

The Risk Committee is organized and conducts its business pursuant to a written charter adopted by the Board, which is posted under the "Governance Documents" tab on the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com. The primary responsibilities of the Risk Committee are:

- reviewing and annually approving Peoples' enterprise risk management framework and policy;

- reviewing and overseeing the development of Peoples' risk appetite, risk tolerances and risk limits;

- reviewing and monitoring management of credit, liquidity, market, compliance, operational, strategic, and reputation risks through the enterprise risk management framework;

- reviewing management's analysis of potential scenarios and future emerging risks that would have a material impact on the earnings and/or capital of Peoples, and ensuring that residual risk exposures are within desired levels, and when they are not that management's responses and any plans of action are reasonable;

- approving limits and/or operating guidelines for Peoples' material risks, including credit, market and operational risks, on at least an annual basis, and reviewing the trend and current risk levels of Peoples and monitoring compliance with established limits;

- assessing, at least annually, the effectiveness of the Director of Risk Management;

- overseeing information technology operation risk;

- performing an evaluation of the Committee's performance at least annually to determine whether it is functioning effectively;

- other duties and responsibilities as may be delegated to the Risk Committee by the Board.

The Risk Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary at least annually. The Risk Committee held five meetings during the 2016 fiscal year.

NOMINATING PROCEDURES

As described above, Peoples has a standing Governance and Nominating Committee that has the responsibility to identify and recommend to the full Board individuals qualified to become directors. Each candidate must satisfy the eligibility requirements set forth in Peoples' Code of Regulations. To be eligible for election as a director, an individual must be a shareholder of Peoples. Peoples Bank's state banking charter requires that a majority of its directors be Ohio residents. Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within seven years after the date of his or her initial election to the Board, or by May 31, 2018, whichever is later, each director must own at least 10,000 common shares of Peoples or common shares of Peoples having a market value of $200,000, whichever is less.

Beyond the above qualifications, the Governance and Nominating Committee will consider such factors as it deems appropriate in evaluating potential individuals for Board membership, including a consideration of the individual's contribution to the diversity of the Board. When considering potential candidates for the Board, the Governance and Nominating

Committee strives to assure that the composition of the Board, as well as its practices and operation, contribute to value creation and to the effective representation of Peoples' shareholders.

In considering candidates for the Board, the Governance and Nominating Committee evaluates the entirety of each candidate's credentials. The Governance and Nominating Committee believes that all members of the Board should have the highest character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would interfere with performance as a director. When identifying nominees to serve as directors, the Governance and Nominating Committee will consider candidates in light of Peoples' strategic plan and the current composition and needs of the Board. Factors that will be given weight in the consideration may include diversity in business and professional experience, skills, gender, ethnic background, as well as experience and/or residence in Peoples' diverse market areas. Each of these factors will be considered in order to provide the greatest benefit to the shareholders of Peoples by selecting directors with the most exemplary credentials relative to Peoples' business and markets.

Because of the importance placed on the directors' business and professional experience and skills, a director who changes his or her principal occupation, position or responsibility from that held when elected to the Board is expected to volunteer to resign from the Board. Although Peoples does not believe that it will be necessary in every instance that a director who makes such a change should leave the Board, the Governance and Nominating Committee is afforded the opportunity to review the appropriateness of continued Board service under the new circumstances and make a recommendation to the full Board.

Peoples' Corporate Governance Guidelines also provide that a director must submit his or her resignation effective as of the next annual meeting of shareholders following his or her 70th birthday.

A director must advise the Chairman of the Board and the Chair of the Governance and Nominating Committee in advance of accepting an invitation to serve as a director of another public company. The Governance and Nominating Committee will then review whether such other board membership may unduly impact the ability of the director to fulfill his or her responsibilities as a director of Peoples and, if so, must make a recommendation to the full Board. Generally, the Board believes that a director of Peoples should not serve on more than three public company boards of directors (including Peoples' Board).

The Governance and Nominating Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. The Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating director candidates.

Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by writing to the Corporate Secretary of Peoples at Peoples' executive offices in Marietta, Ohio. Such recommendation must provide the candidate's name, age, business address, residence address, principal occupation or employment, and number of common shares beneficially owned. The recommendation must also describe the qualifications, attributes, skills or other qualities of the recommended director candidate. A written statement from the candidate consenting to be named as a director candidate and, if nominated and elected, to serve as a director must accompany any such recommendation.

Shareholders who wish to nominate an individual for election as a director at an annual meeting of the shareholders of Peoples must comply with the provisions of Peoples' Code of Regulations regarding shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to the Corporate Secretary of Peoples not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Corporate Secretary no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Nominations for the Annual Meeting must be received by April 13, 2017. Each nomination must contain the following information to the extent known by the nominating shareholder:

- the name, age, business address and residence address of each proposed nominee;

- the principal occupation or employment of each proposed nominee;

- the number of shares of capital stock of Peoples beneficially owned by each proposed nominee and by the nominating shareholder; and

- any other information required to be disclosed with respect to a nominee for election as a director under the SEC's proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director of Peoples if elected. Nominations not made in accordance with the above requirements and Peoples' Code of Regulations will not be considered.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

Any communication to the Board or to individual directors may be sent to the Board or one or more individual directors in one of two ways. It may be mailed, in care of Peoples' Corporate Secretary, to Peoples' headquarters in Marietta, Ohio, and the mailing envelope must contain a clear notation indicating that the enclosed correspondence is a "Shareholder-Board Communication" or a "Shareholder-Director Communication" as appropriate. In addition, shareholders may utilize the "Investor Relations" page of Peoples' website that is monitored by the Corporate Secretary to communicate with the Board or individual directors. All such communications, whether via mail or the website, must identify the author as a shareholder of Peoples and clearly state whether the intended recipients are all members of the Board or certain specified individual directors. The Corporate Secretary will make copies of all such communications and circulate them to the appropriate director or directors without any screening. Any correspondence marked "personal and confidential" will be delivered by the Corporate Secretary to the intended recipient(s) without opening.

PROPOSAL NUMBER 2:
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and corresponding SEC rules enable Peoples' shareholders to vote to approve, on an advisory and non-binding basis, the compensation of Peoples' named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. Accordingly, the following resolution will be submitted for shareholder approval at the Annual Meeting:

"RESOLVED, that the shareholders of Peoples Bancorp Inc. ("Peoples") approve, on an advisory basis, the compensation of Peoples' named executive officers as disclosed in Peoples' Proxy Statement for its 2017 Annual Meeting of Shareholders pursuant to Item 402 of SEC Regulation S-K, including in the "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**", the "**SUMMARY COMPENSATION TABLE FOR 2016**", and the related executive compensation tables, notes and narratives."

The Board believes that Peoples' compensation policies and procedures, which are reviewed and approved by the Compensation Committee, are effective in aligning the compensation of Peoples' named executive officers with Peoples' short-term goals and long-term success, and that such compensation and incentives are designed to attract, retain and motivate Peoples' key executives who are directly responsible for Peoples' continued success. The Board believes that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of our shareholders, or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. The Board further believes that Peoples' culture focuses executives on sound risk management and appropriately rewards executives for performance. The Board also believes that Peoples' compensation policies and procedures are reasonable in comparison both to Peoples' peer bank holding companies and to Peoples' performance during the 2016 fiscal year.

Similar "Say on Pay" proposals were approved by a significant majority of the common shares voted at each of Peoples' 2016 Annual Meeting of Shareholders, 2015 Annual Meeting of Shareholders, 2014 Annual Meeting of Shareholders, 2013 Annual Meeting of Shareholders, 2012 Annual Meeting of Shareholders, 2011 Annual Meeting of Shareholders, 2010 Annual Meeting of Shareholders and 2009 Annual Meeting of Shareholders.

Shareholders are encouraged to carefully review the information provided in this Proxy Statement regarding the compensation of Peoples' named executive officers in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 25 of this Proxy Statement.

Because your vote is advisory, the outcome of the vote will not: (i) be binding upon the Board or the Compensation Committee with respect to future executive compensation decisions, including those relating to Peoples' named executive officers, or otherwise; (ii) overrule any decision made by the Board or the Compensation Committee; or (iii) create or imply any additional fiduciary duty by the Board or the Compensation Committee. However, the Compensation Committee expects to take into account the outcome of the vote when considering future executive compensation arrangements. The next advisory vote to approve our executive compensation will occur at the 2018 Annual Meeting of Shareholders.

Recommendation and Vote Required

THE BOARD UNANIMOUSLY RECOMMENDS THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF PEOPLES' NAMED EXECUTIVE OFFICERS.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve the non-binding advisory resolution to approve the compensation paid to Peoples' named executive officers as disclosed in this Proxy Statement. A proxy received by Peoples and not revoked prior to or at the Annual Meeting will be voted in favor of this non-binding, advisory resolution unless otherwise instructed by the shareholder. The effect of an abstention is the same as a vote "AGAINST" the proposal. Broker non-votes will not be counted in determining whether the proposal has been approved.


EXECUTIVE COMPENSATION:
COMPENSATION DISCUSSION AND ANALYSIS


Executive Summary of 2016 Fiscal Year Performance and Compensation

The Compensation Committee has responsibility for establishing, implementing and continually monitoring our executive compensation program. In particular, the Compensation Committee determines the compensation of our named executive officers ("NEOs"), which included our Chief Executive Officer ("CEO"), our Chief Financial Officer, and our three other most highly-compensated executive officers who were serving as executive officers at the end of 2016. The NEOs for 2016 were:

- Charles W. Sulerzyski, President and CEO

- John C. Rogers, Executive Vice President, Chief Financial Officer and Treasurer

- Daniel K. McGill, Executive Vice President and Chief Commercial Banking Officer

- Robyn A. Stevens, Executive Vice President and Chief Credit Officer (Ms. Stevens assumed this position effective June 17, 2016.)

- Carol A. Schneeberger, Executive Vice President and Chief Administrative Officer

The Compensation Committee strives to ensure that the total compensation paid to the NEOs is reasonable, competitive and aligned with the best interests of the shareholders.

2016 Business Highlights

Peoples achieved success in several major areas in 2016. We generated quality loan growth, increased our net interest margin, effectively managed our credit costs, grew our fee income and controlled our expenses, all while executing a core banking system conversion. Below is a list of notable accomplishments in 2016:

- Total revenues grew 8% compared to 2015

- Total operating expenses decreased 7% compared to 2015 (due in large part to one-time acquisition costs in 2015)

- Average loan balances grew 9% compared to 2015

- Net interest margin increased to 3.54% compared to 3.53% in 2015

- Net charge-offs as a percent of average gross loans (annualized) were 0.09% compared to 0.78% in 2015

These accomplishments drove the improvement in our key performance metrics in 2016 compared to 2015 -- in particular, increased net income available to common shareholders, increased diluted earnings per common share, greater return on average assets, and greater return on average stockholders' equity. The solid performance contributed to the increase in the market price of our common shares and allowed us to increase the rate of cash dividends paid, which resulted in a greater total return to our shareholders.

Goals for 2016 Incentive Awards

The performance goals for the incentive awards based on 2016 performance were designed so that the target level of awards would be paid if we met our budgetary goals, which represented our target level of performance. We set challenging performance goals for 2016 that took into account strategic decisions made by Peoples to make investments in the following:

- the conversion of our core banking system to improve efficiency and service for our customers;

- the revamp of our commercial loan processes to improve controls and our ability to prevent, detect and mitigate future credit problems; and

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- the hiring of top-performing bankers to help us expand and take advantage of opportunities within our markets.

We believed that these, along with other key initiatives, would position Peoples for future growth. Highlights of our performance goals for 2016 are as follows:

- Target return on average assets of 0.96% was 16% higher than the target in 2015 of 0.83% and 174% higher than the results used in determining 2015 incentive payment amounts.

- Target efficiency ratio of 64.70% required a 520 basis point improvement over the 2015 target of 69.90% and a 1,080 basis point improvement over the results used in determining 2015 incentive payment amounts.

- Target diluted earnings per share of $1.76 was 16% higher than the target of $1.52 in 2015 and 189% higher than the results used in determining 2015 incentive payment amounts.

2016 Actual Results vs. Performance Goals

The following is a comparison of our 2016 results versus our 2016 performance goals:

- We achieved between threshold and target levels of performance for each of the metrics applicable to our incentive awards.

- Our return on average assets of 0.94% was well above the threshold level of 0.77% and two basis points short of the target level of 0.96%.

- Our efficiency ratio of 65.13% was better than the threshold level of 65.83%, but not as good as the target level of 64.70%.

- Our diluted earnings per share of $1.71 ($1.69 when adjusted for the impact of common shares repurchased by Peoples in 2016) was well above the threshold level of $1.41 and $0.05 short of the target level of $1.76.

- Our NEOs achieved, to varying degrees, their respective individual performance objectives.

2016 Compensation Actions

Our compensation philosophy is designed to provide incentive and recognition for Peoples' execution of a strategy that increases shareholder value over time. Accordingly, and by design, the executive compensation received by the NEOs for 2016 generally reflected the 2016 results of achieving just short of the target levels of the performance goals we set for the year. Thus, cash and equity incentives were awarded to each of the NEOs generally at levels just below the applicable target payout potentials for those awards. Mr. Sulerzyski's total direct compensation for 2016 performance was $916,971 compared to the total direct compensation he received for 2015 performance in the amount of $500,000. Mr. Sulerzyski's total direct compensation of $500,000 for 2015 reflected the fact that no cash or equity-based incentives were awarded to him for that year. Total direct compensation means the total of base salary and any cash incentive and equity-based incentive payments earned for a given year's performance.

Highlights of our 2016 compensation actions are as follows:

- Cash incentive payments were awarded to the NEOs for 2016 results based on achieving between the threshold and target levels of performance for each of the cash incentive performance goals.

- Equity-based incentive payments were awarded to the NEOs for 2016 results based on achieving between the threshold and target levels of performance for each of the equity-based incentive performance goals.

- Modest salary increases for Mr. Sulerzyski, Mr. Rogers, Ms. Schneeberger and Ms. Stevens were approved for 2017. With the exception of Ms. Stevens, none of the NEOs had received a salary increase the previous year.

- Ms. Stevens received a discretionary one-time payment of $13,053 in recognition of her accomplishments in 2016 with respect to operational soundness and execution of Peoples' strategy related to credit and the revamp of our commercial loan processes.

- Ms. Schneeberger received a discretionary one-time cash payment of $22,518 in recognition of her efforts in leading the successful conversion of Peoples' core banking system in November 2016.

- The method of calculating base annual compensation in our change in control agreements was changed for agreements entered into after March 24, 2016.

Notable Pay Practices

We believe our compensation programs and philosophy are appropriately designed to reward performance, protect the interests of our shareholders, and provide appropriate incentives to executive management, while not encouraging excessive risk-taking. We believe in tying compensation to the results achieved. Below is an overview of our pay practices which reflect these beliefs:

- We target market median pay levels, and we consider peer and market data in setting pay.

- We link pay to performance.

- We require a minimum level of corporate performance before any incentive compensation is paid to the NEOs.

- We have a stock holding requirement with respect to equity-based compensation awarded to the NEOs.

- A double trigger (i.e., both a change in control and a termination of employment) is required for payment under our change in control agreements with our NEOs.

- We prohibit our NEOs from hedging or pledging their Peoples common shares, and we require that they obtain pre-clearance before trading in Peoples common shares.

- We conduct an annual risk assessment of our compensation programs.

- We hold an annual shareholder "say-on-pay" vote.

- We annually review the independence of our compensation advisors.

- Our Compensation Committee is comprised entirely of independent directors.

Additional information about our annual results and our compensation decisions follows. We believe this information will provide guidance on how our discretionary decisions, established programs, and corporate results came together in the compensation decisions made by the Compensation Committee.

Total Shareholder Return

The value we return to our shareholders is an important component of our compensation philosophy. Peoples' corporate performance is benchmarked against many metrics in order to provide a view of the more specific performance components that combine to drive the total annual return for our shareholders. Long-term growth in total shareholder return is a tenet of our compensation strategy. As shown on the graph below, the return to solid operating performance in 2016 translated into greater total returns for our shareholders. Peoples' total one-year shareholder return for 2016 was 77.6% compared to a negative 25.3% for 2015. The Peer Group (as defined on page 34) median total one-year shareholder return was 54.1% for 2016 and 8.3% for 2015.

Mr. Sulerzyski's total direct compensation in 2016 reflects the improvement in total shareholder return for that year. Mr. Sulerzyski's total direct compensation for performance in 2016 increased 83.4% compared to his total direct compensation for performance in 2015.

Total Shareholder Return as of December 31, 2015 and December 31, 2016 (1)



(1) Comparison of one-year, three-year, and five-year annualized total shareholder return of Peoples and the Peer Group. Total shareholder return includes the impact of dividends.

Performance Relative to Specific Key Metrics which Drive Shareholder Return

We objectively review our performance in various categories to ensure that we are making progress towards our strategic goals. The metrics below provide an overall view of our performance in specific, measurable areas, which ultimately translate to the measurable total returns for our shareholders noted in the previous chart.

The following table illustrates the performance of Peoples during the five-year period ended December 31, 2016 with respect to several key performance metrics. The table highlights the improved results in 2016 compared to 2015.

	2016	2015	2014	2013	2012
Provision for (Recovery of) Loan Losses (in 000s)	$ 3,539	$ 14,097	$ 339	$ (4,410)	$ (4,716)
Net Income Available to Common Shareholders (in 000s)	$ 31,157	$ 10,941	$ 16,684	$ 17,574	$ 20,385
Diluted Earnings per Common Share (1)	$ 1.71	$ 0.61	$ 1.35	$ 1.63	$ 1.92
Return on Average Assets	0.94%	0.35%	0.74%	0.91%	1.11%
Pre-Provision Net Revenue to Total Average Assets (2)	1.48%	0.96%	1.10%	1.26%	1.41%
Return on Average Stockholders' Equity	7.20%	2.69%	6.16%	7.92%	9.52%
Tier 1 Capital Ratio	13.21%	13.67%	14.32%	12.42%	14.06%
Nonperforming Assets as a Percent of Total Assets	0.75%	0.62%	0.47%	0.39%	0.78%
Criticized Loans as Percent of Total Loans (3)	4.46%	5.89%	4.60%	4.94%	9.01%
Classified Loans as Percent of Total Loans (4)	2.59%	2.91%	2.76%	3.07%	4.72%

(1) These amounts are based on Net Income Available to Common Shareholders.

(2) These amounts represent non-Generally Accepted Accounting Principles ("GAAP") financial measures since pre-provision net revenue, which is defined as net interest income plus non-interest income minus non-interest expense, excludes the provision for loan losses and all gains and losses included in earnings. Additional information regarding the calculation of these measures can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016, under the caption "Pre-Provision Net Revenue".

(3) Includes loans categorized as watch, substandard or doubtful.

(4) Includes loans categorized as substandard or doubtful.

Pay for Performance

The Compensation Committee and management believe that our executive compensation programs are designed to incentivize sound and fundamental growth and profitability of Peoples, which will lead to improved returns to the shareholders. In years where we achieve our strategic goals, and where actual performance meets or exceeds performance goals, compensation in the form of incentive payouts will increase. When we do not meet the expectations and goals we set as a company, incentive payouts will be reduced or not made, reflecting the design of our incentive awards.

The chart below shows Mr. Sulerzyski's total direct compensation for fiscal years 2012 through 2016 and Peoples' corresponding return on average assets ("ROAA") in those years (and, for fiscal year 2014, ROAA as adjusted for one-time expenses incurred in 2014 relating to financial institution acquisitions, which was a performance goal measured that year). The compensation amounts displayed for each year reflect the amounts earned for performance in terms of growth and probability of Peoples in that year.



The table below shows incentive compensation payouts for the NEOs based upon 2015 and 2016 results. Performance for 2016 was in accordance with our strategic plan, and, therefore, incentive compensation was paid to the NEOs for 2016 results. Because we failed to meet the absolute minimum level of corporate performance established by the Compensation Committee for 2015, no incentive compensation was paid to the NEOs for 2015.

Name	2015 Cash Incentive as % of 2015 Base Salary (1)	2016 Cash Incentive as % of 2016 Base Salary (2)	2015 Equity-Based Incentive as % of 2015 Base Salary (3)	2016 Equity-Based Incentive as % of 2016 Base Salary (4)
Charles W. Sulerzyski	—	43.8%	—	39.6%
John C. Rogers (5)	—	35.0%	—	18.4%
Daniel K. McGill	—	34.4%	—	22.0%
Robyn A. Stevens (6)	—	27.9%	—	32.8%
Carol A. Schneeberger	—	35.4%	—	23.7%

(1) No cash incentive payments were earned by the NEOs for 2015 performance.

(2) Amounts in this column reflect the percentage of 2016 base salary represented by cash incentive payments earned for 2016 performance and paid in 2017, excluding any discretionary cash bonuses. Each percentage is based upon the actual base salary earned in 2016. Base salary is reported in the "Salary" column and the cash incentive payment earned is reported in the "Non-Equity Incentive Plan Compensation" column, in each case for 2016, in the "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement.

(3)   No restricted common shares or other equity-based incentives were awarded to the NEOs for 2015 performance.

(4) Amounts in this column reflect the percentage of 2016 base salary represented by awards of restricted common shares (valued using The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date) which were granted in 2017 for 2016 performance. Base salary is reported in the "Salary" column for 2016 in the "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement. The restricted common share awards will be reported in the "stock awards" column for 2017 in the "**SUMMARY COMPENSATION TABLE FOR 2017**" in the Proxy Statement for the 2018 Annual Meeting of Shareholders.

(5) Mr. Rogers' compensation package included receiving at least a target cash incentive payout of 35% for 2016 performance. Standalone 2016 performance would have resulted in a cash incentive payment totaling 32.8% of base salary.

(6) Ms. Stevens became Executive Vice President and Chief Credit Officer of Peoples on June 17, 2016.

Pay for Performance - Our Key Compensation Decisions

Because we believe in tying compensation to performance, the Compensation Committee made the following decisions regarding the NEOs' compensation as a result of the performance results for 2016, performance relative to our peers and to our goals, and the level of achievement of both annual and long-term goals described below. Additionally, the Compensation Committee considered Peoples' objectives in attracting, rewarding and retaining talent within the organization and providing incentives to the NEOs to provide leadership in the execution of Peoples' strategic plan.

- Chief Executive Officer Compensation: Based upon the Compensation Committee's review of corporate and individual performance, Mr. Sulerzyski's base salary was increased from $500,000 to $515,000 for 2017. For 2016 performance, Mr. Sulerzyski earned a cash incentive payment of $218,982 (43.8% of his 2016 base salary) and 6,107 restricted common shares under the equity-based long-term incentive plan. The restricted common shares were granted to Mr. Sulerzyski on February 13, 2017, and are subject to both time-based and performance-based vesting in that they will vest on the third anniversary of the grant date, provided that Peoples has maintained a well capitalized status and had positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, then the number of common shares as to which restrictions will lapse at the end of the cliff-vesting period will be reduced by one-third. The grant date fair value of this grant was $197,989 (39.6% of 2016 base salary), based on the closing price of Peoples' common shares on the grant date. Each of these awards was determined based on corporate and individual achievement of the threshold level or above in the performance goals set by the Compensation Committee and the full Board.

NEO	2017 Base Salary ($)	2016 Base Salary ($)	2016 Cash Incentive ($)	2016 Long-Term Incentive Payout in 2017 for 2016 Performance ($)	2016 Total Direct Compensation ($)	2015 Base Salary ($)	2015 Cash Incentive ($)	2015 Long-Term Incentive Payout in 2016 for 2015 Performance ($)	2015 Total Direct Compensation ($)
Charles W. Sulerzyski	$515,000	$500,000	$218,982	$197,989	$916,971	$500,000	—	—	$500,000

- Other NEO Compensation: Compensation decisions for the other NEOs are summarized in the table below. Based on the Compensation Committee's review of corporate and individual performance, Mr. Rogers' salary was increased from $300,000 to $305,000, Ms. Schneeberger's salary was increased from $233,000 to $250,000, and Ms. Stevens' salary was increased from $200,000 to $215,000 for 2017. Cash incentive awards were based on achievement of corporate and individual goals at varying levels from threshold, to target, to maximum. Restricted common shares were granted to each NEO on February 13, 2017, and are subject to both time-based and performance-based vesting in that they will vest on the third anniversary of the grant date, provided that Peoples has maintained a well capitalized status and had positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, the number of common shares as to which restrictions will lapse at the end of the cliff-vesting period will be reduced by one-third.

- Mr. Rogers was paid a cash bonus of $50,000 on January 15, 2016. The cash bonus was part of Mr. Rogers' compensation package approved by the Compensation Committee in 2015 when he joined Peoples, and was contingent on Mr. Rogers remaining employed by Peoples on January 15, 2016.

- In recognition of her accomplishments in 2016 with respect to operational soundness and execution of Peoples' strategy related to credit and the revamp of our commercial loan process, the Compensation Committee approved a one-time discretionary cash payment of $13,053 to Ms. Stevens. Additionally, the Compensation Committee approved a one-time discretionary cash payment of $22,518 to Ms. Schneeberger in recognition of her efforts in leading the successful conversion of Peoples' core banking system. These discretionary payments are included in the 2016 "Cash Incentive" column in the table below and are noted in the "Bonus" column of the "**SUMMARY COMPENSATION TABLE FOR 2016**" found on page 45.

	2017	2016				2015			
NEO	Base Salary ($)	Base Salary ($)	Cash Incentive and Bonus ($)	Long-Term Incentive Payout in 2017 for 2016 Performance ($)	Total Direct Compensation ($)	Base Salary ($)	Cash Incentive and Bonus ($)	Long-Term Incentive Payout in 2016 for 2015 Performance ($)	Total Direct Compensation ($)
John C. Rogers	$305,000	$300,000	$155,000 (1)	$55,114	$510,114	$300,000	—	—	$300,000
Daniel K. McGill	$250,000	$250,000	$86,000	$55,114	$391,114	$250,000	—	—	$250,000
Robyn A. Stevens (2)	$215,000	$168,231	$60,000 (3)	$55,114	$283,345	—	—	—	—
Carol A. Schneeberger	$250,000	$233,000	$105,000 (4)	$55,114	$393,114	$233,000	—	—	$233,000

(1) Mr. Rogers was paid a cash bonus of $50,000 on January 15, 2016. The cash bonus was part of his compensation package approved by the Compensation Committee in 2015 when he joined Peoples, and was contingent on Mr. Rogers remaining employed by Peoples on January 15, 2016. Mr. Rogers' compensation package also included receiving at least a target cash incentive payout of $105,000 for 2016 performance.

(2) Ms. Stevens did not become an executive officer of Peoples until June 17, 2016. Therefore, the compensation she received for 2015 is not shown in the above table.

(3) Includes discretionary cash bonus of $13,053.

(4) Includes discretionary cash bonus of $22,518.

- Advisory Vote of Shareholders: The Compensation Committee reviewed and considered the non-binding advisory vote of shareholders (which approved the compensation of Peoples' NEOs for the 2015 fiscal year as disclosed in the Proxy Statement for the 2016 Annual Meeting of Shareholders) and focused on continuing to design executive compensation programs intended to meet the best interests of Peoples' shareholders. The result of the advisory vote in 2016 was 11,607,153 common shares voting in favor of the advisory resolution to approve the NEO compensation for 2015, an approval rate of 96% of the common shares voted, including abstentions.

The discussion and analysis which follows is intended to provide shareholders with information about the results upon which the Compensation Committee relied in making compensation decisions relative to 2016 performance. The Compensation Committee believes that its actions were consistent with Peoples' compensation philosophy and objectives, demonstrating that Peoples' NEOs continue to be incentivized to achieve results in the best interests of our shareholders. The Compensation Committee has determined that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of its shareholders, or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. See the discussion of the Compensation Committee's review in the section captioned "**COMPENSATION COMMITTEE REPORT - Discussion of Risk Review and Assessment**", beginning on page 43 of this Proxy Statement.

Compensation Philosophy and Objectives

The overall philosophy for Peoples is to provide a compensation program which balances market, shareholder and regulatory considerations. In designing our compensation plans, we take into account both the absolute performance of Peoples, as well as relative improvement in the performance of Peoples during any given time period. The current incentive compensation awards are focused on both short-term and long-term goal achievement by Peoples through the use of cash and equity-based compensation in combinations that are driven by both annual and long-term goals and objectives for Peoples and the individual NEOs.

The goal of the compensation program for Peoples' NEOs is the same as our goal in the operation of Peoples' business: to create long-term value for our shareholders. In an effort to achieve this goal, we have designed and implemented a compensation program for the NEOs that:

- rewards them for sustained positive financial and operating performance and leadership excellence;

- aligns their interests with those of our shareholders;

- attracts qualified talent; and

- encourages strong performers to remain with Peoples for long and productive careers.

The elements of our compensation program consist of base salary, cash and equity-based incentive compensation, retirement and other benefits, and perquisites and other personal benefits. We combine the compensation elements for each NEO in a manner we believe optimizes the NEO's contribution to Peoples and our shareholders, motivates the NEO to attain the business goals set by Peoples, and rewards the NEO for attaining such goals without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

While the Compensation Committee oversees the compensation of all officers and employees, a primary focus of the Compensation Committee is the compensation for Peoples' executive officers and other senior officers. The intent is to reward all employees for continuous improvement, and identification and implementation of best practices and, specifically, to set up compensation plans for executive officers and senior officers to reward those employees for enhancing shareholder value through profitable revenue growth and responsible risk management. The compensation philosophy established by the Compensation Committee covers the direct forms of compensation and serves as a tool that the full Board and management use to ensure the compensation programs developed are both competitive with respect to officer compensation and reasonable within the marketplace.

- Base Salary: Base salaries for our executive officers are benchmarked at the median of those of similarly-situated officers serving with members of Peoples' Peer Group (as defined on page 34). Based upon individual circumstances, actual base salary levels may be higher or lower than this "market median." For the purposes of the annual incentive program, and as used herein, "base salary" is defined as the base salary compensation paid during the calendar year.

- Total Cash Compensation: Total cash compensation represents base salary plus any cash incentive payout received for annual performance. The long-term objective is for total cash compensation for our executive officers to be consistent with the market median of that received by similarly-situated officers serving with members of Peoples' Peer Group for achieving target performance. Likewise, the objective is for compensation for our executive officers to be at or above the 75th percentile of that received by such similarly-situated officers for achieving performance at the 75th percentile of the Peer Group.

- Total Direct Compensation: Total direct compensation is comprised of total cash compensation plus the grant date fair value of equity-based awards. The objective is to grant equity-based awards only after performance goals for a fiscal year have been attained. Equity-based awards are granted with a three-year vesting period, which enhances employee retention and reduces the sensitivity to short-term performance. Additionally, vesting of the restricted common shares granted under the program requires that Peoples meets performance criteria for each of the fiscal years comprising the vesting period. Beginning with equity-based awards granted in 2015 for 2014 performance, equity awards have been subject to three-year "cliff-vesting." In the event the performance criteria are not met in a given year, the common shares as to which restrictions will lapse at the end of the cliff-vesting period are reduced by one-third. Prior to 2015, equity-based awards had been granted with a three-year pro-rata vesting schedule based upon the achievement of a performance trigger in the year immediately preceding a vesting date. The long-term goal for total direct compensation is that the total direct compensation ranking for each NEO, compared to the total direct compensation of the similarly-situated officers serving with members of Peoples' Peer Group, will reflect a percentile similar to that resulting when Peoples' performance, as measured by return on average stockholders' equity, return on average assets, and other common measures used by the financial services industry, and especially community banks, is compared to that of the members of Peoples' Peer Group. For example, if target performance is achieved at both the individual and the corporate level, it is expected that each executive officer's total direct compensation will approximate the market median of similarly-situated officers serving with members of Peoples' Peer Group and that Peoples' performance under the relevant measures will generally align with the median performance of members of the Peer Group.

No specific formula is used to determine the allocation between performance-based compensation, which includes annual cash incentives and long-term equity-based incentives, and fixed compensation in the form of base salaries. However, the portion of the total direct compensation that could have been earned in the form of cash and equity-based incentives at target levels of performance emphasizes Peoples' focus on pay-for-performance during 2016. At 2016 target levels of performance, 49.5% of Mr. Sulerzyski's total direct compensation, and 37.5% of the other NEOs' total direct compensation, would have been in the form of performance-based compensation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions related to the NEOs of Peoples and recommends to the full Board any equity-based award grants for the non-employee directors. Annually, the President and CEO of Peoples reviews the performance of each NEO (excluding his own) by comparing the results attained to Compensation Committee-approved goals, as well as the overall performance of Peoples as compared to Board-approved corporate performance goals. Both corporate and individual goals are defined for threshold, target and maximum levels of performance. This data forms the basis for the recommendations of the President and CEO to the Compensation Committee with respect to the compensation of the other NEOs, including base salary adjustments, and payout percentages (relative to base salary) for the annual cash incentive payments and equity-based incentive awards. The Compensation Committee considers the President and CEO's recommendations and uses the Compensation Committee's own discretion in making the final compensation decisions with respect to the NEOs, which may differ from the recommendations of the President and CEO.

Setting Executive Compensation

The Compensation Committee has the sole authority to engage the services of any compensation consultant or advisor. The Compensation Committee from time to time engages the services of an independent compensation and benefits consultant in order to ensure that Peoples provides total direct compensation that is performance-based, consistent with its philosophy and competitive with its stated Peer Group (as defined on page 34), its geographic peers and the financial services industry in general. In 2016, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance") to serve in this role. Pay Governance provided market intelligence on industry compensation trends along with views on specific compensation programs. In addition, from time to time and on a limited basis, Pay Governance provided comparative market compensation data information to Peoples. The amount paid for the consulting services was nominal. Pay Governance's lead consultant reports directly to the Chair of the Compensation Committee, who authorizes Pay Governance's work. Pay Governance's lead consultant also interacts with senior leadership of Peoples as needed to complete the work requested by the Compensation Committee. All work completed by Pay Governance was reported to the Compensation Committee. Communications between the Compensation Committee and the compensation consultant may occur through (i) direct conversations between the Chair of the Compensation Committee and the consultant, (ii) communications between the President and CEO, the Chief Administrative Officer and/or the Secretary of the Compensation Committee and the consultant, or (iii) participation by the consultant in Compensation Committee meetings, including executive sessions with only directors present.

During 2016, Pay Governance provided information regarding market trends for incentive plan design and executive compensation. At the request of the Compensation Committee, Pay Governance performed a comprehensive evaluation of Peoples' executive compensation program. Pay Governance also reviewed and analyzed Peoples' director compensation program and advised the Compensation Committee on the decision to move from paying directors in the form of per meeting fees to paying directors in the form of annual retainers and to paying directors 60% in cash and 40% in common shares. Pay Governance also provided advice and guidance to the Compensation Committee about the impact of regulatory limitations and legislative requirements on the compensation, benefits and goal-setting process for the NEOs and Peoples' compensation plans for all other employees.

The Compensation Committee determined that the work of Pay Governance in 2016 did not raise any conflict of interest. Additionally, the Compensation Committee determined that Pay Governance was independent of management after considering several factors, including (1) whether the firm provided any other services to Peoples; (2) the amount of fees received from Peoples by the firm as a percentage of the firm's total revenue; (3) the firm's policies and procedures that are designed to prevent conflicts of interest; (4) any business or personal relationship of the individual compensation consultants providing services to Peoples with a member of the Compensation Committee; (5) the number of Peoples common shares owned by the individual compensation consultants providing services to Peoples; and (6) any business or personal relationships between the executive officers of Peoples and the firm or the individual compensation consultants providing services to Peoples.

After consultation with Pay Governance, the Compensation Committee chose the following Peer Group in December 2015 for executive compensation comparison and performance benchmarking. The Peer Group is comprised of 24 publicly-traded financial services holding companies with total asset sizes ranging from $1.8 billion to $8.7 billion. Asset sizes are provided based on public information available as of September 30, 2016. The members of this Peer Group are headquartered in Indiana, Kentucky, western New York, Ohio, western Pennsylvania and West Virginia and serve markets and/or geographic areas similar to those of Peoples. Financial and operating data were reviewed by the Compensation Committee to ensure that the companies in the Peer Group have similar performance characteristics to those of Peoples. Pay Governance reviewed the Peer Group and indicated that the companies were appropriate for 2016 comparison purposes based upon the demographic and performance filters used by the Compensation Committee to make its peer group selection, particularly the size and location of each institution in the Peer Group. The institutions in the Peer Group have total assets between one-half to two and one-half times the total asset size of Peoples. Peoples' total asset size is at approximately the median point of the Peer Group.

Peer Group Member	Location	Total Assets ($ Billions)	Ticker Symbol
Community Bank System, Inc.	DeWitt, NY	$8.7	CBU
First Financial Bancorp.	Cincinnati, OH	$8.4	FFBC
Park National Corporation	Newark, OH	$7.4	PRK
First Merchants Corporation	Muncie, IN	$7.0	FRME
First Commonwealth Financial Corporation	Indiana, PA	$6.7	FCF
S&T Bancorp, Inc.	Indiana, PA	$6.7	STBA
Tompkins Financial Corporation	Ithaca, NY	$6.1	TMP
1st Source Corporation	South Bend, IN	$5.4	SRCE
Republic Bancorp, Inc.	Louisville, KY	$4.8	RBCAA
Lakeland Financial Corporation	Warsaw, IN	$4.2	LKFN
MainSource Financial Group, Inc.	Greensburg, IN	$4.0	MSFG
Community Trust Bancorp, Inc.	Pikeville, KY	$3.9	CTBI
City Holding Company	Cross Lanes, WV	$3.9	CHCO
Financial Institutions, Inc.	Warsaw, NY	$3.7	FISI
TriState Capital Holdings, Inc.	Pittsburgh, PA	$3.7	TSC
Horizon Bancorp	Michigan City, IN	$3.3	HBNC
First Financial Corporation	Terre Haute, IN	$3.0	THFF
German American Bancorp, Inc.	Jasper, IN	$3.0	GABC
Stock Yards Bancorp, Inc.	Louisville, KY	$2.9	SYBT
CNB Financial Corporation	Clearfield, PA	$2.3	CCNE
First Defiance Financial Corp.	Defiance, OH	$2.5	FDEF
United Community Financial Corp.	Youngstown, OH	$2.2	UCFC
Farmers National Banc Corp.	Canfield, OH	$2.0	FMNB
Farmers Capital Bank Corporation	Frankfort, KY	$1.8	FFKT

This 24-member group is referred to in this discussion and analysis as the "Peer Group." The Compensation Committee used the Peer Group data to analyze the overall competitiveness of the compensation of Peoples' NEOs in 2016 in light of our compensation philosophy and objectives by comparing (i) the relative ranking of each NEO's base salary and total direct compensation to the base salary and total direct compensation for similarly-situated officers serving members of the Peer Group for threshold, target and maximum levels of performance, and (ii) the level of performance achieved by Peoples compared to members of the Peer Group as defined by standard performance measures used by the financial services industry.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of Peoples' compensation arrangements for 2016, including the compensation arrangements of Peoples' executive officers, with Peoples' senior risk officer. This review included the mix of base salary and performance-based incentive compensation, and the performance goals required to be attained for threshold, target and maximum levels of cash and equity-based incentive payments, along with the corresponding payout potentials. The Compensation Committee has determined that these arrangements did not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would materially threaten the value of Peoples or the investment of its shareholders.

2016 Executive Compensation Components

For 2016, the principal components of compensation for the NEOs were:

- Base salary;

- Annual cash incentive compensation;

- Long-term equity-based incentive compensation;

- Retirement and other benefits; and

- Perquisites and other personal benefits.

Base Salary

The Compensation Committee believes that base salaries for the NEOs should be competitive with the median of the base salaries of similarly-situated executive officers of members of the Peer Group. Depending on individual experience, job performance and competitive market requirements, the actual base salary for a particular NEO may be higher or lower than the median base salary for the similarly-situated Peer Group executive officer (but still typically in the range of the 40th to 60th percentile of the Peer Group). Potential individual NEO base salary increases are reviewed annually by the Compensation Committee and are based on (i) the NEO's overall contribution to Peoples' performance, (ii) the NEO's attainment of specific individual business objectives during the preceding year, and (iii) adjustments, if any occur, in the overall responsibilities of the individual.

As noted previously in the "Executive Summary of 2016 Fiscal Year Performance and Compensation", based on Peoples' 2016 financial performance and Peoples' compensation philosophy and objective of rewarding NEOs for enhancing shareholder value and meeting Peoples' strategic objectives through their individual contributions, the Compensation Committee chose to adjust the base salaries of Mr. Sulerzyski, Mr. Rogers, Ms. Stevens and Ms. Schneeberger for 2017. As a result, the Compensation Committee approved the following increased base salaries, effective January 1, 2017: Mr. Sulerzyski - $515,000; Mr. Rogers - $305,000; Ms. Stevens - $215,000; and Ms. Schneeberger - $250,000. Mr. McGill's base salary will remain the same in 2017 as in 2016, as a result of his announced retirement date of March 31, 2017.

Cash and Equity-Based Incentive Program

NEOs are eligible to earn additional compensation under the incentive program. The incentive program was developed to reward performance by providing awards which increase as a percentage of base salary for relatively higher levels of performance and, conversely, by not paying incentives if the absolute minimum performance goals are not met. The incentive program is designed to motivate and reward the NEOs for their contributions to business goals that the Compensation Committee believes drive earnings and create shareholder value without encouraging unnecessary and excessive risk-taking.

2016 Incentive Program Design

The 2016 incentive program design was comprised of the annual incentive awards and the long-term incentive program. The annual incentive awards provides for cash awards calculated based upon corporate and individual performance using the annual incentive payout percentages assigned to each participant's incentive tier. In order to participate in the incentive program for a given fiscal year, the NEO must have been employed by Peoples as of July 1st of the fiscal year and must also be employed by Peoples on the date of the award, which occurs in February or March of the year following the fiscal year being measured.

On January 28, 2016, the Compensation Committee approved the discretionary, or individual, goals for Peoples' NEOs, other than Ms. Stevens, and on the same date, the full Board established the 2016 corporate incentive performance goals. Ms. Stevens did not become an executive officer of Peoples until June 17, 2016. On July 27, 2016, the Compensation Committee approved the discretionary, or individual, goals for Ms. Stevens. The Board adopted a scorecard approach with three corporate performance components: (1) Return on Average Assets; (2) Efficiency Ratio; and (3) Diluted Earnings Per Common Share. The Board set the corporate performance goals for 2016, as shown in the table below, along with the weighting for each component applicable to each of the NEOs except for Mr. McGill, whose weightings were different as noted below. Our corporate performance results for 2016 are also shown, indicating that we achieved between threshold and target levels of performance for each of the three corporative objectives. Actual corporate results expressed as an overall percentage of the target level of achievement were 83% for 2016 compared to 15% for 2015. With respect to the 2016 incentive program, the corporate incentive goals for Mr. McGill were weighted at 50%, with line of business goals weighted at 25% and individual performance goals weighted at 25%. The other NEO participants' corporate incentive goals were weighted at 70% and their individual performance goals were weighted at 30%.

	Weighting for Mr. McGill	Weighting for Other NEOs	Threshold	Target	Maximum	2016 Results
Return on Average Assets	12.5%	17.5%	0.77%	0.96%	1.15%	0.94%
Efficiency Ratio	12.5%	17.5%	65.83%	64.70%	63.57%	65.13%
Diluted Earnings Per Common Share	25.0%	35.0%	$1.41	$1.76	$2.11	$1.69 (1)
Commercial Line of Business Goals	25.0%	—	—	—	—	Various
Discretionary (Individual Performance)	25.0%	30.0%	—	—	—	Varies by NEO

(1) Adjusted for the impact of common share repurchases by Peoples in 2016 for purposes of the performance goal. Actual Diluted Earnings Per Common Share was $1.71.

The individual performance measure is unique to each NEO and consists of quantitative and qualitative measures. Specific individual objectives for 2016 were approved for each NEO, other than Ms. Stevens, by the Compensation Committee on January 28, 2016, and, for Ms. Stevens, on July 27, 2016. The individual objectives were designed to complement Peoples' corporate goals and strategic plan for 2016, particularly the Board's goals related to overall growth of Peoples. The individual objectives were both quantitative in nature, such as achieving sales and revenue goals and cost containment, and qualitative in nature, such as the development, management and retention of key staff, and the assessment and development of quality products and services. These objectives are designed to grow core earnings while managing risk, which will, in turn, promote the long-term interests of Peoples' shareholders. In addition, goals tied to the attainment of the long-term strategic plan were included in each NEO's individual performance measure with respect to the long-term portion of the incentive program. The Compensation Committee believes that these goals properly incentivized the NEOs to implement and attain the long-term strategic objectives of Peoples, including overall growth and high performance in the key metrics noted in the table above. The Compensation Committee set an absolute minimum level of corporate performance for NEOs to potentially receive annual cash incentives and long-term equity-based incentives for 2016. The absolute minimum level of corporate performance was defined as both a minimum level of earnings available to common shareholders of $1.00 per common share and a percentage of nonperforming assets to total assets of 2% or less as of the end of the fiscal year. As noted above, we achieved this absolute minimum level in 2016.

As noted above, Mr. McGill was assigned line of business goals for commercial banking. These goals consisted of quantitative measures related to commercial business performance, such as net income for commercial banking, commercial portfolio loan growth, and commercial portfolio asset quality. The commercial banking line of business achieved results at or above performance targets in all but one of the categories measured in 2016.

Annual individual performance goals were established for each NEO, the nature of which differed depending upon the NEO's job responsibilities. The individual performance measure was unique to each NEO and consisted of quantitative and qualitative measures such as: (i) for Mr. Sulerzyski, setting, refining and executing the strategic direction of Peoples; hiring and developing the senior management team; promoting Peoples externally to shareholders, stock analysts and potential acquisition targets; and executing Peoples' strategic plan, balancing acquisitions and organic growth; (ii) for Mr. Rogers, implementing new budget and forecasting solutions and developing robust financial reporting; executing Peoples' strategic plan, balancing acquisitions and organic growth; and strengthening communications among executive management, directors and investors regarding financial performance and future risks and opportunities of Peoples; (iii) for Mr. McGill, expanding the commercial banking personnel in Cleveland and Columbus to take advantage of market opportunities; mentoring and developing talent at all levels within Peoples; and continuing to build the relationship review process for large client retention efforts; (iv) for Ms. Stevens, improving service quality and productivity for the commercial underwriting group; continuing to build and refine Peoples' credit culture; and reducing commercial portfolio criticized assets; and (v) for Ms. Schneeberger, driving an appropriate compliance and risk management culture; leading the core banking system conversion; and developing improved project management processes.

The goals assigned to the NEOs were intended to reflect positive results for shareholders while ensuring that the compensation arrangement did not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. Measurement of these goals was objective and/or subjective in nature, depending upon the nature of the respective goal. Payout percentages (expressed as a percentage of base salary) for various levels of performance are reviewed by the Compensation Committee on an annual basis.

2016 Annual Incentive (Cash)

There are three levels of payout potential for cash incentive awards based upon annual performance: threshold, target and maximum. The payout potentials for 2016, expressed as a percent of base salary, were as follows:

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	12.5%	50.0%	75.0%
Other Executive Officers	8.8%	35.0%	52.5%

The Compensation Committee retained the right to exercise discretion to increase or reduce the size of the payout of annual cash incentives. Incentive awards are paid after the results of the corporate performance goals have been determined. No annual cash incentive payments are earned by the NEOs if the absolute minimum level of corporate performance is not achieved.

In addition to the annual cash-based incentives, the Compensation Committee has in the past, and may in the future, award cash-based discretionary bonuses. The Compensation Committee awarded a discretionary one-time cash payment of $22,518 to Ms. Schneeberger in recognition of her efforts in leading the successful conversion of Peoples' core banking system in 2016. The Compensation Committee also awarded a discretionary one-time cash payment of $13,053 to Ms. Stevens in recognition of her accomplishments in 2016 with respect to operational soundness and the execution of Peoples' strategy related to credit and the revamp of our commercial loan process.

2016 Long-Term Incentive (Equity)

The long-term incentive program draws from a pool for equity-based awards in the form of restricted common shares created by using corporate results and applying the long-term incentive payout percentages for each participant as described below. The pool of restricted common shares is then distributed among participants by the Compensation Committee based upon corporate and individual results. No equity-based incentives are awarded to NEOs if the absolute minimum level of corporate performance is not achieved. The restricted common shares awarded cannot exceed those in the pool as created by the corporate results and payout percentages. Restricted common shares from the pool are awarded to each participant based on the Compensation Committee's subjective determination of the participant's contribution to Peoples' future success and attainment of Peoples' strategic plan. In making its decisions, the Compensation Committee also considers management's recommendations.

The pool is created based upon the level of achievement of corporate goals which determines the percentage applied to the aggregate individual base salaries. These corporate goals are the same as those used in determining the annual cash incentive payments. This places an increased emphasis on achieving those objectives, which the Compensation Committee believes will create long-term shareholder value. Threshold, target and maximum payout potentials are used to create the pool and are determined annually by the Compensation Committee. The Compensation Committee, with the assistance of management, then determines actual restricted common share grants based on the criteria described below. The pool creation potentials for the 2016 long-term incentive program were as follows.

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	10.0%	48.0%	72.0%
Other Executive Officers	6.3%	25.0%	37.5%

Equity-based awards, if earned, are granted with a fair value based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the date of the grant. The Compensation Committee approves equity-based grants to the NEOs and other officers. The annual equity-based awards are typically reviewed and approved at the Compensation Committee's regular February meeting. The grant date for the annual equity-based awards is the date of the Compensation Committee meeting at which they are approved. In certain cases, the Compensation Committee approves the use of equity-based grants to new hires or current NEOs as an incentive to attract or to retain executive officers or other senior management. In the event of equity-based grants for new hires, the date of grant is typically the first business day of the month following the new employee's date of hire. Peoples has no intention, plan or practice to select annual grant dates for equity-based awards in coordination with the release of material, non-public information, or to time the release of such information because of award dates.

The following table shows the corporate, line of business and individual performance weightings, as well as the annual cash incentive earned, and restricted common shares granted, under the 2016 incentive program for the NEOs.

37

NEO	Corporate Weighting	Line of Business Weighting	Individual Performance Weighting	2016 Annual Incentive Payout (%)	2016 Annual Incentive - Cash Incentive Earned ($)	2016 Long-Term Incentive Payout (%)	2016 Long-Term Incentive - Total Restricted Common Shares Granted (#)
Charles W. Sulerzyski	70.0%	—	30.0%	43.8%	$218,982	39.6%	6,107
John C. Rogers (1)	70.0%	—	30.0%	35.0%	$105,000	18.4%	1,700
Daniel K. McGill	50.0%	25.0%	25.0%	34.4%	$86,000	22.0%	1,700
Robyn A. Stevens	70.0%	—	30.0%	27.9%	$46,947	32.8%	1,700
Carol A. Schneeberger	70.0%	—	30.0%	35.4%	$82,482	23.7%	1,700

(1) Mr. Rogers was paid a cash incentive of $105,000 for 2016 performance pursuant to the terms of his compensation package approved by the Compensation Committee in 2015 when he joined Peoples, which provided that he would receive at least a target cash incentive payout of 35% for 2016 performance.

The 2016 long-term incentive program requires each NEO to remain employed by Peoples for the full vesting period of the restricted common shares granted, subject to the vesting requirements specific to retirement from Peoples. This arrangement provides a valuable retention tool for the NEOs. Additionally, vesting of the restricted common shares granted under the program requires that Peoples meets the performance criteria of maintaining a well capitalized status and reporting positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, the restricted common shares as to which restrictions will lapse at the end of the cliff-vesting period will be reduced by one-third. Dividends which would otherwise be received during the restriction period are accrued and paid to the recipient in the same proportion and at the same time that the underlying restricted common shares vest, if at all.

2017 Incentive Program Design

On December 15, 2016 and January 26, 2017, the Compensation Committee approved discretionary, or individual, goals for Peoples' NEOs, concurrent with the Board's establishment of the 2017 corporate incentive performance goals. The 2017 goals and their respective weightings for each of the NEOs, with the exception of Mr. McGill, are as follows:

Return on Average Assets	17.5%
Efficiency Ratio	17.5%
Diluted Earnings Per Common Share	35.0%
Discretionary Individual Performance	30.0%

Mr. McGill has announced that he intends to retire from his position as Executive Vice President and Chief Commercial Banking Officer of Peoples effective March 31, 2017. As a result, he is not participating in the 2017 incentive program.

The payout potentials for threshold, target and maximum levels of performance for NEOs to earn cash and equity-based incentive compensation for 2017 performance remain the same as they were for 2016 performance.

Retirement and Other Benefits

The NEOs participate in certain benefit programs available to all other employees of Peoples, subject to the same eligibility requirements that apply to all employees, including: (i) the Peoples Bancorp Inc. Retirement Plan and Trust (the "Retirement Plan"); (ii) the Peoples Bancorp Inc. Retirement Savings Plan ("Peoples' 401(k) Plan"); (iii) the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan (the "NQDC Plan"), (iv) the Peoples Bancorp Group Term Life Insurance Plan; (v) the medical and dental insurance plans provided by Peoples; (vi) the Peoples Bancorp Inc. Employee Stock Purchase Plan (the "ESPP"); and (vii) split-dollar bank owned life insurance.

Retirement Plan

The Retirement Plan has a different benefit calculation for those individuals employed by Peoples before January 1, 2003, and those employed by Peoples on or after January 1, 2003 but before January 1, 2010. On December 17, 2009, the full Board closed the Retirement Plan to new entrants hired on or after January 1, 2010. Ms. Schneeberger and Ms. Stevens were employed by Peoples prior to January 1, 2003; whereas, Mr. McGill was employed by Peoples after January 1, 2003, but before

January 1, 2010. Messrs. Sulerzyski and Rogers, were employed by Peoples after January 1, 2010, and do not participate in the Retirement Plan.

On January 27, 2011, the Compensation Committee amended the Retirement Plan so that benefit accruals ceased as of March 1, 2011. For purposes of vesting and benefit eligibility, service continues to be credited in accordance with the terms of the Retirement Plan.

Compensation used to calculate the amount of pension benefit payable under the Retirement Plan includes base salary, incentive pay, overtime pay, bonuses and any pre-tax savings under the Peoples' 401(k) Plan, as well as Peoples' Internal Revenue Code Section 125 cafeteria plan (collectively, "annual compensation"). Benefit distribution options are identical for both groups of participants as is the vesting requirement in order to be eligible for a pension benefit under the Retirement Plan.

For those participants employed by Peoples before January 1, 2003, normal retirement occurs at age 65. The pension benefit for normal retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the participant's average compensation over his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) is then multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date.

For those participants employed by Peoples before January 1, 2003, early retirement could occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for early retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the NEO's average compensation over his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) is then multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date, and reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

Participants earned no further accruals after March 1, 2011. For both normal retirement and early retirement purposes, each component of the benefit formula, including average compensation, Social Security-covered compensation, years of service earned to date and years of service projected to normal retirement date, was calculated as of March 1, 2011 and frozen as of that date.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, normal retirement occurs at age 65. The pension benefit for these normal retirees is calculated as follows:

(a) The Cash Balance Account (as such term is defined in the Retirement Plan) at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the participant's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year.

(d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, early retirement could occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for these early retirees is calculated as follows:

      (a) The Cash Balance Account at the end of the prior plan year, plus

      (b) Interest to the earlier of the end of the prior plan year or the end of the month containing the participant's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

      (c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year.

      (d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

      (e) The benefit is reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

For both normal retirement and early retirement purposes, no compensation-related credits were added to any participant's account balance after March 1, 2011. However, interest credits, as described above, will continue to be added to a participant's account balance at the end of each plan year until the year in which the participant terminates employment with Peoples.

None of the NEOs participated in multiple defined benefit retirement plans. Under the terms of the Retirement Plan, participants are not granted extra years of credited service.

Peoples' 401(k) Plan

The NEOs are also eligible to participate in Peoples' 401(k) Plan, on the same basis as other employees. In 2016, the "company match" under Peoples' 401(k) Plan was 100% of the first 3% of an employee's contribution, and 50% of the next 2% that the employee contributed, the sum of which was subject to a maximum match of 4% of eligible compensation.

Nonqualified Deferred Compensation Plan

On July 25, 2013, the Board approved the Peoples' NQDC Plan. On November 19, 2015, the Compensation Committee approved the NQDC Plan for continuation in 2016. Participation in the NQDC Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The NQDC Plan is offered for the purpose of providing a vehicle for the deferral of compensation in excess of statutory limits under the Peoples' 401(k) Plan for those participating in the NQDC Plan. Participants may elect to defer base salary, annual bonus and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that plan year unless otherwise permitted under the NQDC Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the investment selections made by the participant for the account. The Compensation Committee determines the deemed investments with which participants may direct that their bookkeeping accounts be credited.

Peoples may make discretionary contributions to participants, bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred under the NQDC Plan had been deferred under the Peoples' 401(k) Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under the Peoples' 401(k) Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed in a single lump-sum payment on the January 1 immediately following the participant's termination of employment; provided, however, that, at the time a participant makes an initial deferral election under the NQDC Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. Notwithstanding the foregoing, if a participant is a "specified employee" under Internal Revenue Code Section 409A, distributions from participant's bookkeeping account will be delayed until the first business day of the seventh month following the date of the participant's termination of employment. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death.

The 2016 eligibility criteria for the NQDC Plan required participants to have both a 2015 gross compensation of $200,000 or greater, and an officer title of Vice President or higher at Peoples or any of its affiliates. Mr. Sulerzyski, Mr. Rogers, Mr. McGill, Ms. Stevens and Ms. Schneeberger met these criteria in 2016. Mr. Sulerzyski, Mr. McGill, Ms. Schneeberger and Mr. Rogers elected to participate in the NQDC Plan during 2016.

Insurance Plans

The NEOs participate in the Peoples Bancorp Group Term Life Insurance Plan on the same basis as other employees. Peoples pays the premiums for all employees under this plan. If an employee dies, his or her beneficiary will be paid an amount equal to two times the employee's base salary at the time of death, up to a maximum amount of $600,000.

The NEOs are also eligible to participate in medical and dental insurance plans provided by Peoples on the same basis as other employees. The plans are contributory, and both the employees and Peoples pay for a portion of the cost of the health insurance premiums.

Employee Stock Purchase Plan

The NEOs are eligible to participate in the ESPP on the same basis as other employees. The ESPP is intended to comply with Sections 421 and 423 of the Internal Revenue Code. Employees are permitted to buy Peoples common shares through payroll deductions at a discount of up to 15% of the fair market value of the common shares on the last day of the applicable offering period. The Compensation Committee determines the establishment of any offering period and the dates on which any offering period will take place. The Compensation Committee established an offering period for each of the four calendar quarters in 2016. Each offering period was one calendar quarter in length. Mr. Sulerzyski, Mr. McGill and Ms. Schneeberger elected to participate in the ESPP throughout 2016.

Bank Owned Life Insurance

During 2016, the Board approved the purchase of split-dollar bank owned life insurance, and all of the NEOs were offered and accepted coverage under this benefit. Under the terms of the split-dollar agreement, each NEO receives a $50,000 life insurance benefit while employed by Peoples and a $25,000 life insurance benefit after retiring from Peoples at no cost to the NEO. As the owner of the policy, Peoples can elect to terminate this coverage at any time.

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the level of perquisites and other personal benefits provided to the NEOs. Consistent with Peoples' overall compensation program, the Compensation Committee believes the perquisites and other personal benefits provided to the NEOs are reasonable and necessary to attract and retain employees for key positions which, in turn, promote the long-term interests of our shareholders.

Peoples maintains an Executive Health Program, which provides an opportunity for each NEO to participate, on a voluntary basis, in a comprehensive medical screening annually at the expense of Peoples. The objective of the Executive Health Program is the early identification of potential health problems and the prompt, expert treatment of any medical problems detected, thereby mitigating the negative potential impact on Peoples' financial performance or current management succession plans. Some of the NEOs participate in a program under which Peoples offers a limited reimbursement for fitness club memberships. This program is available to all employees and is part of an overall wellness initiative at Peoples. In 2016, all of the NEOs participated in a wellness incentive program, available to all Peoples medical plan participants, which provided up to a one-time $1,250 payment to a Health Savings or Flexible Spending Account, depending upon individual compliance with the program's requirements, which include wellness-related activities.

Based on business need, on a case-by-case basis, the Compensation Committee has granted the use of a company-paid automobile and/or country club membership to certain NEOs to further business development on behalf of Peoples and our shareholders. Personal use of a company-paid automobile is reported as income to the NEO. Expenses relating to personal use of the country club amenities are either reimbursed to Peoples by the NEO or paid directly the NEO.

On a case-by-case basis, the Compensation Committee will approve the payment of or reimbursement to a NEO for moving expenses and temporary housing as part of the NEO's executive recruitment package.

Change in Control Agreements

We have entered into change in control agreements with Mr. Sulerzyski, Mr. Rogers, Mr. McGill, Ms. Stevens and Ms. Schneeberger. The change in control agreements are designed to motivate the NEOs to act in the best interests of shareholders and to promote stability and continuity of the services of the NEOs during a change in control. The change in control agreements are "double trigger" agreements that provide severance payments to an NEO only if Peoples or its successor terminates the NEO's employment without "cause" or the NEO terminates his or her employment with "good reason" after the change in control. A "double trigger" also applies to the restricted common shares awarded to the NEOs under our long-term incentive program if there is a change in control. The restricted common shares will immediately vest only if Peoples' successor refuses to assume the restricted common shares or substitute equivalent equity awards, or if Peoples' successor terminates the NEO's employment without "cause" or the NEO terminates his or her employment with "good reason" after the change in control.

The Compensation Committee chose the "double trigger" to forego extra costs to Peoples or its successor if an NEO continues in the same or a similar role after the change in control, while still motivating the NEO to act in the best interests of the shareholders by providing for the NEO even if he or she would not have the same or a similar role after the change in control. The change in control agreements do not provide for payments to be "grossed up" for excise taxes. Additional information regarding the definition of a change in control, the additional event(s) that must occur in order for an NEO to receive severance compensation following a change in control and potential payments under such agreements for the NEOs is provided under the section captioned "**OTHER POTENTIAL POST EMPLOYMENT PAYMENTS**" beginning on page 53.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits Peoples from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) and the four other most highly-compensated officers of Peoples, other than the chief financial officer, serving at the end of Peoples' fiscal year. The $1 million compensation deduction limitation does not apply to "performance-based compensation." Peoples does not have a policy that requires all compensation to its NEOs in a fiscal year to be tax deductible; however, the Compensation Committee attempts, to the extent practicable, to structure the equity-based awards under the long-term incentive program to qualify as performance-based compensation under Section 162(m). In addition, the Compensation Committee has determined to grant Mr. Sulerzyski performance units under the 2006 Plan with the same individual and corporate performance goals and weightings as well as the same levels of threshold, target and maximum payout potentials as would apply to him under the annual cash incentive program if he were a participant in order that any amount earned under the performance units based on the level of achievement of individual and corporate performance goals qualifies as "performance-based compensation" under Section 162(m).

While the Compensation Committee carefully considers the net cost and value to Peoples of maintaining the deductibility of all compensation, it also desires the flexibility to reward NEOs and other key employees in a manner that enhances Peoples' ability to attract and retain individuals, as well as to create longer term value for shareholders. Thus, income tax deductibility is only one of several factors the Compensation Committee considers in making decisions regarding Peoples' compensation program.

Non-Qualified Deferred Compensation

Section 409A of the Internal Revenue Code imposes additional taxes, interest and penalties on non-qualified deferred compensation arrangements that do not satisfy its requirements. Peoples believes that it is administering its non-qualified deferred compensation arrangements in accordance with the requirements of Section 409A and has amended its non-qualified deferred compensation arrangements, including the change in control arrangements with the NEOs, to comply with the final regulations issued under Section 409A of the Internal Revenue Code. We have not realized any material changes to our compensation program as a result of compliance with Section 409A.

Accounting for Equity-Based Compensation

Compensation costs for stock options, restricted common share awards and stock appreciation rights ("SARs"), if awarded, are measured at the fair value of these awards on their grant date. Compensation expense for time-vested awards is recognized over the required service period, generally the vesting period for stock options and SARs, and the restriction period for restricted common share awards. Compensation expense for time-vested awards granted to employees who are eligible for retirement is recognized through the date the employee is first eligible to retire or at the grant date, whichever is later. Compensation expense for performance-vested restricted common share awards is recognized over the performance period, once management believes it is probable the performance requirements will be met. Compensation expense for performance-vested restricted common share awards granted to employees who are eligible for retirement is recognized through the date the employee is first eligible to retire or at the grant date, whichever is later. For all awards, only the expense for the portion of the awards expected to vest is recognized.

Other Information

We have a stock holding requirement for the NEOs with respect to equity-based compensation awards granted after December 13, 2011. This stock holding requirement will remain in effect during the entire time the individuals are employed by Peoples. The holding requirement is based upon a percentage of the "net shares" held by an NEO following vesting or exercise of an equity-based compensation award. Such "net shares" represent the number of common shares an NEO owns after paying for taxes through the withholding of common shares in the case of restricted common shares, or if granted in the future, after paying for the exercise price and taxes through the withholding of common shares in the case of the exercise of stock options, SARs or other similar forms of equity-based awards. Each NEO is required to maintain ownership of 50% of such net shares through the term of his or her employment. Other than this stock holding requirement with respect to equity-based compensation awards, we have no equity or other security ownership requirements for NEOs.

Summary

The Compensation Committee believes that the best measure of whether the executive compensation program is achieving its intended goals is to look at the long-term performance of Peoples, as well as the relative changes in performance during any given time period. Peoples' NEOs received payouts under the incentive compensation program based upon the levels of corporate and individual performance achieved for 2016. In light of the results previously described in this "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**", the Compensation Committee believes Peoples' compensation program for its NEOs continues to be aligned with the interests of our shareholders. The incentive compensation program is a performance-based system that provides a balanced foundation for strong and effective leadership into the future and ensures alignment with long-term shareholder interests without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.


COMPENSATION COMMITTEE REPORT


The Compensation Committee has reviewed and discussed the disclosure included under the caption "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the full Board that the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" be included in this Proxy Statement and incorporated by reference into Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Discussion of Risk Review and Assessment

Peoples' Senior Vice President, Director of Risk Management has conducted an assessment of Peoples' 2016 compensation programs and has reviewed, evaluated and discussed the assessment and the compensation programs with the Compensation Committee. The most recent review and discussion with the Compensation Committee with respect to Peoples' 2016 compensation programs occurred on October 18, 2016, and covered the senior management and executive compensation plans in which the NEOs were eligible to participate. The review of these plans took into consideration: (i) products and services incented; (ii) the risk time horizon of those products and services; (iii) incentives paid as a percentage of total revenue; and (iv) incentives paid as a percentage of each participant's total compensation. Broad-based welfare and benefit plans that do not discriminate in scope, terms or operation in favor of NEOs were excluded from the review.

The Compensation Committee believes that Peoples' overall compensation practices for its NEOs, which include the following elements, limit the ability of these officers to benefit from taking unnecessary and excessive risks:

- Balance between base salary, and cash and equity-based incentive compensation opportunities;

- Maximum payouts which limit overall payout potential;

- Balance between short-term (cash) and long-term (equity-based) incentive compensation opportunities;

- Use of a balanced scorecard approach in setting performance goals with interacting, complementary incentive objectives that discourage emphasis on any single objective;

- Peoples' tone at the top and culture of ethically doing the right thing;

- Grants of only full value equity awards in respect of potential equity-based long-term incentive compensation; and

- Award of restricted common shares with a performance-based vesting requirement based upon the achievement of minimum company performance metrics.

In addition, the Compensation Committee believes there are controls around incentive programs for all employees that effectively discourage unnecessary and excessive risk-taking. All employee incentive programs allow for management discretion (or Compensation Committee discretion in the case of the incentive program in which NEOs are eligible to participate) to reduce or eliminate any award. The Compensation Committee reviews and approves all NEO compensation plans and award opportunities, and the full Board reviews and approves the corporate performance goals.

Most officers, including the NEOs, and employees serving Peoples in support roles, such as accounting, loan operations and deposit operations, participate in the incentive program. Approximately 50% of all of Peoples' employees participate in the incentive program. Annual cash incentives, as well as equity-based incentives under the incentive program, are payable only when specific pre-determined performance goals are met. All participants in the incentive program have some portion of both their annual cash and long-term equity-based incentive awards dependent on the selected corporate performance criteria. In addition, the potential incentives payable to senior officers having only compliance, risk, credit quality and internal control roles are tied to corporate goals under the incentive program with only a 25% weighting. The remainder of their potential incentives is determined based upon the level of achievement of individual goals tied to their specific job functions. The Compensation Committee ultimately approves all incentive compensation paid to the NEOs.

In addition to the incentive program, we have (i) compensation plans for producers, including insurance agents and financial advisors, which include variable pay components (commission based on the sales of products underwritten or offered by independent third parties); (ii) compensation plans for home loan originators which include variable cash compensation components tied to the origination of one-to-four family real estate loans, the majority of which are sold into the secondary market; and (iii) other miscellaneous individual plans which are informal agreements that allow certain employees to earn amounts of cash incentive compensation without encouraging the employees to take unnecessary or excessive risk because their roles inherently do not have the opportunity for excessive levels of risk, either individually or in the aggregate, and the incentive compensation potential is not a substantial part of their respective total compensation.

The Compensation Committee believes that the elements of the incentive program and the other compensation plans, alone and/or combined with the systems of controls in place, such as separation of the valuation, authorization and payment of incentive compensation, do not encourage unnecessary or excessive risk-taking and do not encourage the manipulation of reported earnings to enhance the compensation of any employee or group of employees.

Further, in light of the significant level of oversight and controls surrounding incentive programs, and the significant amounts that would be required to materially impact Peoples' reported earnings, the Compensation Committee believes that, upon evaluation of the incentive opportunities for employees, including the NEOs, any elements of the incentive program and other compensation and individual plans that have the potential to encourage the manipulation of reported earnings to enhance the compensation of any individual employee are appropriately mitigated.

Submitted by the Compensation Committee of the Board:
George W. Broughton (Chair), S. Craig Beam, David F. Dierker, Susan D. Rector and Terry T. Sweet.

SUMMARY COMPENSATION TABLE FOR 2016

The table below summarizes the total compensation for each of the NEOs for the fiscal years ended December 31, 2016, 2015, and 2014. We have not entered into any employment agreements with any of the NEOs.

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)	(f) Non-Equity Incentive Plan Compensation ($)(10)	(g) Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(11)	(h) All Other Compensation ($)(12)	(i) Total ($)
Charles W. Sulerzyski *President and Chief Executive Officer*	2016	$500,000	—	—	$218,982	—	$21,357	$740,339
	2015	$500,000	—	$303,669 (6)	—	—	$33,710	$837,379
	2014	$460,125	—	$238,619 (7)	$311,504	—	$29,069	$1,039,317
John C. Rogers *Executive Vice President, Chief Financial Officer and Treasurer*	2016	$300,000	$50,000 (2)	—	$105,000	—	$24,590	$479,590
	2015	26,136	—	191,805 (8)	—	—	$913	$218,854
	2014	—	—	—	—	—	—	—
Daniel K. McGill *Executive Vice President and Chief Commercial Banking Officer*	2016	$250,000	—	—	$86,000	$49	$10,659	$346,708
	2015	$250,000	—	$87,195 (6)	—	$29	$15,633	$352,857
	2014	$240,000	—	$62,005 (7)	$103,440	$27	$15,880	$421,352
Robyn A. Stevens (1) *Executive Vice President and Chief Credit Officer*	2016	$168,231	$13,053 (3)	$17,860 (9)	$46,947	$5,749	$6,977	$258,817
	2015	—	—	—	—	—	—	—
	2014	—	—	—	—	—	—	—
Carol A. Schneeberger *Executive Vice President and Chief Administrative Officer*	2016	$233,000	$22,518 (4)	—	$82,482	$47,192	$10,604	$395,796
	2015	$233,000	—	$92,157 (6)	—	—	$18,241	$343,398
	2014	$220,000	$25,000 (5)	$62,005 (7)	$98,120	$279,780	$13,356	$698,261

(1) Ms. Stevens became Executive Vice President and Chief Credit Officer of Peoples on June 17, 2016.

(2) Mr. Rogers was paid a $50,000 cash bonus on January 15, 2016, as part of his compensation package approved by the Compensation Committee in 2015. This amount is not included in 2015 since he had to be employed on January 15, 2016 to receive the payment.

(3) On February 24, 2017, Ms. Stevens was paid a one-time bonus, authorized by the Compensation Committee on February 13, 2017, in recognition of outstanding accomplishments in 2016 with respect to operational soundness and execution of Peoples' strategy related to credit and the revamp of our commercial loan processes.

(4) On February 24, 2017, Ms. Schneeberger was paid a one-time bonus, authorized by the Compensation Committee on February 17, 2017, in recognition of outstanding accomplishments in 2016 with respect to operational soundness and execution of Peoples' core system conversion.

(5) On February 25, 2015, Ms. Schneeberger was paid a one-time bonus, authorized by the Compensation Committee on January 23, 2015, in recognition for outstanding accomplishments in 2014 with respect to operational soundness and execution of Peoples' acquisition strategy.

(6) The amounts in column (e) for 2015 reflect the grant date fair value for awards of restricted common shares pursuant to the 2014 incentive program which were granted under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted common shares were granted. These amounts were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 16. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for additional information regarding the restricted common shares granted in 2015.

(7) The amounts in column (e) for 2014 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted common shares pursuant to the 2013 incentive program, which were granted under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted common shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 16. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of

Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014, for additional information regarding the restricted common shares granted in 2014.

With respect to Mr. Sulerzyski, the amount in this column reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date for not only (i) the award of 8,904 restricted common shares pursuant to the 2013 incentive program as discussed in the preceding paragraph of this footnote (7) but also (ii) the award of 2,000 restricted common shares approved by the Compensation Committee on January 23, 2014, which vested on July 28, 2014. The 2,000 restricted common shares represented a discretionary time-vested grant made in accordance with the Compensation Committee's determination that Mr. Sulerzyski's payout percentages were not in line with the Peer Group median during 2013. The discretionary grant represented an additional 10% payout, bringing Mr. Sulerzyski's incentive compensation under the equity-based long-term incentive program for 2013 (and granted in 2014) in line with the Compensation Committee's target. For a more complete discussion of the background of this discretionary grant, see the disclosure under the caption "**Executive Summary of Previous Year's Performance and Compensation** -- Pay for Performance: Our Key Compensation Decisions - Discretionary Share Grant" in the "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" section of Peoples' Proxy Statement, dated March 20, 2014, related to the Annual Meeting of Shareholders held on April 24, 2014.

(8) The amount in column (e) for Mr. Rogers reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for 9,500 restricted common shares awarded on December 1, 2015, with vesting of these restricted common shares to occur as follows, if he remains employed by Peoples on the respective vesting dates: (i) 3,167 of the restricted common shares will vest on December 1, 2017; and (ii) 3,166 of the restricted common shares will vest on December 1, 2018. 3,167 of the restricted common shares vested on December 1, 2016.

(9) The amount in column (e) for Ms. Stevens reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for 1,000 restricted common shares granted on February 2, 2016, for performance in 2015 prior to her becoming Executive Vice President and Chief Credit Officer of Peoples. See "Note 16. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for additional information regarding the restricted common shares granted in 2016. These restricted common shares were approved by the Compensation Committee to recognize outstanding performance in 2015 for select non-executive officers.

(10) Except as discussed in the following paragraph, the amounts in column (f) represent cash incentives earned under the annual incentive program and are reported for the fiscal year with respect to which the cash incentives were earned. The amounts shown for 2016 were paid February 24, 2017. The amount shown in column (f) for Mr. Rogers reflects a guaranteed minimum cash incentive that was negotiated as part of Mr. Rogers' recruitment package and represents $6,600 more than he would have otherwise earned for the individual and corporate results achieved in 2016. The NEOs did not earn a cash incentive under the incentive program for 2015 fiscal year performance. The amounts shown for 2014 were paid February 25, 2015.

The amount shown in column (f) for Mr. Sulerzyski in 2016 represents the cash amount to be received with respect to performance units that were earned based on the performance levels achieved with respect to the performance goals applicable to the performance units. The amount shown for 2016 was paid February 24, 2017.

(11) The amounts in column (g) include, for the participating NEOs, the increase (if any) in the actuarial present value of the NEO's accumulated benefits under the Retirement Plan determined using assumptions consistent with those used in "Note 11. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Mr. Sulerzyski and Mr. Rogers do not participate in the Retirement Plan. For purposes of the fiscal year ended December 31, 2016, the actuarial present value of the accumulated benefits for Mr. McGill, Ms. Stevens and Ms. Schneeberger under the Retirement Plan represented a net gain in value, resulting in the value of $49 reported in the table above for Mr. McGill, the value of $5,749 reported for Ms. Stevens, and the value of $46,891 reported for Ms. Schneeberger. The amount shown for Ms. Schneeberger in 2015 does not include the declines in the actuarial present value of the accumulated benefits under the Retirement Plan in the amounts of $34,746. The increase of $279,143 in the actuarial present value of the accumulated benefits included for 2014 in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" for Ms. Schneeberger was based upon two factors. The first factor was an update in mortality tables used to calculate actuarial present value, increasing the life expectancy assumption used in the calculation. This factor increased the present value of accumulated benefits for Ms. Schneeberger by $144,895. Second, a decrease in the discount rate used in the calculation of actuarial present value due to persistently low interest rates resulted in a substantial increase in Ms. Schneeberger's actuarial present value. This factor increased the present value of Ms.

Schneeberger's accumulated benefits by $99,797. The remaining portion of the increase in 2014 was a result of the increase in the fair market value of the assets of $34,451.

No amounts are required to be reported in this column with respect to earnings on compensation deferred under the NQDC Plan by the NEOs since those earnings do not represent "above-market" earnings for purposes of the applicable SEC rules.

For Ms. Schneeberger, the amounts in column (g) also include the amount of above-market earnings accrued ($301 in 2016, $0 in 2015, and $637 in 2014) on the cumulative amount of cash incentives deferred by her under the terms of the Amended and Restated Incentive Award Plan (the "Pre-2010 Incentive Plan"). The interest rate in each of 2016 and 2014 was above-market or preferential but the interest rate in 2015 was not. Ms. Schneeberger is the only NEO who participates in the Pre-2010 Incentive Plan.

(12) All other compensation for each NEO for 2016 includes: (i) Mr. Sulerzyski - Peoples' 401(k) Plan company match in the amount of $10,600, $1,250 wellness incentive payment, and $9,507 in company matching contributions under the NQDC Plan; (ii) Mr. Rogers - Peoples' 401(k) Plan company match in the amount of $10,600, $350 wellness incentive payment, $1,400 in company matching contributions under the NQDC Plan and relocation expense of $12,240; (iii) Mr. McGill - Peoples' 401(k) Plan company match in the amount of $10,034 and $625 wellness incentive payment; (iv) Ms. Stevens - Peoples' 401(k) Plan company match in the amount of $6,977 and (v) Ms. Schneeberger - Peoples' 401(k) Plan company match in the amount of $9,354, and $1,250 wellness incentive payment. See the disclosure under the caption "**NON-QUALIFIED DEFERRED COMPENSATION FOR 2016**" beginning on page 51 of this Proxy Statement for more information concerning the calculation of earnings with respect to contributions made by Peoples and the NEOs, and credited to the NEOs' accounts under the NQDC Plan.

GRANTS OF PLAN-BASED AWARDS FOR 2016

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($) (5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Charles W. Sulerzyski	—	—	$62,500	$250,000	$375,000	$50,000	$240,000	$360,000	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
John C. Rogers	—	—	$26,400	$105,000	$157,500	$18,900	$75,000	$112,500	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Daniel K. McGill	—	—	$22,000	$87,500	$131,250	$15,750	$62,500	$93,750	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Robyn A. Stevens (1)	—	—	$12,518	$49,857	$74,786	$9,696	$38,448	$57,972	—	—	—	—
	2/2/16	1/28/16	—	—	—	—	—	—	1,000	—	—	$17,860
Carol A. Schneeberger	—	—	$20,504	$81,550	$122,325	$14,679	$58,250	$87,375	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—

(1)   Ms. Stevens became Executive Vice President, Chief Credit Officer of Peoples on June 17, 2016.

(2)   Except as disclosed in the following paragraph, annual cash incentive potential available for payment through the annual incentive program if the indicated levels of performance were achieved for the 2016 fiscal year. Refer to the discussion under the caption "**2016 Executive Compensation Components - *Cash and Equity-Based Incentive Program***" of "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 35 of this Proxy Statement, for additional information regarding the annual incentive program.

For Mr. Sulerzyski, represents the threshold, target and maximum opportunities for performance units granted under Peoples' 2006 Plan to be earned for the 12-month performance period ended December 31, 2016.

(3)   Fair value of equity-based grants available for award through the 2016 long-term incentive program under Peoples' 2006 Plan if the indicated level of performance were achieved for the 2016 fiscal year. Equity-based incentive awards are denominated in dollars, rather than number of common shares. As a result, the threshold, target and maximum amounts are shown in "dollars" rather than the "number of common shares." At the time of payout, the fair value of the actual award earned will be translated into awards of restricted common shares to be settled in common shares delivered under the 2006 Plan. The awards are made after results in respect of the fiscal year's performance goals have been measured. Refer to the discussion under the caption "**2016 Executive Compensation Components - *Cash and Equity-Based Incentive Program***" of "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 35 of this Proxy Statement, for additional information regarding grants of equity-based awards.

(4)   Except as noted in footnote (5) below, the number of common shares shown in column (j) reflects the aggregate number of restricted common shares (if any) granted through the incentive program based upon corporate and individual performance for the 2015 fiscal year, which were granted under the 2006 Plan on February 2, 2016. The fair value of the equity-based incentive awards earned was converted into the number of restricted common shares shown, using the closing price of Peoples' common shares on the grant date. All restricted common shares will vest on February 2, 2019 if the NEO remains employed by Peoples on that date. The vesting is also subject to the requirements that Peoples have maintained a well capitalized status under applicable regulatory standards and reported net income for each of the fiscal years comprising the vesting period. The NEO has the right to vote the common shares underlying the restricted common shares and is entitled to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid or issued.

(5)   Fair value of equity-based grants awarded through the 2015 incentive program under Peoples' 2006 Plan for the performance achieved in the 2015 fiscal year. At the time of payout, the fair value of the actual award earned was translated into an award of restricted common shares to be settled in common shares delivered under the 2006 Plan. The awards (if any) were made after results achieved in the 2015 fiscal year were measured. With the exception of Ms. Stevens, the NEOs did not earn an equity grant under the incentive program for 2015 fiscal year performance. This grant

was approved on January 28, 2016 for performance in 2015 prior to Ms. Stevens becoming Executive Vice President and Chief Credit Officer of Peoples. The Compensation Committee approved a select number of discretionary equity grants to recognize outstanding performance under their individual performance goals in 2015 for certain non-executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2016

The following table provides information relating to the option/SAR awards and restricted common share awards held by the NEOs at the end of the 2016 fiscal year. Each grant is shown separately for each NEO. The market value of the stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market® on December 31, 2016, which was $32.46.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/ SARs Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options/ SARs (#)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles W. Sulerzyski	2/4/14	—	—	—	—	—	2,968 (2)	$96,341	—	—
	1/29/15	—	—	—	—	—	12,851 (3)	$417,143	—	—
	2/13/17	—	—	—	—	—	—	—	6,107 (6)	$198,233
John C. Rogers	12/1/15	—	—	—	—	—	6,333 (4)	$205,569	—	—
	2/13/17	—	—	—	—	—	—	—	1,700 (6)	$55,182
Daniel K. McGill	2/4/14	—	—	—	—	—	954 (2)	$30,967	—	—
	1/29/15	—	—	—	—	—	3,690 (3)	$119,777	—	—
	2/13/17	—	—	—	—	—	—	—	1,700 (6)	$55,182
Robyn A. Stevens (1)	2/4/14	—	—	—	—	—	478 (2)	$15,516	—	—
	1/29/15	—	—	—	—	—	2,100 (3)	$68,166	—	—
	2/2/16	—	—	—	—	—	1,000 (5)	$32,460		
	2/13/17	—	—	—	—	—	—	—	1,700 (6)	$55,182
Carol A. Schneeberger	2/4/14	—	—	—	—	—	954 (2)	$30,967	—	—
	1/29/15	—	—	—	—	—	3,900 (3)	$126,594	—	—
	2/13/17	—	—	—	—	—	—	—	1,700 (6)	$55,182

(1)   Ms. Stevens became Executive Vice President and Chief Credit Officer of Peoples on June 17, 2016.

(2)   Represents unvested portion, as of December 31, 2016, of restricted common shares which had been approved by the Compensation Committee on January 30, 2014, and granted on February 4, 2014, with respect to individual performance for the 2013 fiscal year. One-third of the restricted common shares vested on February 4, 2015 as the NEO remained employed by Peoples on that date and Peoples had maintained a well capitalized status under applicable regulatory standards and reported net income for the fiscal year ended December 31, 2014. One-third of the restricted common shares vested on February 4, 2016 as the NEO remained employed by Peoples on that date and Peoples had maintained a well capitalized status under applicable regulatory standards and reported net income for the fiscal year ended December 31, 2015. The remaining one-third of the restricted common shares vested on February 4, 2017 as the NEO remained employed by Peoples on that date and Peoples had maintained a well capitalized status under applicable regulatory standards and reports net income for the fiscal year ending December 31, 2016.

(3)   Represents unvested restricted common shares which had been approved by the Compensation Committee on January 22, 2015, and granted on January 29, 2015, with respect to individual performance for the 2014 fiscal year. These restricted common shares were granted with a three-year "cliff-vesting" period, and will vest on the third anniversary of the grant date. The vesting on the third anniversary of the grant date is also subject to the requirements that the NEO remains employed by Peoples on that date, and Peoples has maintained a well capitalized status under applicable regulatory standards and reports positive net income for each of the fiscal years comprising the vesting period.

(4)   Represents unvested restricted common shares which had been approved by the Compensation Committee on November 6, 2015, and granted on December 1, 2015, with vesting of these restricted common shares to occur as follows, if Mr. Rogers remains employed by Peoples on the respective vesting dates: (i) 3,167 of the restricted common shares will vest on December 1, 2017; and (ii) 3,166 of the restricted common shares will vest on December 1, 2018.

(5)   Represents unvested restricted common shares which had been approved by the Compensation Committee on January 28, 2016, and granted on February 2, 2016, with respect to individual performance for the 2015 fiscal year. These restricted common shares were granted with a three-year "cliff-vesting" period, and will vest on the third anniversary of the grant date. The vesting on the third anniversary of the grant date is also subject to the requirements that the NEO remains employed by Peoples on that date, and Peoples has maintained a well capitalized status under applicable regulatory standards and reports positive net income for each of the fiscal years comprising the vesting period.

(6)   Restricted common shares were approved and granted by the Compensation Committee on February 13, 2017 with respect to individual performance for the 2016 fiscal year. They were considered "unearned" as they would not have been granted until after the end of the 2016 fiscal year. These restricted common shares were granted with a three-year "cliff-vesting" period, and will vest on the third anniversary of the grant date. The vesting on the third anniversary of the grant date is also subject to the requirements that the NEO remains employed by Peoples on that date, and Peoples has maintained a well capitalized status under applicable regulatory standards and reports positive net income for each of the fiscal years comprising the vesting period.

OPTION EXERCISES AND STOCK VESTED FOR 2016

The following table provides information for the NEOs relating to restricted common shares that vested and options or SARs that were exercised during the 2016 fiscal year, including the number of common shares acquired upon vesting and the value realized. The values shown below are before payment of any applicable withholding tax.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Common Shares Acquired on Exercise (#)	Valued Realized on Exercise ($)	Number of Common Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles W. Sulerzyski	—	—	6,670	$115,912
John C. Rogers	—	—	3,167	$94,535
Daniel K. McGill	—	—	2,121	$36,863
Robyn A. Stevens	—	—	894	$15,574
Carol A. Schneeberger	2,103	$5,988	2,287	$39,712

PENSION BENEFITS FOR 2016

The table below shows the actuarial present value of accumulated benefits payable to each of the NEOs participating in the Retirement Plan as well as the number of years of service credited to each such NEO. The actuarial present value of accumulated benefits payable was determined using interest rate and mortality rate assumptions consistent with those used in Peoples' Consolidated Financial Statements, as disclosed in "Note 11. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Information regarding the Retirement Plan can be found in the discussion under the caption "**Retirement and Other Benefits**" of "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 38.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Charles W. Sulerzyski (1)	Retirement Plan	—	—	—
John C. Rogers (1)	Retirement Plan	—	—	—
Daniel K. McGill	Retirement Plan	1	$4,217	—
Robyn A. Stevens (2)	Retirement Plan	13	$102,069	—
Carol A. Schneeberger	Retirement Plan	34	$1,003,802	—

(1) Messrs. Sulerzyski and Rogers were employed by Peoples after the Retirement Plan was closed to new entrants and, therefore, are not and will not be participants in the Retirement Plan.

(2) Ms. Stevens became Executive Vice President and Chief Credit Officer of Peoples on June 17, 2016. She has been employed by Peoples since 1997 and as a result, is a participant in the Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2016

The following table provides information regarding two separate non-qualified deferred compensation plans maintained by Peoples. The first plan as to which information is provided in the following table reflects cash incentives earned by Ms. Schneeberger under the Pre-2010 Incentive Plan but which were deferred in accordance with the terms of the Pre-2010 Incentive Plan. No other NEO participated in the Pre-2010 Incentive Plan. Ms. Schneeberger was required to defer 25% of any annual cash incentives earned under the terms of the Pre-2010 Incentive Plan. Once the mandatory deferral period lapsed, Ms. Schneeberger was permitted to either take a cash distribution or further defer receipt of the cash incentive, until she retires or her employment is terminated. Interest on the deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Stockholder Equity achieved during each calendar year throughout the deferral period. In addition to the mandatory 25% deferral, Ms. Schneeberger also had the option to (i) defer any remaining annual cash incentive compensation to be paid to her and (ii) further defer the mandatory amount after the original three-year period had lapsed until she retires or until her employment with Peoples is terminated. If Ms. Schneeberger qualifies as a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of her separation from service, the distribution of the account will be delayed until the first business day of the seventh month following the date of separation of service. Since 2010, the sole activity under the Pre-2010 Incentive Plan has been further deferrals of previously deferred mandatory amounts or payouts as described in this paragraph.

The second plan as to which information is provided in the following table is the NQDC Plan. Participation in the NQDC Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The NQDC Plan is an unfunded arrangement and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of ERISA. Participants may elect to defer base salary, annual bonus, incentive compensation and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that plan year unless otherwise permitted under the NQDC Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the deemed investment selections made by the participant for the account. The Compensation Committee determines the deemed investments with which participants may direct that their bookkeeping accounts be credited.

Peoples may make discretionary contributions to participants' bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred by participants under the NQDC Plan had been deferred under Peoples' 401(k) Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under Peoples' 401(k) Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death, and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed on the January 1 immediately following the participant's termination of employment in a single lump-sum payment; provided, however, that, at the time a participant makes an initial deferral election under the NQDC Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death. If a participant qualifies as a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of his or her separation from service, the distribution of the account will be delayed until the first business day of the seventh month following the date of separation of service. The first payment to be made after such delay will include the cumulative amount, if any, of any amounts which would have otherwise been paid in accordance with the participant's election.

The 2016 eligibility criteria required participants to have both a 2015 gross compensation of at least $200,000 and an officer title of Vice President or greater at Peoples or any of its affiliates. Each of the NEOs met these criteria. Mr. Sulerzyski, Mr. McGill, Ms. Schneeberger and Mr. Rogers elected to participate in the NQDC Plan during 2016.

(a) Name	(b) Name of Plan	(c) Executive Contributions in Last Fiscal Year ($)(3)	(d) Registrant Contributions in Last Fiscal Year ($)(4)	(e) Aggregate Earnings (Loss) in Last Fiscal Year ($)	(f) Aggregate Withdrawals/ Distributions ($)(7)	(g) Aggregate Balance at Last Fiscal Year-End ($)
Charles W. Sulerzyski	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$10,054	$9,507	$8,647 (5)	$790	$116,072 (8)
John C. Rogers	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$87,000	$1,400	$4,431 (5)	$342	$91,089 (8)
Daniel K. McGill	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$25,086	—	$4,468 (5)	$572	$89,260 (8)
Robyn A. Stevens (2)	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	—	—	—	—	—
Carol A. Schneeberger	Pre-2010 Incentive Plan	—	—	$778 (6)	—	$22,384 (9)
	NQDC Plan	$2,339	—	$658 (5)	$102	$15,289 (8)

(1) Messrs. Sulerzyski, Rogers, McGill and Ms. Stevens do not participate in the Pre-2010 Incentive Plan.

(2) Ms. Stevens became Executive Vice President, Chief Credit Officer of Peoples on June 17, 2016. She was eligible to but did not participate in the NQDC Plan during 2016.

(3) The amount reported represents the aggregate amount deferred by each participant under the NQDC Plan for compensation earned during 2016 and contributed to the NQDC Plan. These amounts are included in "Salary" for 2016 in the "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement.

(4) The amount reported represents the matching contribution made by Peoples to each participant's account, pursuant to the NQDC Plan. These matching contributions were made on March 1, 2017 with respect to the participant's 2016 contributions. These amounts are included in "All Other Compensation" for 2016 in the "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement.

(5) The amounts reported represent the aggregate annual gain accrued during 2016. The amounts in this column are not reported in the "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement, as they are not above market or preferential.

(6) The amount reported represents the aggregate earnings on the accumulated mandatory and voluntary deferrals of cash incentives. The interest rate for 2016 was 3.60%. Because this interest rate was above-market or preferential, the amount considered to be above market is included in the amounts shown for 2016 for Ms. Schneeberger in the "**SUMMARY COMPENSATION TABLE FOR 2016**" on page 45 of this Proxy Statement.

(7) The amounts reported represent fees paid for record keeping and administration of the NQDC Plan.

(8) The amounts reported represent the accumulated total of executive contributions, company matching contributions, and aggregate earnings (loss) under the NQDC Plan for each participant. The following amounts of earnings or losses

are included in the aggregate balance as of December 31, 2016 and have not been reported as compensation to the listed officers in the Summary Compensation Tables for 2016, 2015 and 2014: (a) Mr. Sulerzyski - $8,948; (b) Mr. Rogers - $4,431; (c) Mr. McGill - $4,758; and (e) Ms. Schneeberger - $586.

(9)   This amount represents the accumulated voluntary deferrals of cash incentives and earnings thereon. All of this amount has been previously reported as compensation to Ms. Schneeberger in the Summary Compensation Tables for past fiscal years as well as 2016.

OTHER POTENTIAL POST EMPLOYMENT PAYMENTS

The amount of compensation payable to each NEO upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change in control of Peoples, and termination in the event of the death or disability of the NEO is described below.

In the event of the retirement, disability or death of an NEO, or a change in control of Peoples, vesting would be accelerated with regard to the mandatory deferrals of cash incentives earned under the Pre-2010 Incentive Plan and unvested outstanding equity-based awards granted prior to April 25, 2013. An NEO participating in the NQDC Plan is fully vested at all times in the portion of the participant's bookkeeping account attributable to compensation deferred by the participant, Peoples' discretionary matching contributions, and any deemed earnings on such amounts.

Payments Made Upon Termination

Regardless of the manner in which an NEO's employment terminates, including termination for cause with the exception noted below, he or she is entitled to receive amounts earned during his or her term of employment. These amounts are not included in the table below. Such amounts would include:

- all vested equity-based awards earned through the long-term equity-based incentive compensation programs;

- all cash incentives voluntarily deferred under the Pre-2010 Incentive Plan. (This amount for Ms. Schneeberger ($22,384) is included in the table in the section captioned "**NON-QUALIFIED DEFERRED COMPENSATION FOR 2016**" beginning on page 51 of this Proxy Statement, and shown in the "Aggregate Balance at Last Fiscal Year-End" column);

- the balance of the NEO's account in Peoples' 401(k) Plan;

- the balance credited to the NEO's bookkeeping account in the NQDC Plan (This amount as of December 31, 2016 is included in the table in the sectioned captioned "**NON-QUALIFIED DEFERRED COMPENSATION FOR 2016**" beginning on page 51 of this Proxy Statement, and shown in the "Aggregate Balance at Last Fiscal Year-End" column);

- pay for a pro rata portion of unused paid time off, commensurate with the length of service in the current calendar year, if the NEO has been employed by Peoples for three or more years (except in the case of termination for cause); and

- amounts accrued and vested under the NEO's account in the Retirement Plan. These amounts are included in the table in the section captioned "**PENSION BENEFITS FOR 2016**" on page 51 of this Proxy Statement, and shown in the "Present Value of Accumulated Benefit" column. Ms. Stevens and Ms. Schneeberger have met the five or more years of service requirement and would be paid the amount shown for her upon any termination of employment.

Payments Made Upon Retirement

In the event of the retirement of an NEO (whether normal or early), in addition to the items identified above, he or she would receive the following benefits:

- all previously unvested equity-based awards would vest with respect to grants made prior to April 25, 2013; and

- unvested grants made after April 25, 2013 would vest in accordance with the time-based and performance-based vesting requirements specific to the grant, and would not be accelerated based upon retirement or death.

Retirement may occur at the age of 65 (normal retirement) or at the age of 50 if the executive officer has at least ten years of service with Peoples (early retirement), or at such other age or after such other number of years of service as the Compensation Committee determines to be appropriate.

As permitted by the terms of the 2006 Plan, and in the interest of succession planning, the Compensation Committee exercised its discretion to define retirement for purposes of the equity-based grants awarded to Mr. McGill in January of 2015 and February of 2017 as occurring at the age of 60 and with at least five years of service with Peoples.

Payments Made Upon Death or Disability

In the event of the death or disability of an NEO, in addition to the benefits listed under the headings "Payments Made Upon Termination" and "Payments Made Upon Retirement" above, the NEO would also receive benefits under Peoples' disability plan or payments under the Peoples Bancorp Group Term Life Insurance Plan, as applicable.

Payments Made Upon a Change in Control

In the event of a change in control where the surviving entity is not Peoples and the surviving entity (the "acquiror") does not assume or substitute equivalent awards for outstanding grants of options, SARs, restricted common shares, restricted performance stock, or performance units, all such outstanding options and SARs would become immediately and fully exercisable and, in the case of restricted common shares (other than restricted performance stock), all outstanding awards would become immediately and fully vested. In the case of restricted performance stock and performance units, all outstanding awards would be deemed to have been fully earned based on the target level of performance being attained as of the effective date of the change in control. Additionally, the Board or its designee may, in its sole discretion, provide for a cash payment to be made to each participant for the outstanding restricted common shares, restricted performance stock, or performance units upon the consummation of the change in control, determined on the basis of the fair market value that would be received in such change in control by the holders of Peoples' common shares underlying such awards.

In the event of a change in control where Peoples is the surviving entity, or the acquiror assumes the outstanding options, SARs, restricted common shares, restricted performance stock or performance units, or substitutes equivalent equity awards relating to the securities of such acquiror or its affiliates, then all such awards or substitutes would remain outstanding and be governed by their respective terms and the provisions of the 2006 Plan. In such a change in control scenario:

- If an NEO is terminated without cause or terminates his or her employment with Peoples and its subsidiaries for good reason within 24 months following the change in control, and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then all of the NEO's outstanding options and SARs would become immediately and fully exercisable and, in the case of restricted common shares (other than restricted performance stock), all outstanding awards would become immediately and fully vested. In the case of restricted performance stock all of the NEO's outstanding awards would be deemed to have been fully earned based on the target level of performance being attained.

  In the case of the performance units granted to Mr. Sulerzyski, he would receive a pro-rata portion of the performance units determined by multiplying the number of performance units that would have been earned if his employment had not terminated, by a fraction the numerator of which is the number of whole months that have elapsed in the performance period to the date of the termination of his employment and the denominator of which is 12. In the case of outstanding options or SARs, the NEO may exercise these options or SARs at any time within one year after such termination, except that an option or SAR would not be exercisable on any date beyond the expiration date of such option or SAR. If the NEO dies after such termination, the exercisability of all outstanding options or SARs would be treated in the same manner as that provided for a termination due to retirement; and

- If an NEO's employment is terminated for cause within 24 months following such change in control and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then any options or SARs of such individual would expire, any non-vested restricted common shares, restricted performance stock, or performance units would be forfeited, and all rights under such awards would terminate immediately.

We have entered into change in control agreements with the NEOs currently serving with Peoples. Under the change in control agreements, a change in control occurs when one or more of the following events take place:

- a "person" or "group" (as defined in Section 409A of the Internal Revenue Code) acquires ownership of shares of Peoples that, together with shares held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of Peoples;

- any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of shares of Peoples possessing 35% or more of the total voting power of the shares of Peoples;

- a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date that such appointments or elections are made; or

- any person or group acquires (or has acquired), during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from Peoples that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Peoples immediately prior to such acquisition or acquisitions.

Generally, the agreements provide for severance compensation to the NEOs if their employment is terminated by Peoples or its successor for any reason other than cause (defined as gross negligence or gross neglect of duties; commission of a felony or a gross misdemeanor involving moral turpitude in connection with their employment with Peoples; fraud, disloyalty, dishonesty or willful violation of any law or significant policy of Peoples committed in connection with their employment with Peoples; or issuance of an order by the banking regulators of Peoples for removal of the NEO) within six months prior to or 24 months after a defined change in control occurs. In addition, compensation will be paid if the NEO voluntarily terminates employment during the same periods because of: (i) the assignment to the NEO of any material duties or responsibilities inconsistent with the NEO's position(s), or a change in the NEO's reporting responsibilities, title(s), or office(s), or any removal of the NEO from or any failure to re-elect the NEO to any such position(s), except in connection with the NEO's termination of employment for cause, disability, retirement, or as a result of the NEO's death; (ii) a reduction in the NEO's base salary; (iii) the taking of any action by Peoples or its successor which would adversely affect the NEO's participation in or materially reduce the NEO's benefits under any benefit plans; (iv) any failure of Peoples to obtain the assumption of the agreement by any successor; or (v) geographic relocation of the NEO to an office location more than 50 miles from the NEO's then current location without the NEO's consent or without reimbursement of reasonable moving expenses incurred by the NEO relating to a change of the NEO's principal residence in connection with relocation.

For each of the NEOs except Ms. Stevens, the NEO's base annual compensation for purposes of his or her respective agreement would be calculated as the average annualized compensation paid by Peoples which was includable in gross income, prior to any reductions for deferred arrangements, during the most recent five taxable years ending before the date of the change in control, subject to certain adjustments in the event that Section 280G of the Internal Revenue Code is triggered. If such NEO has worked for Peoples for less than five years, the average annualized compensation paid by Peoples would be calculated for the number of years employed by Peoples.

Ms. Stevens' base annual compensation for purposes of her agreement would be calculated as the sum of (a) her annualized monthly base salary, payable by Peoples for the calendar year in which the date of the change in control occurs, plus (b) the average annualized awards payable to her under Peoples' annual cash incentive program with respect to the most recent three calendar years ended before the date of the change in control, subject to certain adjustments in the event that Section 280G of the Internal Revenue Code is triggered.

Under the agreements, severance provisions include: (i) a lump-sum cash payment of two times base annual compensation for Mr. Rogers, Mr. McGill, Ms. Stevens and Ms. Schneeberger, and two and one-half times base annual compensation for Mr. Sulerzyski, in each case payable within 30 days following the NEO's termination date with such payment delayed until the first business day of the seventh month following the NEO's termination date if the NEO is a "specified employee" for purposes of Section 409A of the Internal Revenue Code; (ii) continuing participation in life, medical, and dental insurance for 12 months (15 months in the case of Mr. Sulerzyski) substantially in the same form and expense to the NEO as that received on the date of termination; (iii) the NEO agreeing not to disclose to others any confidential information; and (iv) the NEO entering into a non-compete agreement for 12 months (15 months for Mr. Sulerzyski) immediately following the date of termination. The non-compete provision prohibits the NEO from directly or indirectly engaging in any business in which Peoples directly or indirectly engages within Peoples' geographic market during the term of the NEO's agreement.

The following table summarizes payments which would have been made and benefits that would have been provided to the NEOs with respect to previously unvested cash-based awards and unvested equity-based awards as well as under the terms of the change in control agreements if a termination event had occurred on December 31, 2016. Actual amounts to be paid out or provided can only be determined at the time of an NEO's actual separation from service with Peoples. Please see discussion under the headings "Payment Made Upon Termination," "Payments Made Upon Death or Disability" for the other payments which would have been made and benefits that would have been provided to the NEOs if a termination event had occurred on December 31, 2016.

Compensation & Benefits Payable Upon Termination	Voluntary Termination	Retirement or Disability	Involuntary Not for Cause Termination	For Cause Termination	CIC Involuntary or Good Reason Termination	Death
Charles W. Sulerzyski						
2.5 times Base Annual Compensation	—	—	—	—	$2,029,263	—
Welfare Plan Benefits (1)	—	—	—	—	$18,374	—
Value of Unvested Restricted Common Shares	—	$513,485	—	—	$513,485	$513,485
Performance Unit Award (2)	—	$218,982	—	—	$250,000	$218,982
Reduction in Payment (3)	—	—	—	—	$376,007	—
Total	**—**	**$732,467**	**—**	**—**	**$2,435,115**	**$732,467**
John C. Rogers						
2.0 times Base Annual Compensation	—	—	—	—	$810,000	—
Welfare Plan Benefits (1)	—	—	—	—	16,221	—
Value of Unvested Restricted Common Shares	—	$205,569	—	—	$205,569	$205,569
Total	**—**	**$205,569**	**—**	**—**	**$1,031,790**	**$205,569**
Daniel K. McGill						
2.0 times Base Annual Compensation	—	—	—	—	$743,798	—
Welfare Plan Benefits (1)	—	—	—	—	10,555	—
Value of Unvested Restricted Common Shares	—	$150,744	—	—	$150,744	150,744
Total	**—**	**$150,744**	**—**	**—**	**$905,097**	**$150,744**
Robyn A. Stevens						
2.0 times Base Annual Compensation	—	—	—	—	$466,511	—
Welfare Plan Benefits (1)	—	—	—	—	$3,273	—
Value of Unvested Restricted Common Shares	—	$116,142	—	—	$116,142	$116,142
Total	**—**	**$116,142**	**—**	**—**	**$585,926**	**$116,142**
Carol A. Schneeberger						
2.0 times Base Annual Compensation	—	—	—	—	$587,822	—
Welfare Plan Benefits (1)	—	—	—	—	$5,791	—
Value of Unvested Restricted Common Shares	—	$157,561	—	—	$157,561	$157,561
Total	**—**	**$157,561**	**—**	**—**	**$751,174**	**$157,561**

(1) Under the terms of the change in control agreements, the NEOs continue to participate in life, medical, and dental insurance during the term of their respective non-compete agreements -- 15 months for Mr. Sulerzyski, and 12 months for the other officers.

(2) Mr. Sulerzyski would have been entitled to the payments listed under the terms of his 2006 Plan Performance Unit Award Agreement which was approved by the Compensation Committee on January 28, 2016.

(3) In the event any payments to the NEOs would exceed the amount that could be received without the imposition of an excise tax under Section 4999 of the Internal Revenue Code, the payments would be reduced to the extent necessary to ensure that such payments would be limited to the greater of (i) the dollar amount which could be paid to the NEO without triggering an excise tax under Section 4999 of the Internal Revenue Code, or (ii) the greatest after-tax amount payable to the executive after taking into account any excise tax imposed under Section 4999 of the Internal Revenue Code on the total payments.

Mr. Sulerzyski would have been the only NEO as to whom payments would have triggered an excise tax under Section 4999 in the hypothetical situation described in the preceding paragraph. In this case, option (i) as described in the preceding paragraph would have resulted in the greatest after-tax amount and, as such, his payment would have been reduced in order to avoid triggering the excise tax. The amount shown is the amount by which his payment would have been reduced.

DIRECTOR COMPENSATION

Peoples uses a combination of cash and equity-based compensation to attract and retain qualified directors to serve on the Board. Director compensation elements are designed to:

- Ensure alignment with long-term shareholder interests;

- Ensure Peoples can attract and retain outstanding director candidates;

- Recognize the substantial time commitments necessary to oversee the affairs of Peoples; and

- Support the independence of thought and action expected of directors.

Compensation Paid to Board Members

2016 Fiscal Year

The Compensation Committee believes the combination of cash and equity-based compensation (in the form of common shares) in its director compensation model promotes independent decision-making on the part of directors as the common shares have immediate value, unlike stock options or similar forms of equity-based awards. In 2016, prior to April 1, 2016, the directors, other than Mr. Sulerzyski, received a quarterly fee of $3,800 for their services, paid in the form of the number of common shares with an equivalent fair market value at the time of payment. In addition, prior to April 1, 2016, directors, other than Mr. Sulerzyski, received compensation of $1,250 for each in-person Board meeting attended, paid $750 in cash and $500 in the form of the number of common shares with an equivalent fair market value at the time of payment, with the common share payment being paid quarterly. On April 28, 2016, the Compensation Committee recommended, and the Board approved, replacing the quarterly fee and the per meeting fees with an annual retainer of $44,800 to be paid in quarterly installments to each director, other than Mr. Sulerzyski. The annual retainer is to be paid 60% in cash and 40% in the form of the number of common shares with an equivalent fair market value at the time of payment. The change became effective April 28, 2016 retroactive to April 1, 2016.

In 2016, prior to April 1, 2016, directors were also compensated for each Board committee meeting they attended: (i) the fee paid to members of the Governance and Nominating Committee was $300 for each committee meeting attended; and (ii) the fee paid to members of the Audit Committee, members of the Compensation Committee, and members of the Risk Committee was $600 for each committee meeting attended. From and after April 1, 2016, directors serving on Board committees have not been paid per meeting fees for attending committee meetings. In addition to the per meeting fees, prior to April 1, 2016, the chairs of the Audit, Compensation, Governance and Nominating, and Risk Committees each received a quarterly cash fee of $1,250. On April 28, 2016, the Compensation Committee recommended, and the Board approved, replacing the quarterly cash fee paid to committee chairs with an annual retainer of $5,000 to be paid in quarterly installments to the chairs of the Audit, Compensation, Governance and Nominating and Risk Committees. The annual retainer is to be paid 60% in cash and 40% in the form of the number of common shares with an equivalent fair market value at the time of payment. The change became effective April 28, 2016 retroactive to April 1, 2016.

In 2016, prior to April 1, 2016, the Chairman of the Board received a quarterly cash fee of $5,000. On April 28, 2016, the Compensation Committee recommended, and the Board approved, replacing the quarterly cash fee paid to the Chairman of the Board with an annual retainer of $20,000 to be paid in quarterly installments, paid 60% in cash and 40% in the form of the number of common shares with an equivalent fair market value at the time of payment. The change became effective April 28, 2016 retroactive to April 1, 2016.

All directors of Peoples are also directors of Peoples Bank. Directors receive compensation for their service as Peoples Bank directors in addition to the compensation received for their service as directors of Peoples. In 2016, prior to April 1, 2016, each director of Peoples, other than Mr. Sulerzyski, received the following cash compensation for his or her service as a director of Peoples Bank: (i) a $500 fee paid for each regular meeting attended; (ii) a $300 fee paid to members of the Information Technology Committee, members of the Asset Liability Management and Investment Committee, and members of the Executive Committee for each committee meeting attended; (iii) a $600 fee paid to members of the Loan Committee for each committee meeting attended; and (iv) a $300 quarterly retainer paid to members of the Trust Committee. On April 28, 2016, the Compensation Committee recommended and the Board approved replacing the per meeting fees for service as a director of Peoples Bank with an annual retainer of $11,200 to be paid in quarterly installments to each director, other than Mr. Sulerzyski, with 60% paid in cash and 40% paid in the form of the number of common shares with an equivalent fair market value at the time of payment. The change became effective April 28, 2016 retroactive to April 1, 2016.

The changes to director compensation described above are reflected in the "**DIRECTOR COMPENSATION FOR 2016**" table found on page 59 of this Proxy Statement. The Compensation Committee believes the compensation paid to directors is commensurate with the level of responsibility and accountability of each director and is appropriate to maintain the caliber of directors necessary to promote long-term shareholder value based upon periodic review of director compensation data from the Peer Group described in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 25 of this Proxy Statement.

Mr. Sulerzyski received no compensation as a director of Peoples or Peoples Bank during 2016.

Directors who travel a distance of 50 miles or more to attend a Board or Board committee meeting of Peoples or Peoples Bank receive a $150 travel fee. A single travel fee of $150 is paid for multiple meetings occurring on the same day or consecutive days. Directors who travel a distance of 500 miles or more (round trip) to attend a Board or committee meeting are reimbursed for the actual cost of reasonable travel expenses including coach class airfare, car rental, and other usual and customary travel expense in lieu of the $150 fee. Directors who stay overnight to attend a meeting are reimbursed for the actual cost of their overnight accommodations. Peoples believes these fees and reimbursements are reasonable and partially offset travel expenses incurred by those directors living outside the Marietta, Ohio area, where Board and Board committee meetings are typically held.

2017 Fiscal Year

The Board has not made any changes to director compensation arrangements discussed above for the 2017 fiscal year. However, on January 26, 2017, on the recommendation of the Compensation Committee, the Board approved a grant of 300 restricted common shares to each of the Peoples' directors, other than Mr. Sulerzyski, with a grant date of January 31, 2017. The restricted common shares have a time-based vesting requirement and will vest six months after the grant date, provided the individual is still serving as a director at that time. Any future grants of restricted common shares to non-employee directors recommended by the Compensation Committee will be reviewed by the full Board and disclosed to shareholders in all appropriate public disclosures, including the Proxy Statement for the 2018 Annual Meeting of Shareholders, as appropriate.

Other Information Regarding Equity-Based Compensation

The full Board approves all equity-based awards made to non-employee directors of Peoples; while the Compensation Committee approves all equity-based awards made to non-employee directors of Peoples' subsidiaries other than Peoples Bank. The grant date for equity-based awards made to non-employee directors of Peoples is the date of the approval by the Board, the date of election or appointment, or the second business day following the date on which any material information has been publicly disclosed, whichever is the latest. The price by which the value of equity-based awards is measured is the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the grant date.

The following summarizes what the impact of various termination of service events would be on the restricted common shares granted to the non-employee directors on January 31, 2017, if any such event were to occur prior to the vesting date:

- Termination of service as a director of Peoples due to death, disability, or retirement (as that term is defined in the 2006 Plan): The restrictions on the restricted common shares would lapse, and the restricted common shares would become fully vested on the termination date.

- Termination of service as a director of Peoples for cause or any reason other than retirement (as that term is defined in the 2006 Plan), death or disability: Any non-vested restricted common shares would be forfeited on the termination date.

Deferred Compensation Plan for Directors

Since 1991, we have maintained the Directors' Deferred Compensation Plan. Voluntary participation in the Directors' Deferred Compensation Plan allows a non-employee director of Peoples, or any of our subsidiaries, to defer all or part of the compensation (including compensation in the form of common shares), and the federal income tax thereon, received for services provided as a director of Peoples or one of its subsidiaries. Since 1998, directors participating in the Directors' Deferred Compensation Plan have been permitted to allocate their deferrals within their respective bookkeeping accounts under the Directors' Deferred Compensation Plan between a cash account and a stock account. Deferrals with respect to compensation in the form of common shares are automatically deferred to the stock account. The cash account earns interest equal to Peoples Bank's three-year certificate of deposit interest rate. The stock account receives allocations to a bookkeeping account of Peoples' common shares on the first business day of each calendar quarter based upon the cash portion of amounts deferred during the previous calendar quarter and the fair market value of Peoples' common shares and is credited with subsequent cash dividends on the common shares previously allocated to the stock account (which will be similarly credited in the bookkeeping account as Peoples' common shares). If a participant fails to make an election, 100% of the participant's deferrals will be allocated to the cash account. The only right a participant in the Directors' Deferred Compensation Plan has with respect to his or her cash and/or stock account is to receive distributions upon termination of service as a director. Distribution of the deferred amounts is made in a lump sum or substantially equal annual installments over a period of up to five years, at the election of the director beginning (i) on the first business day of the calendar month following the date of the director's termination of service due to resignation, retirement, death or otherwise for the portion of the account, if any, that was earned and vested before January 1, 2005, and any additions attributable to such portion of the account; and (ii) on the first business day of the calendar month following the earlier of the director's death or separation from service as a director for the remaining portion of the account in the first year in which the person is no longer a director. For a director who is also a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of the director's separation from service, the distribution of the portion of the account that was earned and vested on or after January 1, 2005, will be delayed until the first business day of the seventh month following the date of separation of service. The stock account is distributed only in common shares of Peoples, and the cash account is distributed only in cash.

All Other Compensation

The non-employee directors are eligible, at their own cost, to participate in the medical and dental insurance plans maintained by Peoples for employees. In addition, the non-employee directors automatically receive a group term life insurance benefit, the premiums for which are paid by Peoples. This benefit is also provided for directors after their retirement from Peoples. The maximum benefit under the group term life insurance is $50,000 for directors age 65 or younger. The maximum benefit decreases by a percentage for each year beyond age 65 until it reaches a maximum payout of $5,000 at age 90.

During 2016, the Board approved the purchase of split-dollar bank owned life insurance, and all of the directors serving at the time were offered the opportunity to participate in this benefit. Those directors who elected to participate each receive a $50,000 life insurance death benefit while serving as a director and a $25,000 life insurance death benefit after retiring from Peoples at no cost to the director. As the owner of the policy, Peoples can elect to terminate this coverage at any time.

Stock Ownership Guidelines

Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within seven years after the date of his or her election to the Board, or by May 31, 2018, whichever is later, each director must own at least 10,000 common shares of Peoples or common shares having a market value of $200,000, whichever is less. In addition, directors are prohibited from holding Peoples' securities in a margin account or otherwise pledging Peoples' securities as collateral for a loan or other financial obligations. Directors are also prohibited from engaging in hedging or monetization transactions involving Peoples' securities through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

DIRECTOR COMPENSATION FOR 2016

(a) Name (1)	(b) Fees Earned or Paid in Cash ($)(3)	(c) Stock Awards ($)(4)	(d) Option Awards ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	(g) All Other Compensation ($)(6)	(h) Total ($)
Tara M. Abraham	$31,650	$21,600	—	—	$2,493	$54	$55,797
Carl L. Baker, Jr.	$36,450	$23,100	—	—	$223	$54	$59,827
S. Craig Beam	$31,800	$21,600	—	—	—	$54	$53,454
George W. Broughton	$36,800	$23,100	—	—	$1,101	$54	$61,055
David F. Dierker	$34,080	$22,453	—	—	$2,883	$54	$59,470
Richard Ferguson (2)	$17,288	$8,892	—	—	$6,079	$14	$32,273
James S. Huggins	$31,500	$21,600	—	—	$2,047	$54	$55,201
Brooke W. James	$31,650	$21,600	—	—	—	$54	$53,304
Dr. Brenda F. Jones	$32,400	$21,600	—	—	$13,906	$54	$67,960
David L. Mead	$40,385	$26,523	—	—	$7,552	$54	$74,514
Susan D. Rector	$36,650	$23,100	—	—	—	$54	$59,804
Thomas J. Wolf	$34,100	$22,100	—	—	—	$29	$56,229

(1) Charles W. Sulerzyski, who serves as President and Chief Executive Officer of Peoples and Peoples Bank, is not included in this table. Mr. Sulerzyski receives no compensation in his capacity as a director of Peoples and Peoples Bank. The compensation received by Mr. Sulerzyski as an executive officer of Peoples and Peoples Bank is shown in the table under the section captioned "**SUMMARY COMPENSATION TABLE FOR 2016**" beginning on page 45 of this Proxy Statement.

(2) Mr. Ferguson retired from the Board of Directors effective May 19, 2016.

(3) Amounts reported represent the aggregate cash quarterly and meeting fees (including travel fees paid or payable to each director). Included in these amounts are voluntary elective deferrals of fees made pursuant to the Directors' Deferred Compensation Plan. Deferrals of these fees for 2016 were: $30,900 for Ms. Abraham; $56,533 for Mr. Dierker; $32,400 for Dr. Jones; $53,100 for Mr. Huggins; and $10,096 for Mr. Mead. All other amounts representing the cash portion paid for quarterly fees, meeting fees, and travel fees for 2016 are included in this table. Pursuant to the 2016 compensation structure for directors, the portion of quarterly fees and meeting fees paid in stock awards is detailed in column (c). All directors identified in this table are non-employee directors of both Peoples and Peoples Bank and were compensated through retainer fees, Board meeting attendance fees, and Board committee meeting attendance fees, as appropriate, for their service to both boards.

(4) Amounts reported represent the equivalent fair market value of common shares at the time of payment, with the common share payments being made quarterly, to the directors as the equity portion of the quarterly and meeting fees for services rendered as a director of Peoples, computed in accordance with FASB ASC Topic 718. The grant date fair value related to each issuance of common shares represented the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the date of issuance times the number of common shares issued.

(5) Amounts reported represent 2016 earnings on each participating director's bookkeeping account under the Directors' Deferred Compensation Plan.

(6) Amounts reported represent the amount of Peoples' 2016 annual premium payment for group term life insurance covering each of the directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of S. Craig Beam, George W. Broughton, David F. Dierker and Susan D. Rector served as a member of the Compensation Committee of the Board throughout the 2016 fiscal year and each continues to so serve. Terry T. Sweet became a member of the Compensation Committee on January 26, 2017. Former director Carl L. Baker, Jr. served as member of the Compensation Committee in 2016 and 2017 through his retirement date of February 24, 2017. None of these individuals has been an officer or employee of Peoples or any of our subsidiaries. Each of the current members of the Compensation Committee qualified as an independent director under the applicable NASDAQ rules while each individual served on the Compensation Committee during the 2016 fiscal year, except for Mr. Sweet who did not serve on the Compensation Committee in 2016, and each of the current members of the Compensation Committee continues to so qualify. During the 2016 fiscal year, Peoples Bank entered into lending relationships with certain members of the Compensation Committee, with members of their respective families and with corporations and organizations as to which they serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank. During the 2016 fiscal year, no executive officer of Peoples served on the board or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on the Board of Peoples or the Compensation Committee.

AUDIT COMMITTEE REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

Management has represented to the Audit Committee that Peoples' audited consolidated financial statements as of and for the fiscal year ended December 31, 2016, were prepared in accordance with GAAP in the United States and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management.

In addition, the Audit Committee has discussed and reviewed with Ernst & Young LLP ("EY"), Peoples' independent registered public accounting firm, all communications and other matters required to be discussed by auditing standards generally accepted in the United States, including those described in Public Company Accounting Oversight Board (United States) (the "PCAOB") Auditing Standard No. 1301 (Communications with Audit Committee) and by SEC rules, as well as significant current accounting developments and issues. The Audit Committee has also reviewed and discussed the audited consolidated financial statements as of and for the fiscal year ended December 31, 2016 with EY.

The Audit Committee has received from EY the written disclosures and the letter required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY the independence of EY. The Audit Committee has discussed with EY any relationships with or services to Peoples or our subsidiaries that may impact EY's independence and objectivity, including the non-audit services rendered by EY, and the Audit Committee has satisfied itself as to EY's independence.

Based on the Audit Committee's reviews and discussions with management and EY, and the Audit Committee's review of the report of EY to the Audit Committee, the Audit Committee recommended to the Board that Peoples' audited consolidated financial statements be included in Peoples' Annual Report on Form 10‑K for the fiscal year ended December 31, 2016 for filing with the SEC.

Submitted by the Audit Committee of the Board:

David F. Dierker (Chair), Brooke W. James, Dr. Brenda F. Jones, David L. Mead, and Terry T. Sweet.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 23, 2017, the Audit Committee appointed EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017. EY has served as Peoples' independent auditors/independent registered public accounting firm since 1995.

Fees

Fees for services rendered by EY for each of the 2016 fiscal year and the 2015 fiscal year were:

	2016	2015
Audit Fees (1)	$ 787,455	$ 789,286
Tax Fees (2)	52,000	54,575
All Other Fees (3)	135,574	103,957
Total	**$ 975,029**	**$ 947,818**

(1)   Audit Fees pertain to professional services rendered in connection with the audit of Peoples' annual consolidated financial statements and review of the consolidated financial statements included in Peoples' Quarterly Reports on Form 10-Q, as well as internal control testing for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)   Tax Fees pertain to services rendered for tax planning and advice, tax compliance, and assistance with tax audits and appeals.

(3)   All Other Fees pertain to federal and state income tax preparation services for trust accounts with Peoples Bank. Peoples Bank offsets this expense by charging each trust account with a tax preparation fee.

EY did not render any other services to Peoples or any of our subsidiaries during the 2016 fiscal year or the 2015 fiscal year. All of the services described under "Audit Fees," "Tax Fees" and "All Other Fees" above were pre-approved by the Audit Committee.

Pre-Approval Policy

The Audit Committee has adopted, and the Board has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved. Proposed services may either be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"), or be subject to the requirement that the specific pre-approval of the Audit Committee be obtained ("specific pre-approval"). Appendices to the Pre-Approval Policy describe the Audit, Audit-Related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee states otherwise. The Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent reviews and determinations.

The Pre-Approval Policy does not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent registered public accounting firm. The Audit Committee, however, may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at that committee's next scheduled meeting. The Audit Committee has delegated both types of pre-approval authority to the Chair of the Audit Committee.

All requests or applications for services to be provided by the independent registered public accounting firm are to be submitted to the Chief Financial Officer of Peoples, and must include a detailed description of the services to be rendered. The Chief Financial Officer and the independent registered public accounting firm must determine jointly whether, in their view, the request or application is consistent with the SEC's and the PCAOB's rules on auditor independence and is an appropriate service. If so, the Chief Financial Officer will request specific pre-approval from the Audit Committee (or its designee) as appropriate. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The Audit Committee has designated the Director of Risk Management of Peoples to monitor the performance of all services provided by the independent registered public accounting firm and to determine whether such services are in compliance with the Pre-Approval Policy. The Director of Risk Management reports to the Audit Committee on a periodic basis as to the results of such monitoring. Both the Director of Risk Management and the management of Peoples are to immediately report to the Chair of the Audit Committee any breach of the Pre-Approval Policy that comes to the attention of the Director of Risk Management or any member of management.

PROPOSAL NUMBER 3:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed EY to serve as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017, and recommends that Peoples' shareholders vote for the ratification of that appointment. EY audited Peoples' consolidated financial statements as of and for the fiscal year ended December 31, 2016, and the effectiveness of Peoples' internal control over financial reporting as of December 31, 2016. Representatives of EY are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The appointment of Peoples' independent registered public accounting firm is made annually by the Audit Committee. Peoples has determined to submit the appointment of the independent registered public accounting firm to the shareholders for ratification because of such firm's role in reviewing the quality and integrity of Peoples' consolidated financial statements and internal control over financial reporting. Before appointing EY, the Audit Committee carefully considered that firm's qualifications as Peoples' independent registered public accounting firm and the audit scope.

Recommendation and Vote

THE AUDIT COMMITTEE AND THE BOARD UNANIMOUSLY RECOMMEND THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF EY.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017. The effect of an abstention is the same as a vote "**AGAINST**." Even if the appointment of EY is ratified by the shareholders, the Audit Committee, in its discretion, could decide to terminate the engagement of EY and to engage another firm if the Audit Committee determines such action is necessary or desirable. If the appointment of EY is not ratified, the Audit Committee will reconsider (but may decide to maintain) the appointment.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials to households. This method of delivery, often referred to as "householding," would permit Peoples to send: (a) a single annual report and/or a single Proxy Statement or (b) a single Notice of Internet Availability of Proxy Materials, to any household at which two or more different registered shareholders reside if Peoples reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the registered shareholder(s) must consent to the householding process in accordance with applicable SEC rules, and may at any time request that Peoples promptly deliver to such shareholder(s) a separate copy of the proxy materials subject to householding. The householding procedure is intended to reduce the volume of duplicate information shareholders receive and reduce Peoples' expenses. Peoples does not currently practice householding, but may institute householding in the future and will notify registered shareholders affected by householding at that time. Registered shareholders sharing an address may request delivery of a single copy of Peoples' 2016 Annual Report, Proxy Statement and/or Notice of Internet Availability of Proxy Materials by contacting the Corporate Secretary of Peoples at Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention: Corporate Secretary.

Many brokers, financial institutions and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of Peoples, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or Peoples' 2016 Annual Report or Notice of Internet Availability of Proxy Materials, or if you wish to revoke your decision to household and thereby receive multiple copies of Peoples' proxy materials (including annual reports to shareholders). You should also contact the holder of record if you wish to institute householding.

OTHER MATTERS

As of the date of this Proxy Statement, the Board knows of no matter that will be presented for action by the shareholders at the Annual Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders is properly presented at the Annual Meeting, the individuals acting under the proxies solicited by the Board will vote and act according to their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

It is important that your common shares be represented. Whether or not you plan to attend the Annual Meeting in person, please submit your proxy by telephone, Internet or mail as described in this Proxy Statement.

By Order of the Board,

Charles W. Sulerzyski
President and Chief Executive Officer



Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Company #

Address Change? Mark box, sign and indicate changes below: ☐

TO VOTE BY THE INTERNET OR
BY TELEPHONE, SEE REVERSE
SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote "FOR" All Director Nominees Listed In Item No. 1, and "FOR" the Proposals in Item No. 2 and Item No. 3.

1. Election of directors for a three-year term expiring in 2020

01 Tara M. Abraham   03 Brooke W. James

02 James S. Huggins

☐ Vote FOR all nominees (except as marked)   ☐ Vote WITHHELD from all nominees

⇩ *Please fold here - Do not separate* ⇩

(Instruction: To withhold authority to vote for any individual nominee(s), mark "Vote FOR all nominees (except as marked)" and write the number(s) of the nominee(s) in the box provided to the right.)

2. Advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the Proxy Statement for the 2017 Annual Meeting of Shareholders.

☐ For   ☐ Against   ☐ Abstain

3. Ratification of the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2017.

☐ For   ☐ Against   ☐ Abstain

THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED (EXCEPT IN THE CASE OF COMMON SHARES HELD UNDER PEOPLES' RETIREMENT SAVINGS PLAN AND BROKER NON-VOTES, WHERE APPLICABLE) <u>FOR</u> THE ELECTION OF ALL DIRECTOR NOMINEES LISTED IN ITEM NO. 1, <u>FOR</u> THE PROPOSAL IN ITEM NO. 2, AND <u>FOR</u> THE PROPOSAL IN ITEM NO. 3. IF ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING OF SHAREHOLDERS OR IF A NOMINEE FOR ELECTION AS A DIRECTOR NAMED IN THE PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS IS UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE, THE COMMON SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE DISCRETION OF THE INDIVIDUALS DESIGNATED TO VOTE THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON SUCH MATTERS OR FOR SUCH SUBSTITUTE NOMINEE(S) AS THE DIRECTORS OF PEOPLES MAY RECOMMEND.

Date _____

Signature(s) in box

Please sign exactly as your name(s) appears on this proxy card. If common shares are held in joint tenancy, all persons should sign. Trustees, administrators, etc., must include title and authority. Corporations and other entities must provide full name of corporation/entity and title of authorized officer signing the proxy card.

PEOPLES BANCORP INC.

ANNUAL MEETING OF SHAREHOLDERS

Thursday, April 27, 2017
10:00 a.m., Eastern Daylight Saving Time

Lafayette Hotel
101 Front Street
Marietta, OH 45750



Peoples Bancorp Inc.
P.O. Box 738
Marietta, OH 45740

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting of Shareholders to be held on April 27, 2017.

The common shares of Peoples Bancorp Inc. ("Peoples") as to which you have voting authority, including those held on your behalf in a trust account, under Peoples' Dividend Reinvestment and Stock Purchase Plan, or under Peoples' Retirement Savings Plan, will be voted as you specify on the reverse side of this proxy card.

If no choice is specified, the common shares of Peoples represented by this proxy card will be voted, except in the case of common shares held under Peoples' Retirement Savings Plan and broker non-votes, where applicable, "FOR" the election of all director nominees listed in Item No. 1, "FOR" the proposal in Item No. 2, and "FOR" the proposal in Item No. 3.

Notice to Participants in Peoples' Retirement Savings Plan: If you participate in Peoples' Retirement Savings Plan, by completing and signing this proxy card or providing voting instructions by the Internet, or by telephone, you will be deemed to have instructed the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you do not provide voting instructions by 11:59 p.m., Central Daylight Saving Time, on April 24, 2017, the trustee will not vote the common shares allocated to your account.

By signing this proxy card, you revoke all prior proxies to vote the common shares of Peoples you are entitled to vote at the Annual Meeting of Shareholders and appoint David L. Mead and Charles W. Sulerzyski, and each of them, with full power of substitution, as your proxies to attend the Annual Meeting of Shareholders and vote your common shares of Peoples on the matters shown on the reverse side and in their discretion, to the extent permitted by applicable law, on any other matters (none known at the time of solicitation of this proxy) which may properly come before the Annual Meeting of Shareholders.

Peoples Bancorp® is a federally registered service mark of Peoples Bancorp Inc.
The **three arched ribbons** logo is a federally registered service mark of Peoples Bank.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your telephone or Internet voting instructions authorize the named proxies to vote your common shares in the same manner as if you marked, signed, dated and returned your proxy card.

INTERNET	TELEPHONE	MAIL
www.proxypush.com/pebo	**1-866-883-3382**	
Use the Internet to provide voting instructions until 11:59 p.m. (CDST) on April 26, 2017, or 11:59 p.m. (CDST) on April 24, 2017 in the case of common shares held under Peoples' Retirement Savings Plan.	Use a touch-tone telephone to provide voting instructions until 11:59 p.m. (CDST) on April 26, 2017, or 11:59 p.m. (CDST) on April 24, 2017 in the case of common shares held under Peoples' Retirement Savings Plan.	If you received a printed copy of the proxy materials, mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by the Internet or by Telephone, you do NOT need to mail back your proxy card.



Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com



March 8, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

> Re: Peoples Bancorp Inc. ‑‑ Definitive Proxy Materials related to Annual Meeting of Shareholders to be held on April 27, 2017

Ladies and Gentlemen:

In accordance with Rule 14a‑6(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are transmitting herewith for filing definitive copies of the Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the "Proxy Materials") to be furnished to the shareholders of Peoples Bancorp Inc. (the "Company") via the Internet in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on April 27, 2017.

Separately, we are transmitting for filing a definitive copy of the Notice of Internet Availability of Proxy Materials, which we will begin mailing on March 13, 2017 to shareholders of record on February 28, 2017, the record date for the Annual Meeting. On March 13, 2017, we will also provide those shareholders with access to our online Proxy Materials as well as our online 2016 Annual Report to Shareholders.

The purposes of the Annual Meeting are: (a) to elect three directors, each to serve for a term of three years to expire at the Annual Meeting of Shareholders to be held in 2020; (b) to consider and vote upon a non-binding advisory resolution to approve the compensation of the Company's named executive officers; and (c) to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017.

If you have any questions with respect to the accompanying definitive Proxy Materials, please call the undersigned at (740) 376-7574.

Thank you.

Very truly yours,

M. Ryan Kirkham

M. Ryan Kirkham
General Counsel and Corporate Secretary